Årsrapport 2003



Danske Bank

Bankens ordinære generalforsamling afholdes
tirsdag den 23. marts 2004 kl. 14.00
i Tivolis Koncertsal, Tietgensgade 20, København V.

BESTYRELSE

Adm. direktør Alf Duch-Pedersen / formand
Direktør Jørgen Nue Møller / næstformand
Direktør Eivind Kolding / næstformand
Tømrermester Poul Christiansen
Direktør Henning Christophersen
Gårdejer Hans Hansen
Kabinetssekretær, dr. jur. Niels Eilschou Holm
Adm. direktør Peter Højland
Professor, dr. polit. Niels Chr. Nielsen
Adm. direktør Sten Scheibye
Professor Majken Schultz
Professor, dr. oecon. Claus Vastrup
Direktør Birgit Aagaard-Svendsen
Privatrådgiver Tove Abildgaard *
Bankassistent Helle Brøndum *
Bankassistent Bolette Holmgaard *
Fuldmægtig Peter Michaelsen *
Ekspeditionsmedarbejder Pia Bo Pedersen *
Fuldmægtig Verner Usbeck *
Bankassistent Solveig Ørteby *

* valgt af medarbejderne

DIREKTION

Peter Straarup / ordførende

Jakob Brogaard / viceordførende

EKSEKUTIVKOMITE

Ordførende direktør Peter Straarup / formand

Viceordførende direktør Jakob Brogaard

Økonomidirektør Tonny Thierry Andersen

Direktør Jørgen Klejnstrup

Direktør Sven Lystbæk

Direktør Henrik Normann

Direktør Per Skovhus

Associerede medlemmer

Direktør Thomas Borgen

Direktør Jeppe Christiansen

Direktør Søren Kaare-Andersen

Direktør Angus MacLennan

Direktør Hans Møller-Christensen

Direktør Hans E. Mørk

Direktør Bengt Svelander

Resume

2003 var på mange områder et tilfredsstillende år for Danske Bank koncernen.

Koncernens resultat efter skat udgjorde 9.286 mio. kr. i forhold til 8.242 mio. kr. i 2002. Det realiserede resultat er det bedste årsresultat i koncernens historie. Resultatet pr. aktie steg 16 pct., som følge af resultatfremgangen og aktietilbagekøb i 2003 på 5 mia. kr.

Det gode årsresultat blev opnået til trods for, at året var præget af afdæmpede økonomiske konjunkturer i Europa, behersket aktivitet på kapitalmarkederne og lave rentesatser.

I 2003 blev fokus i endnu højere grad rettet mod kundernes finansielle behov. Nye produkter blev lanceret, administrative processer blev gjort mere kundevenlige, og kommunikationsindsatsen blev styrket. Især inden for boligfinansiering blev tilbuddene til kunderne udvidet. Kunderne tog godt imod de nye tilbud. Ud over en stigende kundetilgang viste undersøgelser en øget kundetilfredshed i såvel indenlandske som udenlandske enheder.

I tråd med den skarpere kundefokusering offentliggjorde Danske Bank i efteråret en organisationstilpasning, der trådte i kraft pr. 1. januar 2004. Målet er at styrke de to bankbrands, Danske Bank og BG Bank, der hver især vil blive profileret med separat ledelse, kreditafdeling og regnskabsrapportering.

Trods de mange positive resultater bød året desværre også på særligt én episode, som gav anledning til problemer for bankens kunder og organisation. I 1. kvartal 2003 oplevede koncernen et IT-nedbrud, som medførte et driftsstop i koncernens IT-ydelser i flere dage i træk.

Årsagen til IT-nedbruddet blev identificeret og efterfølgende rettet. Koncernen har desuagtet foretaget betydelige investeringer i yderligere IT-driftsikkerhed, og med udgangen af 2003 har koncernens IT-platform et højt sikkerhedsniveau.

Koncernens ambition om til stadighed at optimere anvendelsen af ressourcer og således udnytte stordriftsfordele er fortsat et grundelement i fastlæggelsen af de administrative processer.



I overensstemmelse hermed gennemførte koncernen i 2003 konverteringer af IT-systemerne i Danske Bank International, Luxembourg, Danske Bank Polska og Danske Consensus i Sverige til den fælles koncernplatform.

Danske Bank koncernen bevarede i 2003 sine høje ratings. Realkredit Danmarks obligationsudstedelser blev af det internationale ratingbureau Standard & Poor's tildelt en AAA rating. Obligationerne havde i forvejen den højeste ratingkarakter fra Moody's, Aaa. Standard & Poor's opgraderede ratingen af Danica Pension i kategorien Insurer Financial Strength fra A+ til AA-.

Danske Bank aktien gav i 2003 et positivt afkast på 22,2 pct., sammensat af en kursgevinst på 18,2 pct. og udbytte for regnskabsåret 2002 på 4,0 pct. Kursudviklingen var marginalt over det europæiske bankindeks.

Bestyrelsen indstiller til generalforsamlingen, at der udbetales 6,55 kr. i udbytte pr. aktie svarende til i alt 4.661 mio. kr. Udbyttet udgør 50 pct. af koncernens overskud efter skat. Udbyttet er øget i forhold til 2002, hvilket skyldes den gode udvikling i koncernens kapitalafkast, samt det forhold, at kapitalbehov til rentable ekspansionsmuligheder inden for koncernens markedsområder har været begrænsede. I 2003 blev der alt i alt udbetalt 8,5 mia. kr. til Danske Banks aktionærer sammensat af udbytte på 3,5 mia. kr. og tilbagekøb af Danske Bank aktier for i alt 5,0 mia. kr.

Koncernen fik i 2003 ny bestyrelsesformand. Adm. direktør Alf Duch-Pedersen efterfulgte pr. 1. juli 2003 direktør Poul J. Svanholm som formand for Danske Banks bestyrelse. Direktør Jørgen Nue Møller fortsatte som næstformand, og direktør Eivind Kolding blev udpeget til næstformand.

Ved fusionen med RealDanmark afgav banken en række tilsagn over for Konkurrencestyrelsen om blandt andet reduktion af aktiebesiddelser i finansielle infrastrukturselskaber i Danmark. I 2002 nedbragte banken sine ejerandele i Københavns Fondsbørs og Værdipapircentralen, og med salget af kapitalandele i PBS Holding A/S og PBS International Holding A/S medio 2003 var samtlige tilsagn opfyldt.

Danske Bank koncernen styrkede sin konkurrenceevne i løbet af 2003, og med udsigt til forbedrede konjunkturer på hjemmemarkederne i Nordeuropa er det forventningen, at 2004 bliver endnu et godt år for koncernen.



Danske Bank koncernens hovedtal

BASISINDTJENING OG ÅRETS RESULTAT (Mio. kr.)	2003	2002	2001	2000	1999
Nettorenteindtægter fra bankaktiviteter, mv.	15.617	15.859	16.754	15.529	7.630
Gebyrer og provisioner, netto	5.964	5.842	5.926	5.981	3.394
Indtægter fra handelsaktiviteter*	3.237	2.968	3.411	2.973	2.443
Øvrige basisindtægter	1.127	1.278	1.171	1.122	522
Basisindtjening fra forsikringsaktiviteter	1.004	1.118	1.045	788	832
Basisindtægter i alt	26.949	27.065	28.307	26.393	14.821
Driftsomkostninger og afskrivninger	14.820	15.489	16.275	16.148	9.215
Basisindtjening før hensættelser	12.129	11.576	12.032	10.245	5.606
Tab og hensættelser på debitorer	1.662	1.420	1.752	1.100	447
Basisindtjening	10.467	10.156	10.280	9.145	5.159
Avance ved salg af tilknyttede virksomheder	-	-	240	83	703
Beholdningsindtjening	2.569	1.008	870	2.461	459
Omkostninger ved fusion	-	-	-	2.721	-
Tilpasning af regnskabsmæssig praksis og skøn	-	-	-	265	-
Resultat før skat	13.036	11.164	11.390	8.703	6.321
Skat	3.750	2.922	2.677	2.399	1.293
Årets resultat	9.286	8.242	8.713	6.304	5.028
Heraf minoritetsinteressers andel	-	-	-	57	43

UDVALGTE HOVEDTAL FRA BALANCEN PR. 31. DECEMBER (Mia. kr.)					
Bankudlån	523	479	476	444	308
Realkreditudlån	498	469	448	420	73
Obligationer og aktier	494	433	356	259	147
Gæld til kreditinstitutter og centralbanker	300	320	241	213	158
Indlån	484	428	400	367	266
Udstedte obligationer	765	700	673	563	150
Efterstillede kapitalindskud	34	31	32	30	21
Egenkapital	60	60	57	51	30
Aktiver i alt	1.826	1.752	1.539	1.363	701

NØGLETAL					
Årets resultat pr. aktie (kr.)	13,3	11,5	11,9	8,2	9,4
Årets resultat i procent af gns. egenkapital	15,2	14,0	16,0	11,5	16,4
Basisindtjening i procent af gns. egenkapital	17,1	17,2	18,9	16,8	17,0
Omkostninger i procent af basisindtægter	55,0	57,2	57,5	61,2	62,2
Solvensprocent	11,0	10,5	10,3	9,6	11,0
Kernekapitalprocent	7,7	7,6	7,3	6,8	7,4
Udbytte pr. aktie (kr.)	6,55	4,75	4,75	4,40	2,50
Børskurs ultimo	138,8	117,4	135,1	141,8	80,9
Indre værdi pr. aktie (kr.)	89,9	84,8	78,0	70,5	57,5
Antal heltidsmedarbejdere ultimo året:					
Danske Bank og konsoliderede datterselskaber	16.114	16.969	17.564	18.930	12.397
Ikke konsoliderede forsikringsdatterselskaber	821	848	957	976	1.128

*) Omfatter nettorenteindtægter, gebyrer, provisioner og kursreguleringer fra handelsaktiviteter.
For året 2000 er der foretaget en proforma konsolidering af Danske Bank koncernen og RealDanmark koncernen.

Årets resultat

Danske Bank koncernen realiserede i 2003 et resultat efter skat på 9.286 mio. kr. mod 8.242 mio. kr. i 2002. Koncernens resultat før skat udgjorde 13.036 mio. kr. mod 11.164 mio. kr. i 2002. Årets resultat pr. aktie udviste en stigning på 16 pct.

Koncernens basisindtjening udgjorde 10.467 mio. kr., og udviklingen i basisindtjeningen var i overensstemmelse med det forventede ved offentliggørelsen af kvartalsrapporten for 1.-3. kvartal 2003. Koncernens basisindtjening udgjorde 2.327 mio. kr. i 4. kvartal 2003 mod 2.059 mio. kr. i 4. kvartal 2002.

Basisindtægterne var stort set uændrede i forhold til 2002.

Nettorenteindtægterne udgjorde 15.617 mio. kr., hvilket var 2 pct. lavere end i 2002. Stigende forretningsomfang i Norge og Sverige samt på realkreditområdet kunne således ikke i fuldt omfang opveje virkningen af faldet i pengemarkedsrenterne.

Indtjeningen fra gebyrer og provisioner blev øget med 2 pct., især som følge af stigende omprioriteringsgebyrer og garantiprovisioner.

Indtægter fra handelsaktiviteter udviklede sig tilfredsstillende med en stigning på 9 pct. i forhold til 2002.

Nedgangen i øvrige basisindtægter på 151 mio. kr. skyldtes blandt andet et lavere resultat af koncernens ejendomme i 2003, samt at indtægterne i 2002 var positivt påvirket af tilbageførsel af reservation vedrørende retssager.

Koncernens basisindtjening fra forsikringsaktiviteter faldt til 1.004 mio. kr. primært som følge af forøgede hensættelser på "tab af arbejdsevneforsikringer" under afvikling.

Koncernens driftsomkostninger og afskrivninger blev reduceret med 4 pct. i forhold til 2002. Omkostningsprocenten blev forbedret til 55,0 fra 57,2 i 2002.

I forhold til 2002 steg tab og hensættelser med 242 mio. kr. til 1.662 mio. kr. Tab og hensættelser udgjorde 0,15 pct. af de samlede udlån og garantier og var dermed fortsat på et lavt niveau i forhold til koncernens gennemsnitlige forventede tab.

Basisindtjeningen udgjorde, som nævnt, 10.467 mio. kr., hvilket var 3 pct. over niveauet for 2002.

Beholdningsindtjeningen udgjorde 2.569 mio. kr. mod 1.008 mio. kr. i 2002. Beholdningsindtjeningen fra bankforretningen viste et resultat på 1.493 mio. kr. Heri indgår en avance på 286 mio. kr. som følge af delvis afdækning af forventet indtægtstab i bankforretningen i forbindelse med rentefaldet.

Ved fusionen med RealDanmark i november 2000 afgav banken en række tilsagn om blandt andet reduktion af aktiebesiddelser i finansielle infrastrukturselskaber i Danmark. I forbindelse hermed havde banken i første halvår 2003 en avance på 264 mio. kr. fra salget af kapitalandele i PBS Holding A/S. Banken solgte i halvåret også aktier i PBS International Holding A/S. Til salget, der ikke i 2003 havde resultatmæssig effekt, er knyttet en efterreguleringsklausul. Banken har herefter

opfyldt samtlige de tilsagn, den afgav over for Konkurrencestyrelsen. Beholdningsindtjeningen i 2002 indeholdt tilsvarende en avance på 103 mio. kr. fra salget af aktier i Københavns Fondsbørs og Værdipapircentralen.

Beholdningsindtjeningen fra Danica Pension bidrog med 1.076 mio. kr. mod et underskud på 809 mio. kr. i 2002. Udviklingen var positivt påvirket af, at der kunne ske indtægtsførsel af risikotillæg fra tidligere år på 954 mio. kr. som følge af et tilfredsstillende investeringsafkast.

Koncernens skat, inklusive statsafgift på hensættelser til imødegåelse af tab, er beregnet til 3.750 mio. kr. i 2003 svarende til en skatteprocent på 29.

Egenkapitalforrentningen blev øget til 15,2 pct. fra 14,0 pct. i 2002.

Balance

Ultimo 2003 udgjorde koncernbalancen 1.826 mia. kr. mod 1.752 mia. kr. ultimo 2002. Danica Pensions balance, der ikke konsolideres i koncernregnskabet, androg 188 mia. kr. mod 177 mia. kr. ultimo 2002.

I forhold til ultimo 2002 steg koncernens bankudlån med 44 mia. kr. til 523 mia. kr. Udviklingen omfattede en stigning i repoforretninger til primært udenlandske finansielle institutioner på 49 mia. kr., samt et fald i det indenlandske bankudlån på 4 mia. kr., som følge af en stigning i udlån til privatkunder på 10 mia. kr. og en nedgang i udlån til erhvervskunder på 14 mia. kr. Erhvervsvirksomhedernes lavere finansieringsbehov udmøntede sig især i et fald i udlån med kort løbetid. Det udenlandske bankudlån faldt 1 mia. kr. fordelt på en stigning i de øvrige nordiske lande på 8 mia. kr. og et fald i øvrige lande på 9 mia. kr. Ses bort fra valutakursudviklingen, steg det udenlandske bankudlån 10 mia. kr.

Realkreditudlånet viste fremgang og udgjorde 498 mia. kr., hvilket var 29 mia. kr. højere end ved udgangen af 2002.

Obligationer og aktier udgjorde 494 mia. kr. mod 433 mia. kr. ultimo 2002. Stigningen på 61 mia. kr. i forhold til ultimo 2002 skyldtes en forøgelse af beholdningen af egne udstedte realkreditobligationer, der blev præemissioneret i december 2003 til brug for refinansiering af realkreditlån primo 2004.

Indlånet beløb sig til 484 mia. kr. ultimo 2003 og udviste således en stigning på 56 mia. kr. i forhold til ultimo 2002. Stigningen i indlån ekskl. repoforretninger udgjorde 25 mia. kr. og fordelte sig jævnt mellem inden- og udenlandske enheder og var ligeledes jævnt fordelt over kundesegmenter.

Kapital og solvens

Aktiekapitalen udgjorde 7.116.758.490 kr. ultimo 2003 efter annullering af 20.324.151 aktier som følge af det i 2. kvartal 2002 gennemførte aktietilbagekøb.

Egenkapitalen udgjorde 60 mia. kr. ved udgangen af året. Udviklingen i egenkapitalen siden ultimo 2002 kan foruden årets resultat efter udbytte og ændrede regnskabsregler, jf. omtale under "Anvendt regnskabspraksis", tilskrives gennemførte aktietilbagekøb.



I løbet af 2003 gennemførtes aktietilbagekøb på i alt 5,0 mia. kr. i kursværdi, som omfattede 39.410.097 stk. til en gennemsnitskurs på 126,9. Hermed blev antallet af udestående aktier reduceret fra 711.675.849 ved udgangen af 2002 til 672.265.752 ved udgangen af 2003. De i året tilbagekøbte aktier vil blive foreslået annulleret ved førstkommende generalforsamling.

I tråd med den overordnede finansielle målsætning om et konkurrencedygtigt afkast til aktionærerne er målsætningen for udbytteprocenten ændret fra tidligere ca. 40 pct. til nu at udgøre ca. 50 pct. Bestyrelsen indstiller derfor til generalforsamlingen, at der udbetales 6,55 kr. i udbytte pr. aktie eller i alt 4.661 mio. kr. svarende til 50 pct. af koncernens overskud efter skat.

Solvensprocenten ultimo 2003 blev opgjort til 11,0, hvoraf 7,7 procentpoint kunne henføres til koncernens kernekapital. Aktietilbagekøbet i 2003 betød isoleret set en reduktion af kernekapitalprocenten med 0,6 procentpoint.

Der er i 2003 indført lovgrundlag, der muliggør anvendelse af hybridkapital. Hybridkapital hæfter før supplerende kapital og indgår i kernekapitalen.

Med henblik på optimering af kapitalanvendelsen er målsætningen for kernekapitalprocenten ændret fra tidligere 6,5 pct. til nu at udgøre i niveauet 7,0 pct., hvor hybridkapital forventes at indgå med ca. 0,5 pct.

Hybridkapital kan optages i fremmed valuta og vil således medvirke til at sikre kernekapitalprocenten mod valutakurspåvirkninger.

KAPITAL OG SOLVENS (Mio. kr.)	2003	2002
Kernekapital efter fradrag	58.699	58.654
Supplerende kapital efter fradrag	25.351	22.646
Ansvarlig kapital efter fradrag i alt	84.050	81.300
Vægtede poster i alt	766.985	774.150
Solvensprocent	11,0	10,5
Kernekapitalprocent	7,7	7,6

Danske Bank vil i løbet af første halvår 2004 tilbagekøbe egne aktier svarende til en markedsværdi på 3 mia. kr. Bestyrelsen vil løbende i 2004 tage stilling til eventuelt yderligere tilbagekøb.

Den supplerende kapital udgjorde 34 mia. kr. ultimo 2003 mod 31 mia. kr. ultimo 2002. Som led i den løbende refinansiering af den supplerende kapital optog Danske Bank i 2003 obligationslån på nom. 500 mio. EUR, nom. 350 mio. GBP og nom. 500 mio. NOK og indfriede obligationslån på nom. 500 mio. USD og 100 mio. DKK. Endvidere omlagde banken et lån på nom. 150 mio. GBP til nom. 1.770 mio. NOK.

Forventninger til 2004

I 2004 vurderes de makroøkonomiske vilkår for de nordiske lande at blive bedre end i 2003. Som følge heraf forventes koncernens aktiviteter generelt at udvikle sig positivt i forhold til det forløbne år. En lavere gennemsnitlig rente i Danmark og Norge forventes dog at medføre, at nettorenteindtægterne forbliver på niveauet fra 2003.

Gebyrindtægterne forventes at blive lidt højere i 2004 som følge af øget aktivitetsniveau.

Indtægter fra handelsaktiviteter forventes på grund af ventet lavere aktivitet på rente- og valutamarkedet at falde i forhold til 2003.

Resultat af forsikringsdrift forventes at blive højere som følge af forbedret risikoresultat.

Samlet forventes basisindtægterne at være på stort set samme niveau som i 2003.

Også i 2004 vil koncernen have fokus på en stram omkostningsstyring. Reduktionen i medarbejderantallet i 2003 vil medvirke til at reducere personaleomkostningerne i 2004. Udgifter til fratrædelsesgodtgørelser vil herudover falde i takt med, at personaleafgangen aftager. Endelig forventes de IT-relaterede driftsomkostninger at blive reduceret.

I medfør af ændrede regnskabsregler skal koncernen fra 2004 aktivere egenudviklet software og foretage periodisering af visse gebyrindtægter over løbetiden. Aktivering af egenudviklet software forventes at påvirke resultatet positivt med ca. 150 mio. kr. Periodisering af gebyrindtægter reducerer egenkapitalen primo 2004 med 198 mio. kr. Ændringen forventes ikke at påvirke årets resultat.

Samlet er det herefter forventningen, at koncernens omkostninger vil falde i 2004, dog mindre end i 2003. De senere års forbedring af omkostningsprocenten vil således fortsætte i 2004.

Udviklingen i låneporteføljen forventes ikke at svække boniteten, hvorfor der fortsat forventes en forholdsvis lav hensættelsesprocent.

Basisindtjeningen i 2004 forventes på baggrund af ovenstående at blive lidt højere end i 2003.

Beholdningsindtjeningen vedrørende både bank- og forsikringsvirksomheden vil som i tidligere år afhænge af udviklingen på de finansielle markeder, herunder kursniveauerne ultimo året.

Koncernens skat, inklusive statsafgift på hensættelser til imødegåelse af tab, ventes at udgøre 30 pct. af resultatet før skat.

Danske Bank aktien

Danske Banks overordnede finansielle mål er at realisere et konkurrencedygtigt afkast til aktionærerne.

Værdien til aktionærerne skabes gennem kursstigninger i aktien og udbetaling af udbytte. Udover fortsat fokus på et solidt indtægtsgrundlag sikres aktionærernes værdi gennem optimering af processer, risikostyring og kapitalstruktur.

Danske Bank aktien i 2003

Danske Bank aktiens kurs var 138,8 kr. ved udgangen af 2003, svarende til en markedsværdi på 93,3 mia. kr. Aktien steg 18,2 pct. i løbet af 2003. Til sammenligning steg MSCI European Banks indekset 17,8 pct., og det danske KFX-indeks steg 22,5 pct.

Den gennemsnitlige daglige omsætning i Danske Bank aktien var 261 mio. kr. i 2003 mod 233 mio. kr. i 2002. Danske Bank aktien var den mest omsatte aktie på Københavns Fondsbørs med en samlet omsætning på 64,9 mia. kr. i 2003.

Kursudviklingen for Danske Bank aktien samt udviklingen i omsætningen fremgår af figuren.

Danske Bank aktien indgår i mere end 25 danske og internationale aktieindeks, heriblandt KFX-indekset over de 20 mest omsatte aktier på Københavns Fondsbørs samt de internationale indeks MSCI European Banks og FTSE Eurotop 100.

DANSKE BANK AKTIEN	2003	2002
Total markedsværdi, ultimo året, mia. kr.	93,3	83,6
Årets resultat pr. aktie, kr.	13,3	11,5
Udbytte pr. aktie, kr.	6,55	4,75
Indre værdi pr. aktie, kr.	89,9	84,8
Kurs/indre værdi pr. aktie	1,5	1,4

Resultat pr. aktie blev 13,3 kr. Ved udgangen af 2003 var aktiens indre værdi 89,9 kr., svarende til en kurs/indre værdi på 1,5.

Udbytte og afkast til aktionærerne

Bestyrelsen indstiller til generalforsamlingen, at der i 2004 udbetales 6,55 kr. i udbytte pr. aktie for året 2003 svarende til 5,5 pct. af aktiens kursværdi primo 2003 eller i alt 4.661 mio. kr.

Danske Banks aktionærer havde i 2003 et positivt afkast på 22,2 pct. sammensat af en kursgevinst på 18,2 pct. og udbytte for regnskabsåret 2002 på 4,0 pct. af aktiens kursværdi primo 2003. Over en 5-årig tidshorisont har en investering i Danske Bank aktien i gennemsnit givet et afkast på 13,0 pct. p.a. med store udsving i de enkelte år.

Aktiekapital og aktietilbagekøb

Som led i optimeringen af koncernens kapitalstruktur gennemførtes i 2003 aktietilbagekøb på i alt 5,0 mia. kr. i kursværdi.

Aktietilbagekøbene øgede koncernens resultat pr. aktie med 0,3 procentpoint. I første halvår af 2003 gennemførtes et aktietilbagekøb på 2,0 mia. kr., som omfattede 16.303.664 stk. til en gennemsnitskurs på 122,7. I andet halvår af 2003 gennemførtes aktietilbagekøb på 3,0 mia. kr. omfattende 23.106.433 stk. til en gennemsnitskurs på 129,8. Hermed blev antallet af udestående aktier reduceret fra 711.675.849 ved udgangen af 2002 til 672.265.752 ved udgangen af 2003. De i året tilbagekøbte aktier vil blive foreslået annulleret ved førstkommende generalforsamling.

Aktionærer i Danske Bank

Danske Bank havde ved udgangen af 2003 ca. 295.000 aktionærer. Ifølge værdipapirhandelsloven skal aktiebesiddelser over 5 pct. af aktiekapitalen meddeles selskabet, ligesom det skal meddeles, når grænser med 5 pct.s mellemrum gennembrydes. Der var modtaget meddelelser fra fire aktionærgrupper om besiddelse af mere end 5 pct. af Danske Banks aktiekapital.

Danske Bank aktien



Kurs
Mia.kr.
150
120
90
60
30
0
10
8
6
4
2
0
2003
Månedlig omsætning (kursværdi)
Kurs



DANSKE BANK AKTIEN	2003	2002
Gennemsnitligt antal udestående aktier	696.374.857	719.314.404
Antal udestående aktier, ultimo året	672.265.752	711.675.849
Antal udstedte aktier, ultimo året	*711.675.849*	*732.000.000*

- Fonden A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene formaal, København, har meddelt en aktiebesiddelse på over 15 pct. i Danske Bank.
- Fonden Realdania, København, har meddelt, at den ejer over 10 pct. af aktierne i Danske Bank.
- Arbejdsmarkedets Tillægspension (ATP), Hillerød, har meddelt en aktiebesiddelse på over 5 pct.
- Danske Bank koncernen – herunder Danica selskaberne – har meddelt en ejerandel på over 5 pct. af aktiekapitalen i Danske Bank.

Danske aktionærer, inklusive de fire nævnte, ejer tilsammen lidt over 60 pct. af Danske Bank.

Siden begyndelsen af året er den udenlandske ejerandel af aktiekapitalen i Danske Bank steget fra omkring en tredjedel til knap 40 pct. Størstedelen af de udenlandske aktionærer kan henføres til USA og UK.

Aktionærerne blev i 2003 orienteret om bankens udvikling på den ordinære generalforsamling den 25. marts 2003 og på 13 aktionærmøder i større, danske byer, hvor mere end 10.700 aktionærer deltog. Endvidere modtog aktionærerne bladet AktionærNyt.

Invitation til generalforsamlingen annonceres i dagspressen.

På generalforsamlingen 2003 var 40,7 pct. af aktiekapitalen repræsenteret. Der var givet fuldmagt til bestyrelsen for et begrænset antal stemmer, som i overensstemmelse med fast praksis i banken kun gjaldt for dette ene møde.

Organisation og selskabsledelse

Ledelsen af Danske Bank koncernen fokuserer på at varetage aktionærernes interesse ved at præstere et konkurrencedygtigt afkast kombineret med en betryggende risiko- og kapitalstyring. Danske Bank koncernen anser et godt forhold til alle interessenter for en forudsætning for værdiskabelse. Koncernen arbejder derfor løbende på at fastholde et godt forhold til kunder, investorer, medarbejdere, myndigheder og samfundet generelt.

Danske Bank koncernen har som målsætning at sikre det bedst mulige grundlag for styring og udvikling af virksomheden gennem en fleksibel organisationsstruktur.

Også i 2003 har selskabers interne strukturelle forhold været et emne i den offentlige debat. Der stilles fra stadig flere sider krav til en række forhold. Ledelsens arbejdsform, åbenhed, kontrolforanstaltninger, aflønningsforhold samt ledelses- og bestyrelsesansvar er væsentlige fokuspunkter. Danske Bank koncernens ledelse følger debatten nøje og ønsker løbende at implementere relevante forbedringer med henblik på optimering af koncernens organisation og ledelsesstruktur.

Danske Bank koncernens organisatoriske struktur er opbygget på grundlag af det regelsæt, som koncernen i sin egenskab af dansk baseret, finansiel virksomhed er underkastet. Danske Bank er underlagt dansk selskabslovgivning, hvor generalforsamlingen vælger bestyrelsen, godkender årsrapporten og tager stilling til bestyrelsens indstilling om valg af ekstern revision.

Bestyrelsen udpeger direktionen og udstikker de overordnede retningslinier for selskabets ledelse.

Bestyrelsen har endvidere godkendt etableringen af en eksekutivkomite, som under den ordførende direktørs formandskab udgør den daglige ledelsesgruppe. Eksekutivkomiteen er et koordinerende forum med vægten lagt på at anskue aktiviteterne på tværs af koncernen og med særlig hensyntagen til det tværgående samspil mellem eksempelvis stabsfunktioner/produktleverandører og de enkelte brands og landeorganisationer.

Generalforsamlingen

Generalforsamlingen er selskabets øverste myndighed. Generalforsamlingen træffer som udgangspunkt afgørelser ved simpelt flertal af de afgivne stemmer. Hver aktie har 1 stemme, og alle aktier har samme rettigheder. I enkelte situationer stiller vedtægterne krav om kvalificeret flertal. Dette gælder visse vedtægtsændringer, herunder hvis aktionærerne ikke får fortegningsret ved en forhøjelse af aktiekapitalen. I disse tilfælde kræves to tredjedele af såvel de afgivne stemmer som af den repræsenterede, stemmeberettigede kapital.

Stemmeret på generalforsamlingen tilkommer aktionærer, som har anmeldt og dokumenteret deres aktiebesiddelse, og som senest fem dage før generalforsamlingen har anmodet om adgangskort og stemmeseddel. Enhver aktionær har ret til at møde ved fuldmægtig. Vedtægterne for Danske Bank koncernen findes på www.danskebank.dk/ir.

Bestyrelsen

Bestyrelsen er koncernens øverste ledelsesorgan og godkender beslutninger af strategisk og principiel karakter. Bestyrelsen består af 13 generalforsamlingsvalgte medlemmer og 7 medarbejdervalgte medlemmer. Ved fusionen med RealDanmark i 2000 blev bestyrelsen udvidet. Efterfølgende er antallet af medlemmer nedbragt. Det er bestyrelsens opfattelse, at en bestyrelse på 10 generalforsamlingsvalgte medlemmer bør være målsætningen. Bestyrelsesmedlemmer vælges for fire år ad gangen, dog således at der hvert år mindst afgår 2 bestyrelsesmedlemmer, som har længst anciennitet siden sidste valg eller genvalg. Bestyrelsesmedlemmer kan genvælges flere gange.

Bestyrelsesmedlemmer fratræder senest på første ordinære generalforsamling, efter de er fyldt 70 år. I henhold til dansk selskabslovgivning væl-


Bestyrelsen
20 medlemmer
Intern Revision
Direktionen
2 medlemmer
Eksekutivkomiteen
7 medlemmer
7 associerede medlemmer
Bankaktiviteter
Danske Markets
Realkredit
Danske Capital
Danica Pension
Øvrige områder



ges der blandt medarbejderne et antal bestyrelsesmedlemmer, svarende til halvdelen af de generalforsamlingsvalgte medlemmer på tidspunktet for udskrivning af medarbejdervalg. Medarbejdernes valg af bestyrelsesmedlemmer finder sted med 4-årige intervaller, næste gang i 2006.

Bestyrelsen ansætter direktionen, den interne revisionschef og vicerevisionschefer samt bestyrelsessekretæren. Bestyrelsens nærmere opgaver, herunder arbejdsdelingen i forhold til direktionen, reguleres af en forretningsorden, som blandt andet indeholder bestemmelser om bestyrelsens virkemåde, tegningsregler, rammerne for koncernens risikostyring, regnskabsaflæggelse, økonomistyring, kreditbevilling, kontrolaktiviteter og organisering.

I forbindelse med regnskabsaflæggelsen og den løbende rapportering til bestyrelsen har koncernens interne revision til opgave at vurdere, om rapporteringsprocesserne sikrer korrekte oplysninger til bestyrelsen. Den nærmere arbejdsdeling mellem den interne og eksterne revision fremgår af en revisionsaftale. Danske Bank tilstræber, at den eksterne revision alene skal udføre opgaver, som knytter sig til revisionsmandatet.

De generalforsamlingsvalgte bestyrelsesmedlemmer repræsenterer en bred erfaring fra erhvervslivet, det politiske liv, statsadministrationen og fra højere læreanstalter. Der eksisterer ingen formel procedure for besættelse af ledige bestyrelsespladser.

Bestyrelsen har nedsat et antal udvalg, der særligt følger en række områder. Nedsættelsen af disse udvalg indebærer ingen ændring i bestyrelsens kompetence eller ansvar. Der er etableret et kreditudvalg, hvis medlemmer følger væsentlige engagementer som forberedelse til bestyrelsens behandling. Endvidere er der etableret et revisionsudvalg, som – også uden deltagelse af den øverste daglige ledelse – gennemgår regnskabs-, revisions- og sikkerhedsmæssige forhold. Herudover er der nedsat et løn- og bonusudvalg.

Bestyrelsen har i 2003 besluttet at nedlægge realkreditudvalget og pensionsudvalget og at etablere et interessentudvalg samt et risikoudvalg.

Interessentudvalget vil løbende følge bankens forhold til væsentlige interessegrupper, såsom kunder, investorer, medarbejdere og myndigheder. Formålet med etableringen af udvalget er at sætte yderligere fokus på udviklingen og bevarelsen af gode og varige relationer i overensstemmelse med koncernens målsætninger og kerneværdier.

Risikoudvalget følger med udgangspunkt i den løbende rapportering bankens væsentlige risikoforhold med henblik på at tilse, at koncernens risikostyringssystemer og -politikker er hensigtsmæssige og matcher koncernens behov.

Bestyrelsen holder møder 14-16 gange om året efter en for hvert kalenderår fastsat mødeplan. En eller to gange årligt afholdes et længerevarende møde med henblik på drøftelse af koncernens strategiske situation.

Bestyrelsen aflønnes med et fast honorar og er ikke omfattet af koncernens incitamentsprogrammer. Bestyrelseshonoraret udgør p.t. 250.000 kr. årligt. Formanden modtager tredobbelt honorar og næstformænd dobbelt honorar. For medlemskab



af bestyrelsesudvalg ydes halvt bestyrelseshonorar. Intet bestyrelsesmedlem kan modtage et samlet bestyrelseshonorar på mere end to gange bestyrelseshonoraret. Medlemmer af formandskabet kan dog modtage indtil fire gange bestyrelseshonoraret.

Bestyrelsesformandens opgaver er specificeret i et særligt afsnit i forretningsordenen. Blandt andet har bestyrelsesformanden ansvaret for evaluering af bestyrelse og direktion og samarbejdet mellem bestyrelse og direktion.

Direktionen

Direktionen udgøres af ordførende direktør Peter Straarup og viceordførende direktør Jakob Brogaard.

Direktionen varetager endvidere et antal bestyrelsesposter i datterselskaber mv., jf. afsnittet om ledelseshverv.

Direktionen har i henhold til forretningsordenen for bestyrelse og direktion ansvaret for koncernens daglige ledelse.

Relationer til omverdenen

Danske Bank koncernen tilstræber størst mulig åbenhed inden for de grænser, som sættes af blandt andet lovgivningen og konkurrencemæssige hensyn. Målet er at sikre bedst mulig tilgængelighed og information i forhold til koncernens interessenter. Ledelsen arbejder løbende på at udbygge koncernens dialog med kunder, investorer, medarbejdere, myndigheder og medier.

Ledelsen ønsker, at de overordnede principper og hensyn, hvorefter koncernen drives, skal fremstå så klart som muligt. I den forbindelse er årsrapporten 2003 udvidet, så den rummer mere uddybende informationer om blandt andet kreditporteføljen. Herudover tilstræbes en løbende redigering og løbende udvidelse af koncernens hjemmeside på "Investor Relations" området. Hjemmesiden udgør et centralt redskab i kommunikationen med koncernens investorer og kreditorer samt offentligheden generelt. På hjemmesiden, hvor der oplyses om konkrete politikker for koncernens informations- og kommunikationsaktiviteter, er der mulighed for at stille spørgsmål og fremsætte generelle forslag til koncernen. Endvidere udgives i 2004 for første gang publikationen "Danske Perspektiv", der tegner et portræt af koncernen.

Danske Bank koncernen afholder herudover orienteringsmøder for eksisterende og potentielle investorer samt for analytikere i Danmark og internationalt. Orienteringsmøderne afholdes efter behov og typisk efter aflæggelse af årsrapport og i forlængelse af offentliggørelsen af kvartalsrapporter. Præsentationsmaterialet fra møderne gøres samtidig tilgængeligt på hjemmesiden.

Aktiviteterne i forhold til investorer koordineres af koncernens Investor Relations funktion. Investor Relations besvarer spørgsmål fra investorer og har ansvaret for, at alle informationer af betydning for kursdannelsen er tilgængelig for alle interessenter umiddelbart efter offentliggørelsen på Københavns Fondsbørs.

Danske Bank afstår i en periode på fire uger før den planlagte offentliggørelse af perioderegnskaber fra at afgive kommentarer vedrørende koncernens generelle finansielle resultater og forventninger.



Medarbejdere

Koncernens Human Resource strategi fokuserer på, at koncernens medarbejdere er engagerede, og at nuværende – såvel som potentielle – medarbejdere ser Danske Bank koncernen som en attraktiv arbejdsplads. Medarbejdertilfredshed, motivation og loyalitet måles blandt andet via medarbejderundersøgelser, hvor den enkelte medarbejder vurderer de nærmeste ledere, samarbejdsrelationer og arbejdsbetingelser i øvrigt.

Kompetenceudvikling

Human Resource strategien sætter også fokus på kompetenceudvikling, dels via kurser, dels via "on-the-job training". De interne uddannelsestilbud spænder fra faglige kurser til personlig udvikling og lederudvikling.

Uddannelsestilbudet for koncernens medarbejdere inkluderer mere end 80 e-Learning forløb, der kan gennemføres i eget tempo og efter eget behov. Disse tilbud komplementerer de traditionelle kurustilbud. Desuden blev gennemført et større antal temadage i filialnettet.

I 2003 begyndte 243 medarbejdere i Danmark på den nyudviklede, sektorfælles akademiuddannelse i Finansiel Rådgivning. Derudover deltager ca. 350 medarbejdere i øvrige studier såsom HD, Datanom, Forsikringsakademiet mv.

Koncernen benytter sig derudover af en række eksterne tilbud fra faglige konferencer over teoretisk videreuddannelse til lederuddannelse på højt niveau på internationale "business schools".

Arbejdsmiljø

Koncernens arbejdsmiljøorganisation har i 2003 blandt andet fokuseret på det psykiske arbejdsmiljø, røverier og indeklima. Temaerne er baseret på arbejdspladsvurderingernes resultater.
Det psykiske arbejdsmiljø er fortsat især præget af den travlhed, der følger af høj effektivitet og derudover af de mange røverier mod koncernen. Koncernens andel af røverierne har dog været lavere i år. Den positive udvikling er formentlig en følge af specifikke tiltag, der medvirker til at forebygge og opklare røverier. Koncernen har blandt andet valgt at omdanne udvalgte filialer til kassefri filialer, indføre tidsforsinkelseslåse på kasserne samt ændre, udvide og forbedre overvågnings- og sporingsanlæg. Uanset den store indsats og de formodede positive virkninger er situationen dog fortsat utilfredsstillende. Koncernens medarbejdere blev således i 2003 i alt udsat for 51 røverier og røveriforsøg, som alle fandt sted i Danmark.

Koncernen har gennemført et omfattende pilotprojekt om sundhedsfremmende aktiviteters betydning for medarbejdernes helbred, sygefravær og produktivitet, kvantitativt såvel som kvalitativt. Der arbejdes med at føre de positive erfaringer videre herfra og sikre bredere anvendelse i organisationen. Målsætningen er også her at medvirke til at øge medarbejdernes engagement og koncernens attraktivitet som arbejdsplads.

Rekruttering

I 2003 tiltrådte 280 nye medarbejdere. Medarbejderantallet udgjorde godt 16.900 ved udgangen af året, heraf 2.650 i udlandet. Knapt 1.150 medarbejdere fratrådte koncernen i løbet af året, heraf 550 medarbejdere med en fratrædelsesordning.

Derudover er der en kendt fremtidig afgang på 700 medarbejdere, hvoraf en stor del har opnået en fratrædelsesordning. Fratrædelsesordninger indeholder ud over funktionærlovens og overenskomstens godtgørelser en yderligere anciennitetsbestemt godtgørelse. Koncernen forventer nu at have nedbragt personaleantallet i det danske filialnet til et passende niveau.

Incitamentsprogrammer

Koncernens incitamentsprogrammer tager udgangspunkt i koncernens værdiskabelse og består af aktieoptioner, køberettigheder til "betingede aktier", medarbejderaktier og kontant bonus.

Udmålingen er baseret på en vurdering af den enkelte leders/medarbejders resultater og afhænger desuden af det finansielle resultat og andre mål for værdiskabelse.

De eksisterende aktiebaserede incitamentsordninger, der omfatter et aktieoptionsprogram og et program for "betingede aktier" samt et medarbejderaktieprogram, blev indført i 2001 for en tre-årig periode, og udløb dermed ved udgangen af regnskabsåret 2003. Det er besluttet at videreføre de to førstnævnte ordninger i 2004 i stort set uændret form. Medarbejderaktieprogrammet ændres for 2004, således at tildelingskriterierne udvides til ikke alene at basere sig på koncernens basisindtjening, men også på øvrige prioriterede forhold, herunder udviklingen i kundetilfredshed og markedsandele.

Aktieoptioner

Aktieoptionsprogrammet omfatter godt 90 chefer. Udstedte optioner indebærer en ret til at købe aktier i banken inden for en periode på mellem tre og syv år fra tildeling, forudsat fortsat ansættelse i koncernen. Køberetten fastsættes på baggrund af gennemsnitskursen for Danske Bank aktier 20 børsdage efter offentliggørelse af årsrapporten med tillæg af 10 pct. Tildelingen i 2003 for regnskabsåret 2002 fremgår af note 7. Omfanget af tildelte aktieoptioner for regnskabsåret 2003 offentliggøres i forbindelse med Danske Banks regnskab for 1. kvartal 2004.

Køberettigheder til "betingede aktier"

En bred kreds af chefer og specialister, svarende til godt 900 personer, er omfattet af et program baseret på køberettigheder til "betingede aktier", der tildeles som en andel af årets optjente bonus. Aktierne henlægges for medarbejdernes risiko og er under forudsætning af fortsat ansættelse til disposition efter en tre-årig periode. Tildelingen for regnskabsåret 2002 fremgår af note 7. For 2003 er der udgiftsført 46 mio. kr. under "udgifter til personale og administration" til henlæggelse til køberettigheder til "betingede aktier".

Medarbejderaktier

Medarbejderaktieprogrammet indebar i 2003, at koncernen henlægger 5 pct. af den ubrudte fremgang i basisindtjeningen og tilbyder medarbejderne køb af aktier med en rabat på 50 pct. Den årlige henlæggelse er maksimeret til 100 mio. kr. Grundlaget for beregningen for 2003 er koncernens basisindtjening for år 2002, svarende til 10.156 mio. kr. Der blev på den baggrund udgiftsført et beløb på 16 mio. kr., der sammen med henlæggelse fra regnskabsåret 2001 på 12 mio. kr. videreføres til medarbejderaktieprogrammet i 2004.

Forretningsområder

BASISINDTJENING FØR HENSÆTTELSER (Mio. kr.)	2003	2002	Indeks 03/02	Andel 2003	Andel 2002
Bankaktiviteter	8.065	8.155	99	66%	70%
- Bankaktiviteter Danmark	5.630	5.839	96	46%	50%
- Bankaktiviteter Udland	2.435	2.316	105	20%	20%
Realkredit	2.133	2.195	97	18%	19%
Danske Markets	1.172	354	331	10%	3%
Danica Pension	1.004	1.118	90	8%	10%
Danske Capital	283	360	79	2%	3%
Øvrige områder	-528	-606	87	-4%	-5%
Koncernen i alt	12.129	11.576	105	100%	100%

I oktober 2003 offentliggjorde Danske Bank en organisationstilpasning, der trådte i kraft pr. 1. januar 2004. Organisationstilpasningen indebar blandt andet en opdeling af Bankaktiviteter Danmark i en Danske Bank division og en BG Bank division samt placering af Danske Capital som en division i Danske Markets.

I denne årsrapport rapporteres resultaterne i forretningsområderne efter den organisationsstruktur, der gjaldt i 2003.

Koncernens samlede basisindtjening før hensættelser udviste en stigning på 5 pct. i forhold til 2002, hvilket især skyldtes en god udvikling i indtjeningen fra Danske Markets og de svenske bankaktiviteter samt reducerede omkostninger.

Indtjeningen fra de danske bankaktiviteter faldt 4 pct. i forhold til 2002, da omkostningsreduktioner ikke kunne opveje effekten af en lavere gennemsnitlig pengemarkedsrente.

Den lavere pengemarkedsrente reducerede tilsvarende afkastet af den allokerede kapital i Realkredit og Danica Pension, hvor sidstnævnte tillige foretog øgede hensættelser på afviklingsforretningen.

Den lave aktivitet på kapitalmarkederne var årsag til et fald i indtjeningen i Danske Capital.

Resultatet i området Øvrige var påvirket af fratrædelsesomkostninger på 462 mio. kr. mod 311 mio. kr. i 2002. Omkostningsstigningen blev kompenseret af lavere kapitalomkostninger i 2003, herunder til supplerende kapital. Endvidere indgik i 2003 en gevinst på valutaafdækning af indtjeningen i de udenlandske enheder på knap 80 mio. kr.

Bankaktiviteter

BANKAKTIVITETER (Mio. kr.)	2003	2002	Forskel i pct.
Nettorenteindtægter	12.841	13.715	-6
Gebyrindtægter	5.106	5.033	1
Øvrige indtægter	987	1.001	-1
Basisindtægter	18.934	19.749	-4
Driftsomkostninger og afskrivninger	10.869	11.594	-6
Basisindtjening før hensættelser	8.065	8.155	-1
Aktiver i alt (gns.)	515.586	510.148	1
Risikovægtede poster (gns.)	432.182	430.319	0
Allokeret kapital (gns.)	28.092	27.971	0
Basisindtjening før hensættelser i pct. af allokeret kapital	28.7	29.2	
Omkostninger i pct. af basisindtægter	57.4	58.7	

Bankaktiviteter omfatter samtlige koncernens bankforretninger samlet i en enhedsorganisation i hvert af de lande, hvor koncernen har forretningssted.

De samlede bankaktiviteter bidrog i 2003 med to tredjedele af koncernens samlede basisindtjening før hensættelser. Basisindtjeningen før hensættelser blev stort set fastholdt på niveauet fra 2002, hvilket var sammensat af et fald i basisindtægterne på 4 pct. og en reduktion af omkostningerne med 6 pct.

Bankaktiviteter Danmark

BANKAKTIVITETER DANMARK (Mio. kr.)	2003	2002	Forskel i pct.
Nettorenteindtægter	9.018	9.792	-8
Gebyrindtægter	3.913	3.981	-2
Øvrige indtægter	759	797	-5
Basisindtægter	13.690	14.570	-6
Driftsomkostninger og afskrivninger	8.060	8.731	-8
Basisindtjening før hensættelser	5.630	5.839	-4
Aktiver i alt (gns.)	258.770	263.587	-2
Risikovægtede poster (gns.)	218.887	217.360	1
Allokeret kapital (gns.)	14.228	14.128	1
Basisindtjening før hensættelser i pct. af allokeret kapital	39.6	41.3	
Omkostninger i pct. af basisindtægter	58.9	59.9	

Bankaktiviteter Danmark varetager koncernens indenlandske bankforretninger med privatkunder og erhvervskunder. Forretningen drives under en række varemærker - "brands" - herunder Danske Bank og BG Bank.



Basisindtjeningen før hensættelser fra de danske bankaktiviteter udgjorde 5.630 mio. kr. i 2003 i forhold til 5.839 mio. kr. i 2002 svarende til en nedgang på 4 pct.

Udviklingen i basisindtjeningen kunne henføres til et fald i basisindtægterne på 6 pct., hvilket skyldtes, at nettorenteindtægterne blev reduceret på grund af nedgangen i den korte pengemarkedsrente på omkring 1 procentpoint i forhold til 2002. Herved faldt det direkte afkast af den allokerede kapital, ligesom indtjeningen på indlånsoverskuddet blev reduceret.

Kundernes øgede anvendelse af selvbetjeningssystemer og faldende kursværdier af kundedepoter medførte en reduktion af gebyrindtægterne.

Lavere IT-omkostninger og personalereduktion var væsentlige årsager til et omkostningsfald på 8 pct.

Det samlede udlån var uændret i forhold til udgangen af 2002. Udlån til privatkunder steg blandt andet som følge af god afsætning af nye boligfinansieringsprodukter. Derimod konstateredes en nedgang i udlån med kort løbetid til erhvervsvirksomheder.

Markedsandelen af udlån blev fastholdt på 28 pct., mens markedsandelen af indlån faldt fra 36 pct. i 2002 til 35 pct. i 2003.

Også på fondsområdet var udviklingen præget af konjunkturerne. Handlen med obligationer lå lidt højere end 2002, og salget af investeringsbeviser udviklede sig endnu mere positivt. Handlen med aktier lå marginalt højere end i 2002 især som følge af stigende aktivitet i 2. halvår.

Privatkunder

I 2003 realiserede koncernen en positiv privatkundeudvikling. I såvel Danske Bank brandet som i BG Bank var der tilgang af især unge kunder, hvilket blandt andet kunne tilskrives nye kundepakker og en succesfuld markedsføring. Bankens markedsandel for udlån til privatkunder lå lidt højere ved udgangen af 2003 end primo året som følge af stigende markedsandele i 2. halvår.

Salget af kundepakker udviklede sig meget positivt i 2003. Kundepakkerne er en samling af produkter og services til en favorabel pris, der er tilpasset bestemte kundesegmenters behov. Danske Bank brandet etablerede 176.000 kundepakker, mens BG Bank etablerede omkring 42.000 kundepakker. Mere end 13.500 kunder købte Danske Ung pakken, herunder Maestro kortet.

Salget af boligfinansieringsprodukterne Danske Prioritet og BG Banks Bolig Plus forløb meget tilfredsstillende. De nye boligfinansieringsprodukter er særdeles fleksible og kan i vidt omfang erstatte såvel løbende transaktionskonti som traditionelle realkreditlån. Koncernens markedsandel af realkreditlån kan blive reduceret som følge af lanceringen af de nye boligfinansieringsprodukter. Men det er forventningen, at det samlede forretningsomfang vil blive øget ved udbuddet af flere attraktive finansieringsmuligheder.

Et stigende antal kunder bruger de muligheder for online betjening, som banken stiller til rådighed.



Således var 546.000 privatkunder aktive brugere af bankens selvbetjeningssystemer.

Der blev foretaget 24 filialsammenlægninger i 2003, hvorefter det samlede antal filialer i de to brands er 465. Der er i alt sammenlagt 160 filialer siden fusionen i år 2000. I 2004 er der ikke planlagt filialsammenlægninger eller personalereduktioner i filialnettet.

På grund af et stort antal røverier mod bankfilialer besluttede koncernen i 2002 at indføre kassefri filialer, hvor kontantudbetaling ikke kan finde sted. Banken havde 54 kassefri filialer ved udgangen af 2003. Antallet af røverier mod koncernens danske filialer var markant lavere i 2003 end i 2002.

I efteråret 2003 gennemførtes en kundetilfredshedsundersøgelse med deltagelse af 24.000 privatkunder og mindre erhvervskunder, der viste en særdeles positiv udvikling i kundetilfredsheden i filialnettet. Begge bankbrands havde fremgang på alle målepunkter og ligger nu på samme niveau.

Erhvervskunder

Generelt var kundetilgangen af større erhvervsvirksomheder tilfredsstillende, mens der kunne registreres en beskeden nettoafgang blandt de mindre erhvervsvirksomheder. Markedsandelen af udlån til erhvervskunder var svagt vigende i 2003.

Finanscentrene tiltrak i 2003 nye, større erhvervskunder samt formuende privatkunder med en positiv effekt på indtjeningen. "Bankernes Erhvervskunde Barometer" er en årlig undersøgelse, der tager "temperaturen" på erhvervsmarkedets opfattelse af den finansielle sektor på en række udvalgte målepunkter. Undersøgelsen omfatter virksomheder med 10-499 ansatte, som er primærkunder i de banker, der indgår i undersøgelsen. Danske Bank kunne registrere en beskeden fremgang i markedsandel, samtidig med at kundetilfredshed og loyalitet generelt var stigende. BG Bank havde i undersøgelsen en marginal tilbagegang i markedsandel, men til gengæld var kundetilfredshed og kundeloyalitet i fremgang.

Kunderne udviste en betydelig interesse for at optimere virksomhedernes økonomifunktioner, hvilket medførte et højt aktivitetsniveau blandt andet inden for cashmanagement området.

Markets Online blev introduceret i både Danske Bank og BG Bank i 2003. Herved fik virksomhederne adgang til at gennemføre fonds- og valutahandel online, samt at hente aktuelle, specialiserede informationer og prognoser vedrørende valuta, fonds, renter og den generelle økonomiske udvikling.

BG Banks satsning på landbrugsområdet blev udbygget i 2003, senest med etableringen af en hjemmeside, der er målrettet landbrugets behov.

Primo 2004 blev en attraktiv kundepakke lanceret over for selvstændigt erhvervsdrivende. Pakken indeholder de produkter, som dækker den selvstændigt erhvervsdrivendes basale behov såvel i privatøkonomisk henseende som i forhold til virksomhedens økonomi. Der er desuden tilknyttet rabatordninger i forbindelse med leasing og realkredit. Pakken tilbydes i begge brands og forventes at tiltrække flere kunder i dette segment.



Bankaktiviteter Udland

BANKAKTIVITETER UDLAND (Mio. kr.)	2003	2002	Forskel i pct.
Nettorenteindtægter	3.823	3.923	-3
Gebyrindtægter	1.193	1.052	13
Øvrige indtægter	228	204	12
Basisindtægter	5.244	5.179	1
Driftsomkostninger og afskrivninger	2.809	2.863	-2
Basisindtjening før hensættelser	2.435	2.316	5
Aktiver i alt (gns.)	256.816	246.561	4
Risikovægtede poster (gns.)	213.295	212.959	0
Allokeret kapital (gns.)	13.864	13.842	0
Basisindtjening før hensættelser i pct. af allokeret kapital	17.6	16.7	
Omkostninger i pct. af basisindtægter	53.6	55.3	

Bankaktiviteter Udland omfatter samtlige bankaktiviteter, som landeorganisationerne uden for Danmark udfører. De enkelte landeorganisationer har hver især ansvaret for bankforretningen i eget land. Forretningen drives under en række varemærker - "brands" - herunder Fokus Bank i Norge samt Östgöta Enskilda Bank og Provinsbankerne i Sverige.

Basisindtjeningen før hensættelser fra de udenlandske bankaktiviteter var 119 mio. kr. højere end i 2002 trods lavere valutakurser på de fleste af koncernens udenlandske markeder. Valutakursudviklingen reducerede omregningen af de udenlandske bankaktiviteters resultater med omkring 140 mio. kr. Ses bort herfra, viste de udenlandske bankaktiviteter en fremgang på 11 pct.

Bankaktiviteter Norge

BANKAKTIVITETER NORGE (Mio. kr.)	2003	2002	Forskel i pct.
Nettorenteindtægter	1.270	1.393	-9
Gebyrindtægter	257	272	-6
Øvrige indtægter	66	68	-3
Basisindtægter	1.593	1.733	-8
Driftsomkostninger og afskrivninger	1.083	1.084	0
Basisindtjening før hensættelser	510	649	-21
Aktiver i alt (gns.)	54.611	52.914	3
Risikovægtede poster (gns.)	47.389	44.413	7
Allokeret kapital (gns.)	3.080	2.887	7
Basisindtjening før hensættelser i pct. af allokeret kapital	16.6	22.5	
Omkostninger i pct. af basisindtægter	68.0	62.6	



Basisindtjeningen fra de norske bankaktiviteter udviste en nedgang på 139 mio. kr. i forhold til 2002 til 510 mio. kr. Ses bort fra effekten af valutakursfaldet, blev resultatet reduceret med 10 pct. I lokal valuta steg basisindtægterne med 2 pct. og omkostningerne med 10 pct.

Omkostningsstigningen skyldtes en øget hensættelse til pensionsforpligtelser og stigende omkostninger til den fortsatte udbygning af filialnettet.

Udlån til privatkunder og erhvervsvirksomheder lå henholdsvis 15 pct. og 4 pct. højere end ved udgangen af 2002 og udgjorde i alt 60 mia. NOK. Nettorenteindtægterne blev i lokal valuta fastholdt trods et større fald i den norske pengemarkedsrente. Gebyrindtægterne steg i lokal valuta 4 pct. som følge af øgede indtægter fra betalingsformidling.

Markedsandelen på såvel udlån som indlån udgjorde 4 pct. Fokus Bank betjener 230.000 kunder.

Tilgangen af privatkunder blev i 2003 øget mærkbart især i Østlandsområdet og øvrige højt prioriterede områder, som følge af de seneste års etablering af nye filialer, gode rådgivningstilbud, konkurrencedygtige udlånsbetingelser og en aktiv markedsføring. I 2003 åbnedes 4 filialer, mens 5 filialer blev afviklet, hvorved det samlede antal filialer ved udgangen af 2003 var 63. Et godt salg af kundepakker medførte, at en større andel af kunderne blev helkunder.

Markedet for aktierelaterede opsparingsprodukter var svagt i første halvår, men blev forbedret i andet halvår. Kundernes holdning til den fremtidige kursudvikling var præget af usikkerhed, og salget af garanterede investeringsprodukter var derfor stigende. Den produktneutrale rådgivning blev styrket, således at Fokus Bank ud over egne produkter kan tilbyde produkter fra en række af de bedste norske og internationale fondsleverandører.

Også på erhvervskundeområdet fortsatte tilgangen af attraktive kunder. Fokus Bank er således nu hovedbankforbindelse for over 10 pct. af Norges 500 største virksomheder.

Profilundersøgelser blandt eksisterende og potentielle erhvervskunder viser, at Fokus Bank vurderes som en meget stærk leverandør af internationale løsninger. Medvirkende hertil var lancering og implementering af Fokus Banks nye internationale erhvervsterminalsystem – Business Online. Endvidere styrkedes samarbejdet mellem detailbankaktiviteterne i Norge og Fokus Markets, som er Fokus Banks enhed for blandt andet rente- og valutasikring. Kundeundersøgelser viser, at erhvervskundernes tilfredshed er høj og stigende.

Bankaktiviteter Sverige

BANKAKTIVITETER SVERIGE (Mio. kr.)	2003	2002	Forskel i pct.
Nettorenteindtægter	1.340	1.275	5
Gebyrindtægter	320	269	19
Øvrige indtægter	74	59	25
Basisindtægter	1.734	1.603	8
Driftsomkostninger og afskrivninger	1.062	1.282	-17
Basisindtjening før hensættelser	672	321	109
Aktiver i alt (gns.)	71.401	62.569	14
Risikovægtede poster (gns.)	62.173	59.782	4
Allokeret kapital (gns.)	4.041	3.886	4
Basisindtjening før hensættelser i pct. af allokeret kapital	16,6	8,3	
Omkostninger i pct. af basisindtægter	61,2	80,0	

Basisindtjeningen fra de svenske bankaktiviteter udviste i forhold til 2002 en fremgang på 351 mio. kr. til 672 mio. kr. I lokal valuta steg basisindtægterne 7 pct., og omkostningerne faldt 18 pct.

Omkostningsforbedringen skyldes især afslutningen af systemtilpasninger i kundekontosystemet, der blev gennemført i 2002 og i 1. kvartal 2003.

Udlån til privatkunder blev øget med 12 pct. i forhold til udgangen af 2002, og udlånet til erhvervsvirksomheder steg 17 pct. Det samlede udlån udgjorde 92 mia. SEK.

Volumentilvæksten, der primært skyldes tilgang af nye kunder, bidrog til øgede nettorenteindtægter og gebyrindtægter. Nettorenteindtægterne var dog negativt påvirket af faldende udlåns- og indlånsmarginaler, som følge af en markant nedgang i markedsrenten i 2003. De aktierelaterede gebyrindtægter var negativt påvirket af en lav aktieomsætning på Stockholms fondsbørs.

Danske Bank koncernens markedsandel i Sverige øgedes til 8 pct. på udlån og til 4 pct. på indlån i 2003. 180.000 kunder betjenes af Danske Bank i Sverige.

I 2003 blev to filialer nedlagt, hvorefter filialnettet i Sverige består af 44 filialer.

Bankaktiviteter UK

BANKAKTIVITETER UK (Mio. kr.)	2003	2002	Forskel i pct.
Nettorenteindtægter	673	716	-6
Gebyrindtægter	301	236	28
Øvrige indtægter	-4	11	-136
Basisindtægter	970	963	1
Driftsomkostninger og afskrivninger	278	194	43
Basisindtjening før hensættelser	692	769	-10
Aktiver i alt (gns.)	58.299	72.925	-20
Risikovægtede poster (gns.)	61.785	66.288	-7
Allokeret kapital (gns.)	4.016	4.309	-7
Basisindtjening før hensættelser i pct. af allokeret kapital	17,2	17,8	
Omkostninger i pct. af basisindtægter	28,7	20,1	

Basisindtjeningen før hensættelser fra de britiske bankaktiviteter udviste en nedgang på 77 mio. kr. til 692 mio. kr. i 2003. Ses bort fra effekten af valutakursfaldet, blev basisindtjeningen reduceret med 28 mio. kr.

Basisindtægterne steg med 8 pct. i lokal valuta primært som følge af stigning i gebyrindtægter.

En udvidelse af forretningsomfanget med eksisterende store erhvervsvirksomheder og en tilgang af profitable mellemstore kunder var grundlaget for indtægtsfremgangen.

Omkostningerne var påvirket af øgede pensionsudgifter og præstationsafhængig aflønning.

Bankaktiviteter USA

BANKAKTIVITETER USA (Mio. kr.)	2003	2002	Forskel i pct.
Nettorenteindtægter	202	214	-6
Gebyrindtægter	140	132	6
Øvrige indtægter	7	14	-50
Basisindtægter	349	359	-3
Driftsomkostninger og afskrivninger	92	89	3
Basisindtjening før hensættelser	257	270	-5
Aktiver i alt (gns.)	46.020	36.424	26
Risikovægtede poster (gns.)	17.303	20.231	-14
Allokeret kapital (gns.)	1.125	1.315	-14
Basisindtjening før hensættelser i pct. af allokeret kapital	22,9	20,5	
Omkostninger i pct. af basisindtægter	26,4	24,8	

Basisindtjeningen før hensættelser fra de amerikanske bankaktiviteter udviste en nedgang på 13 mio. kr. til 257 mio. kr. i 2003. Ses bort fra effekten af valutakursfaldet, steg basisindtjeningen med 13 mio. kr. I lokal valuta steg basisindtægterne med 6 pct. og omkostningerne med 8 pct.

Omkostningerne var påvirket af en stigning i de transaktionsafhængige omkostninger.

Udlånsaktiviteterne i USA koncentreres fortsat om virksomheder, der også har forretningsaktivitet på bankens hovedmarkeder i Nordeuropa. Engagementer med øvrige amerikanske virksomheder blev fastholdt på et lavt niveau, men udvidet over for udvalgte globale finansielle institutioner, hvilket medførte stigende indtjening.

Øvrige udenlandske bankaktiviteter
Øvrige udenlandske bankaktiviteter udføres i Luxembourg, Finland, Tyskland og Polen. Basisindtjeningen før hensættelser udgjorde 304 mio. kr. mod 307 mio. kr. i 2002.



Realkredit

REALKREDIT (Mio. kr.)	2003	2002	Forskel i pct.
Nettorenteindtægter	3.226	3.054	6
Gebyrindtægter	186	175	6
Øvrige indtægter	128	241	-47
Basisindtægter	3.540	3.470	2
Driftsomkostninger og afskrivninger	1.407	1.275	10
Basisindtjening før hensættelser	2.133	2.195	-3
Aktiver i alt (gns.)	519.491	483.837	7
Risikovægtede poster (gns.)	241.963	229.705	5
Allokeret kapital (gns.)	15.728	14.931	5
Basisindtjening før hensættelser i pct. af allokeret kapital	13,6	14,7	
Omkostninger i pct. af basisindtægter	39,7	36,7	

Realkredit omfatter Danske Bank koncernens danske aktiviteter inden for realkreditbaseret ejendomsfinansiering samt formidling af køb og salg af fast ejendom. Området udbyder sine finansieringsløsninger gennem Realkredit Danmark, Danske Bank, BG Bank og home. Formidlingen af køb og salg af fast ejendom sker gennem mæglervirksomheden home.

Realkredit havde i 2003 en basisindtjening før hensættelser på 2.133 mio. kr. mod 2.195 mio. kr. i 2002.

Basisindtægterne udgjorde 3.540 mio. kr. i 2003 mod 3.470 mio. kr. i 2002. Nettorenteindtægterne og gebyrindtægterne blev positivt påvirket af den stigende udlånsportefølje samt af høj konverteringsaktivitet i 1. halvår 2003. Årets rentefald medførte imidlertid et fald i afkastet af den allokerede kapital og likvide midler. Placering af likviditet i højt forrentede obligationer med kort løbetid til over kurs pari betød imidlertid negative kursreguleringer, der reducerede øvrige basisindtægter.

Realkredit realiserede en stigning i driftsomkostninger og afskrivninger fra 1.275 mio. kr. i 2002 til 1.407 mio. kr. i 2003. Stigningen i omkostninger kan især henføres til IT-udgifter i forbindelse med arbejdet med omlægning af Realkredit Danmarks IT-systemer til Danske Banks IT-platform samt til udvikling af nye systemer i forbindelse med afdragsfrie lån. Det blev i efteråret 2003 besluttet at ændre strukturen i omlægningen af Realkredit Danmarks systemer og at gennemføre den over en længere periode end oprindeligt planlagt. Omkostningerne var desuden påvirket af den høje udlånsaktivitet i 1. halvår 2003.

Realkredit Danmark etablerede i 2003 yderligere en række "bofællesskaber" med Danske Bank koncernens finanscentre og afdelinger. Bofællesskaberne, som etableres med fastholdelse af den separate identitet for de enkelte brands, forbedrer kundernes mulighed for at få hurtig, kompetent og koordineret rådgivning vedrørende alle former for finansielle produkter.



Målt i forhold til den allokerede kapital udgjorde basisindtjening før hensættelser 13,6 pct. i 2003 mod 14,7 pct. året før. Under hensyntagen til den begrænsede risiko i realkreditaktiviteterne betragtes resultatet som tilfredsstillende.

Renterne på såvel korte som lange obligationer faldt i 1. halvår 2003 til et historisk lavt niveau, men steg igen svagt i 2. halvår. Ved årets udløb udgjorde renten på et 30-årigt fastforrentet lån 5,4 pct., og renten på FlexLån® type F1 (fuld årlig rentetilpasning) udgjorde 2,5 pct.

Denne udvikling i renterne medførte, at mange kunder i 1. halvår 2003 valgte fastforrentede lån frem for FlexLån®, såvel ved lånekonverteringer som ved optagelse af nye lån. I 2. halvår vandt FlexLån® atter terræn, navnlig i forbindelse med introduktionen af afdragsfrie lån i 4. kvartal.

For hele 2003 udgjorde FlexLån® 52 pct. af samtlige Realkredit Danmarks udbetalte lån mod 55 pct. for året før. Ved udgangen af 2003 bestod 40 pct. af låneporteføljen af FlexLån® mod 34 pct. ved årets begyndelse.

Fra 1. oktober 2003 blev der efter en ændring af realkreditlovgivningen mulighed for at yde afdragsfrie lån til private boligejere. Lånene er afdragsfrie i op til 10 år, fordelt over lånets løbetid efter låntagers valg. Interessen for afdragsfrie lån er stor blandt Realkredit Danmarks låntagere. I løbet af de 3 måneder af 2003, hvor den nye låntype var tilgængelig, blev der udbetalt afdragsfrie lån for 20 mia. kr. Heraf udgjorde FlexLån® 95 pct.

Realkredit Danmark havde i løbet af 2003 et samlet bruttoudlån på 168 mia. kr. mod 110 mia. kr. i 2002.

Koncernens markedsandel inden for realkreditfinansiering i Danmark udgjorde for bruttoudlånet 32,3 pct. i 2003 mod 32,4 pct. i 2002. Markedsandelen for nettonyudlånet blev 28,1 pct. mod 27,7 pct. i 2002. Ved nettonyudlånet er indfrielser med eller uden optagelse af nye lån fratrukket bruttoudlånet.

På erhvervsmarkedet var koncernens markedsandel for nettonyudlånet 30,7 pct. i 2003 mod 25,3 pct. året før.

På privatmarkedet var koncernens markedsandel for nettonyudlånet 26,2 pct. i 2003 mod 29,4 pct. året før. Målt på porteføljen udgjorde markedsandelen 36,9 pct. ultimo 2003 mod 37,9 pct. året før. Konkurrencen på privatmarkedet er fortsat hård, ligesom koncernens salg af bankbaserede boligfinansieringsprodukter fra medio 2003 påvirker markedsandelen i nedadgående retning.

Udlånsporteføljen voksede til 498 mia. kr. ved udløbet af 2003 mod 469 mia. kr. ved årets begyndelse. Privatmarkedet tegnede sig for 58 pct. af porteføljeudvidelsen i året og 62 pct. af porteføljen ved årets udløb.

Realkredit Danmarks låneportefølje er sikret ved pant i de belånte ejendomme. Som supplement hertil har Realkredit Danmark afdækket en væsentlig del af sin kreditrisiko ved tegning af tabsgaranti hos Danske Bank.



I maj 2003 fik Realkredit Danmark tildelt den højest opnåelige rating hos Standard & Poor's, AAA, svarende til ratingen for danske statsobligationer. Ratingen omfatter ca. 86 pct. af Realkredit Danmarks udstedte obligationer. Obligationerne har i forvejen den højest opnåelige rating hos Moody's Investors Service, Aaa.

Udenlandske investorer ejer en stadig større andel af Realkredit Danmarks obligationer. Ved udgangen af 3. kvartal 2003 udgjorde denne ejerandel 14 pct. mod 13 pct. et år tidligere.

Ved den årlige refinansiering af obligationer, der finansierer FlexLån®, blev der i december 2003 opnået en meget tilfredsstillende kurs og overtegningsprocent.

Ejendomspriserne på det danske boligmarked udviklede sig stabilt i 2003. Ejendomsomsætningen på boligmarkedet var marginalt højere i 2003, hvilket skyldes en meget stor efterspørgsel efter fritidshuse. Koncernens ejendomsmæglerkæde, home, havde ved udgangen af året 175 mæglerbutikker mod 169 ved årets begyndelse.

Danske Markets

DANSKE MARKETS (Mio. kr.)	2003	2002	Forskel i pct.
Basisindtægter	2.525	2.153	17
Driftsomkostninger og afskrivninger	1.353	1.799	-25
Basisindtjening før hensættelser	1.172	354	231
Aktiver i alt (gns.)	646.127	540.557	20
Risikovægtede poster (gns.)	63.689	51.148	25
Allokeret kapital (gns.)	4.140	3.325	25
Basisindtjening før hensættelser i pct. af allokeret kapital	28.3	10.6	
Omkostninger i pct. af basisindtægter	53.6	83.6	

Danske Markets har ansvar for koncernens handel med valuta, aktier og rentebærende instrumenter samt betjening af erhvervskunder i forbindelse med disses udstedelse af egen- og lånekapital. Området disponerer endvidere koncernens korte likviditet. Danske Markets betjener de større erhvervs- og investeringskunder samt koncernens detailbank. Koncernens centrale, økonomiske og finansielle analyseaktiviteter i Danske Analyse og Equity Research hører under området.

Danske Markets havde i 2003 et tilfredsstillende resultat og realiserede en basisindtjening før hensættelser på 1.172 mio. kr. mod 354 mio. kr. i 2002. Alle områdets forretningsenheder bidrog til fremgangen. Indtægterne steg 17 pct. i forhold til året før. Omkostningerne i 2002 var påvirket af omstruktureringsomkostninger på 350 mio. kr. i forbindelse med ændring i investmentbankaktiviteterne. Ses bort herfra, faldt omkostningerne 7 pct.

Rapporteringen for Danske Markets omfatter også de aktiviteter, der primo året blev overført fra Danske Securities til Danske Markets, hovedsageligt aktiehandel og aktieanalyse i København samt koncernens aktiviteter inden for corporate finance.

I takt med de forbedrede konjunkturudsigter og stigningen i aktiekurserne steg aktiviteten inden for corporate finance gennem året, men dog fra et lavt niveau. Danske Markets medvirkede som rådgiver i en række større virksomhedshandler.

Omsætningen på de nordiske aktiemarkeder steg pænt hen over året, og i København nåede den samlede omsætning lige op over 2002-niveauet. Efter omorganiseringen af investmentbankaktiviteterne bevarede koncernen sin position som største aktør på det danske aktiemarked.

Danske Markets' forretningsomfang med større virksomhedskunder inden for udlån og rådgivning vedrørende betalingsformidling viste en god udvikling med stigende markedsandele i Danmark, Norge og Sverige.

På de internationale rentemarkeder var 2003 generelt præget af lave renteniveauer, især for pengemarkedssatsernes vedkommende. Koncernens eksponering over for renteændringer medvirkede til et samlet godt resultat, der også blev understøttet af øget omsætning med kunderne. Mange erhvervskunder benyttede det lave renteniveau til at fastlåse deres finansieringsrentesatser for de kommende år. Kunderne øgede ligesom de foregående år deres anvendelse af afledte renteinstrumenter, og indtjeningen på dette vækstområde var tilfredsstillende. Danske Markets konsoliderede sin position som den ledende aktør på de tre skandinaviske obligations- og pengemarkeder. I Sverige markedsføres disse aktiviteter under brandet Danske Consensus.

Indtjeningen på valutaområdet var positivt påvirket af de ganske store bevægelser både i hovedvalutaer og i svenske og norske kroner. Bevægelserne medførte et højt niveau for valutaomsætningen af såvel traditionelle valutaprodukter som afledte instrumenter, for eksempel optionsprodukter.

Danica Pension

DANICA PENSION (Mio. kr.)	2003	2002	Forskel i pct.
Nettorenteindtægter af allokerede aktiver	310	410	-24
Risikotillæg	900	850	6
Unit-link og Sundhedssikring, mv.	-22	59	-137
Basisindtægter fra forsikringsaktiviteter	1.188	1.319	-10
Funding, netto	-184	-201	-8
Basisindtjening fra forsikringsaktiviteter	1.004	1.118	-10
Allokeret kapital	6.910	6.311	9
Basisindtjening i pct. af allokeret kapital	14,5	17,7	

Danica Pension er ansvarlig for koncernens aktiviteter inden for livs- og pensionsforsikring. Områdets aktiviteter er organiseret i Danica Pension koncernen og i Forsikringsselskabet Danica. Området markedsføres under navnet Danica Pension og henvender sig både til private og til virksomhedskunder. Produkterne distribueres bredt gennem Danske Bank koncernen, primært gennem Bankaktiviteter og Danica Pensions eget korps af sælgere og rådgivere.

Basisindtjeningen fra koncernens forsikringsaktiviteter udgjorde 1.004 mio. kr. mod 1.118 mio. kr. i 2002. Forøgelse af forretningsomfanget medførte en stigning i risikotillægget fra 850 mio. kr. i 2002 til 900 mio. kr. i 2003. Forøgelsen kunne dog ikke opveje et lavere afkast af den allokerede kapital samt en styrkelse af hensættelserne på "tab af arbejdsevneforsikringer" under afvikling.

Det samlede resultat i Danica koncernen blev på 2.264 mio. kr. før skat mod 510 mio. kr. i 2002.

Årets investeringsafkast gav mulighed for indregning af udskudt risikotillæg på 954 mio. kr. fra tidligere år. Beløbet er indtægtsført under Beholdningsindtjening i Danske Banks regnskab. Skyggekontoen udgør herefter 859 mio. kr. svarende til det opgjorte beløb den 1. januar 2002, hvor begrebet skyggekonto blev indført af myndighederne.

Nærmere redegørelse for Danica Pensions overskudspolitik og indregning i Danske Bank koncernen fremgår af www.danskebank.dk/IRotherpublications.

Udviklingen i præmierne var igen i 2003 tilfredsstillende. De samlede bruttopræmier inkl. unit-link udgjorde 14,8 mia. kr. mod 13,1 mia. kr. sidste år, svarende til en stigning på 13 pct. Der var fortsat pæn vækst på firmamarkedet, på trods af at en række virksomheder har foretaget personalereduktioner, hvilket alt andet lige reducerer præmieindtægten. Herudover er bruttopræmierne positivt påvirket af engangspræmier på ca. 700 mio. kr. i forbindelse med overtagelse af en række større firmaordninger.

Bruttopræmierne for unit-link udgjorde ca. 2,2 mia. kr. i 2003, hvilket var på niveau med 2002. Der har været vækst i de løbende præmier, da unit-link indgår som en del af pensionsordningen for et stadigt stigende antal virksomheder.

Salget af unit-link forsikringer via Danica Pensions filial i Norge er stadig i en startfase og udvikler sig som forventet. Bruttopræmierne udgjorde 0,2 mia. kr. mod 0,1 mia. kr. året før. På det svenske marked var salget af unit-link forsikringer fortsat præget af det ugunstige investeringsklima. Bruttopræ-



DANICA KONCERNEN [Mio. kr.]	2003	2002
Præmier for egen regning	14.790	13.065
Forsikringsydelser for egen regning	-11.635	-11.165
Ændring i livsforsikringshensættelser mv.	-6.945	-8.684
Ændring i kollektivt bonuspotentiale	-2.663	3.307
Forsikringsmæssige driftsomkostninger	-1.313	-1.298
Resultat af investeringsvirksomhed	10.030	5.285
Resultat før skat	2.264	510
Skat	-552	67
Årets resultat	1.712	577

mierne udgjorde 0,4 mia. kr. i 2003, hvilket er på niveau med 2002.

Sundhedsområdet var også i 2003 i vækst. Antallet af sundhedssikringer udgjorde 50.000 ultimo 2003, hvilket er en stigning på 20 pct. i forhold til ultimo 2002. Hertil kommer ca. 15.000 forsikrede, som er medarbejdere i Danske Bank koncernen.

Væksten i Danica Pension i 2003 er sket med stort set uændrede ressourcer, hvilket har nedbragt omkostningsprocenten fra 9,4 pct. i 2002 til 8,2 pct. i 2003. Samtidig er det lykkedes at reducere ekspeditionstiderne yderligere.

Investeringsafkastet af kundemidler i Danica Pension udgjorde 6,4 pct. i 2003 mod 3,2 pct. i 2002. Afkastet af obligationer, inkl. afledte finansielle instrumenter blev på 5,4 pct. Afkastet af aktier blev på 16,9 pct. og af ejendomme 8,6 pct. Under de givne markedsforhold og den valgte risikoprofil var afkastet tilfredsstillende. Unit-link kunder, som valgte middelrisiko, fik et afkast på 11,7 pct. Afkastet af de til egenkapitalen allokerede aktiver blev på 3,7 pct.

Beholdningssammensætningen ultimo 2003 udgjorde 79 pct. obligationer, 12 pct. aktier og 9 pct. ejendomme. Danica har afdækket risikoen for et yderligere rentefald på 2,5 procentpoint med blandt andet afledte finansielle instrumenter.

Danica Pension er ultimo 2003 overgået fra at opgøre livsforsikringshensættelserne ud fra Finanstilsynets fastsatte opgørelsesrente til en nulkuponrentestruktur, hvilket alt andet lige har reduceret livsforsikringshensættelserne med 1,7 mia. kr. og forøget kollektivt bonuspotentiale med et tilsvarende beløb. Kollektivt bonuspotentiale udgjorde 7,2 mia. kr. ultimo 2003, svarende til 5,0 pct. af livsforsikringshensættelserne.

Et aktiekursfald på 30 pct. ville ultimo 2003 reducere kollektivt bonuspotentiale med ca. 3,9 mia. kr. og ikke påvirke egenkapitalen. Et rentefald på 1,0 procentpoint ville ikke reducere kollektivt bonuspotentiale på grund af de foretagne renteafdækninger og ville kun påvirke egenkapitalen marginalt.

Egenkapitalen i Danica koncernen udgjorde 13,3 mia. kr. og koncernbalancen 188 mia. kr. ultimo 2003.

Det internationale ratingbureau Standard & Poor's opgraderede i december Danica Pensions ratings fra A+ til AA- i kategorien "Insurer Financial Strength". Vurderingen er et udtryk for Danica Pensions finansielle styrke, markedsposition og evne til at leve op til forpligtelserne over for kunderne.

Investeringsafkastet i 2003 samt de beherskede forventninger til det fremtidige afkast har betydet, at kontorenten i 2004 er fastsat til 4,5 pct., hvilket er uændret i forhold til 2003. Kontorenten er som udgangspunkt gældende for hele 2004.

Danske Capital

DANSKE CAPITAL (Mio. kr.)	2003	2002	Forskel i pct.
Nettorenteindtægter	2	-20	-
Gebyrindtægter	718	761	-6
Øvrige indtægter	-35	8	-
Basisindtægter	685	749	-9
Driftsomkostninger og afskrivninger	402	389	3
Basisindtjening før hensættelser	283	360	-21
Aktiver i alt (gns.)	1.361	2.434	-44
Risikovægtede poster (gns.)	1.379	1.104	25
Allokeret kapital (gns.)	90	72	25
Basisindtjening før hensættelser i pct. af allokeret kapital	315,7	501,7	
Omkostninger i pct. af basisindtægter	58,7	51,9	
Kapital under forvaltning (mia. kr.)	370	343	8

Danske Capital har ansvaret for porteføljeforvaltning af private og institutionelle formuer, herunder rådgivning af Danske Invest og BG Invest samt plejen af Danica Pension, Firstnordic, Puljeinvest og Flexinvest. Kapitalforvaltningsprodukter til private og erhvervskunder bliver solgt gennem bankforretningen i landeorganisationerne samt via eksterne distributører. Institutionelle kunder betjenes direkte fra Danske Capital.

Danske Capitals basisindtjening før hensættelser udgjorde 283 mio. kr. i 2003 mod 360 mio. kr. i 2002. Basisindtægterne faldt, hovedsageligt fordi aktiernes andel af den samlede kapital under forvaltning blev reduceret fra gennemsnitlig 27 pct. i 2002 til 18 pct. i 2003. Indtjeningsmarginalen blev som konsekvens heraf reduceret fra 0,21 pct. i 2002 til 0,19 pct. i 2003. Ultimo 2003 udgjorde aktieandelen 19 pct. mod 18 pct. ultimo 2002.

De samlede omkostninger steg 13 mio. kr. svarende til en stigning på 3 pct. i forhold til 2002.

AKTIVERNES FORDELING (Mia. kr.)	2003	2002	Andel 2003	Andel 2002
Aktier	70	61	19%	18%
Private Equity	8	10	2%	3%
Obligationer	284	263	77%	77%
Kontant	8	9	2%	2%
I alt	370	343	100%	100%

AKTIVERNES FORDELING (Mia. kr.)	2003	2002	Andel 2003	Andel 2002
Livsforsikring	160	151	43%	44%
Investeringsforeninger - detail	111	88	30%	26%
Puljer	39	37	11%	11%
Institutionelle inkl. investeringsforeninger	60	67	16%	19%
I alt	370	343	100%	100%

Generelt opnåede Danske Capital gode investeringsresultater i 2003. Især blev der opnået betydelig værdiskabelse på danske, finske og baltiske aktier, mens performance på europæiske og globale aktier ikke fuldt ud levede op til forventningerne. På obligationsområdet var der generelt tilfredsstillende resultater på alle væsentlige områder.

Den samlede kapital under forvaltning steg i 2003 med 27 mia. kr. til 370 mia. kr. Den samlede tilgang af nye aftaler udgjorde 9 mia. kr.

Positionen på detailmarkedet i Danmark blev fastholdt med en samlet markedsandel på investeringsforeningsområdet på 40 pct. målt på nettosalg og 41 pct. målt på formueværdier. På investeringsforeninger dedikeret til institutionelle kunder udgjorde markedsandelen 9 pct. ultimo 2003.

I 2003 øgedes salget af obligationsprodukter, blandt andet inden for kredit- og "high-yield" området, og det samlede volumen af disse produkter udgjorde 14,8 mia. kr. ultimo 2003 mod 9,6 mia. kr. primo året. Salget af aktieprodukter var i 2003 på et beskedent niveau. Lanceringen af Danske Invest Kina blev gennemført succesfuldt med et samlet salg på 535 mio. kr. og et afkast i 2003 på 36 pct.

Danske Capital styrkede endvidere sin position i Norden i øvrigt. Danske Capital Sverige opnåede betydelig kundetilgang på det institutionelle marked, og det samlede salg udgjorde 2,2 mia. kr. Resultatet i Danske Capital Finland var ligeledes tilfredsstillende med en basisindtjening på 12 mio. kr.

Koncernens samlede kapital under forvaltning, det vil sige inklusive håndteringen af rådgivningsdepoter og Private Banking i Bankaktiviteter, udgjorde 535 mia. kr. ved udgangen af december 2003.

Beholdningsindtjening

BEHOLDNINGSINDTJENING (Mio. kr.)	2003	2002	Forskel i pct.
Rentepositioner	775	1.389	-44
Aktier			
Unoterede	443	769	-42
Noterede	364	-426	-
Valuta	55	73	-25
Kurssikring, Danica Pension	0	157	-100
Omkostninger	144	145	-1
Beholdningsindtjening, bankforretning	1.493	1.817	-18
Andel af investeringsafkast, Danica Pension	122	41	198
Risikotillæg, Danica Pension	954	-850	-
Beholdningsindtjening, Danica Pension	1.076	-809	-
Beholdningsindtjening, i alt	2.569	1.008	155
Aktiver i alt (gns.)	82.175	73.360	12
Risikovægtede poster (gns.), bankforretning	25.357	32.057	-21
Allokeret kapital (gns.), bankforretning	1.648	2.084	-21

Beholdningsindtjeningen stammer fra koncernens egne aktie-, rente- og valutapositioner, herunder fra den samlede beholdning af unoterede aktier, der blandt andet omfatter aktiebesiddelser i finanssektorens infrastrukturelle selskaber.

Koncernens samlede beholdningsindtjening udgjorde 2.569 mio. kr. i 2003 mod 1.008 mio. kr. i 2002.

Beholdningsindtjeningen i bankforretningen udgjorde 1.493 mio. kr. mod 1.817 mio. kr. i 2002.

Rentepositionerne gav et afkast på 775 mio. kr., hvilket er en nedgang på 614 mio. kr. i forhold til 2002. Den lavere indtjening skyldes først og fremmest, at renterne generelt steg i løbet af året i modsætning til 2002, hvor renterne faldt markant. Indtjeningen i 2003 var desuden påvirket af, at renterisikoen var lavere end i 2002.

Aktierne gav et samlet afkast på 807 mio. kr. mod 343 mio. kr. i 2002. Afkastet af noterede aktier udgjorde 364 mio. kr. i 2003 mod et tab på 426 mio. kr. året før.



FINANSIELLE BEHOLDNINGER (Mia. kr.)	2003	2002	Forskel i pct.
Danske obligationer	74	53	40
Udenlandske obligationer	36	37	-3
Danske aktier	1	1	0
Udenlandske aktier	1	2	-50
Kapitalandele i associerede virksomheder	1	2	-50
I alt	113	95	19

Unoterede aktier gav en gevinst på 443 mio. kr. mod 769 mio. kr. i 2002. Avance ved salg af kapitalandele i PBS Holding A/S bidrog med 264 mio. kr. Banken solgte i 2003 også aktier i PBS International Holding A/S. Til salget, der ikke havde resultatmæssig effekt, er knyttet en efterreguleringsklausul.

Valutapositioner gav en samlet indtjening på 55 mio. kr. mod 73 mio. kr. i 2002, hvilket vurderes at være tilfredsstillende set i lyset af markedsudviklingen.

Beholdningsindtjeningen i forsikringsforretningen udgjorde 1.076 mio. kr. mod et underskud på 809 mio. kr. i 2002. Udviklingen i beholdningsindtjeningen var positivt påvirket af, at der kunne ske en indtægtsførsel af risikotillæg fra forsikringsforretningen fra tidligere år på 954 mio. kr.

Risiko- og finansstyring

Danske Bank anser styringen af risici for en af de kernekompetencer, der skal medvirke til at sikre et stabilt, højt afkast til bankens aktionærer.

Der anvendes betydelige ressourcer på at udvikle procedurer og værktøjer, der lever op til "best practice" på risikostyringsområdet. Banken har igennem flere år forberedt sig på anvendelse af nye kapitaldækningsregler (Basel II), der forventes implementeret i 2007. Det er bankens hensigt at kvalificere sig til de mest avancerede metoder, så snart reglerne åbner mulighed herfor.

Ansvarsfordeling

Bestyrelsen fastsætter overordnede risikopolitikker og -rammer og tager herunder stilling til de generelle principper for styring og overvågning af risici samt de største kreditansøgninger i banken. Ud over en løbende rapportering af udnyttelsen af tildelte risikorammer gennemgår bestyrelsen i årets løb porteføljeanalyser vedrørende de brancher/industrier, hvor bankens samlede kreditengagementer er størst.

Med henblik på udformning af de operationelle politikker samt bevilling af større kreditansøgninger har direktionen etableret en kreditkomite. Kreditkomiteen består af direktionen og ledende medarbejdere i Kredit- og Markedsrisici.

Ledelsen af det enkelte forretningsområde har inden for de afstukne rammer ansvaret for de risici, som området pådrager sig og har ansvaret for en aktiv styring af disse risici via enhedernes lokale kredit- og risikostyringsfunktioner.

Kredit- og Markedsrisici har ud over ansvaret for kreditprocessen til opgave at overvåge overholdelse af uddelegerede limits inden for de enkelte risikoområder samt ansvaret for opbygningen og overvågningen af en sammenhængende rapportering af koncernens risici.

For at maksimere sikkerheden i kontrol- og rapporteringsrutinerne er tillige gennemført organisatoriske adskillelser mellem afdelinger, som handler i de finansielle markeder, og de afdelinger, som forestår den praktiske afvikling og kontrol af transaktionerne.

Direktionen indgår sammen med ledende medarbejdere fra udvalgte fagområder i en Asset/Liability-komite (ALCO), som inden for de rammer, der er fastlagt af bestyrelsen, har ansvaret for implementering af:

- den overordnede balancestruktur og politikken for udviklingen i balanceposter
- solvensmæssige målsætninger og ratingstrategien for koncernen
- intern prisfastsættelse mellem forskellige forretningsområder i koncernen
- generelle principper for styring og overvågning af markeds-, likviditets- og operationelle risici
- den overordnede investeringsstrategi for koncernen.

Ansvaret for operationel styring af kapitalforhold er placeret i Koncernøkonomi.

Risikoområder

Danske Bank identificerer og styrer risici inden for følgende overordnede risikoområder:

- Kreditrisici er risikoen for tab som følge af, at modparter helt eller delvist misligholder deres betalingsforpligtelser. Under området kreditrisici styres tillige:
  - Landerisici, som er risikoen for tab på grund af de økonomiske eller politiske forhold i et land. Landerisici omfatter tillige risikoen for nationalisering, ekspropriation samt for gældsrestruktureringer.
  - Afviklingsrisici, som er den risiko, der opstår i forbindelse med afvikling af betalinger ved blandt andet værdipapir- og derivathandler, hvor betalinger afsendes, inden det kan konstateres, at de modgående betalinger er indgået på bankens konti.
- Markedsrisici er risikoen for tab som følge af, at markedsværdien af koncernens aktiver og passiver ændrer sig på grund af ændringer i markedsforholdene. Under området markedsrisici styres tillige:
  - Likviditetsrisici, som er risikoen for tab som følge af, at bankens betalingsforpligtelser ikke kan honoreres ved forfald ved hjælp af de normale likviditetsreserver.
- Operationelle risici omfatter dels
  - Business Risk, som er risikoen for tab som følge af ændringer i eksterne forhold eller begivenheder, som skader image eller den operationelle indtjening.
  - Event Risk, som er risikoen for tab som følge af utilstrækkelige eller fejlbehæftede interne procedurer, menneskelige eller systemmæssige fejl eller tab som følge af eksterne begivenheder.
- Forsikringsmæssige risici omfatter de samlede risici, som bankens ejerskab af Danica Pension medfører. De forsikringsmæssige risici knytter sig til tab, der ikke kan absorberes af det kollektive bonuspotentiale, samt til de forudsætninger, der ligger til grund for beregningerne af de forsikringsmæssige forpligtelser.

Raroc

Som et centralt element i koncernens kapital- og økonomistyring har koncernen gennem flere år anvendt et Raroc-baseret risikostyrings- og rapporteringssystem. Raroc står centralt i koncernens risikostyring og dermed i forretningsstyringen, idet Raroc-procedurer er indarbejdet i budgetopfølgningen og ved prissætning af produkter og enkeltfaciliteter.

Det risikojusterede afkast afviger fra det regnskabsmæssige afkast, fordi der indgår forventede, gennemsnitlige, årlige tab over et konjunkturforløb.

Ud over forventet tab beregnes den økonomiske kapital, der skal være til stede for at kunne absorbere variationen i de faktiske tab i forhold til de forventede tab (de såkaldte uforventede tab). De parametre, der anvendes i modellen, revurderes løbende i forhold til observerede niveauer i kreditporteføljen.

Raroc-konceptet bliver også løbende revurderet i henhold til krav i de kommende Basel II regler, således at koncernen på bedst mulig måde kan være forberedt på at kunne tage de mest avancerede metoder i brug.

ØKONOMISK KAPITAL (Mia. kr.)	2003	2002
Kreditrisici	17	20
Markedsrisici	2	4
Operationelle risici	10	11
Forsikringsrisici	4	5
I alt	33	40

RAROC (Pct.)	2003	2002
Bankaktiviteter	26	24
Realkredit	50	44
Danske Markets	30	9
Danica Pension	42	5
Danske Capital	150	207
Finansielle beholdninger	72	47
Koncernen i alt	33	25

Økonomisk kapital og Raroc ultimo 2003

Økonomisk kapital er den kapital, der er nødvendig for med 99,97 pct. sandsynlighed at kunne dække de statistisk set maksimale tab inden for et år.

Koncernens kreditrisiko er inden for de senere år reduceret som følge af en relativ forøgelse af realkreditlån med lav risiko. Engagementer med udvalgte globale finansielle institutioner med høj kreditværdighed er udvidet i samme periode, og der indgåes i større grad aftaler om Collateral Management og netting. Koncernens forventede gennemsnitlige årlige tab over et konjunkturforløb er i konsekvens heraf reduceret fra tidligere 0,23 pct. af de samlede udlån og garantier til 0,19 pct.

Den økonomiske kapital blev opgjort til 33 mia. kr. ultimo 2003. Behovet for økonomisk kapital var således 27 mia. kr. mindre end den egenkapital, som koncernen havde til rådighed ultimo 2003.

Fordelingen af den økonomiske kapital ultimo året på henholdsvis kreditrisici, markedsrisici, operationelle risici og forsikringsrisici fremgår af tabellen. Faldet i økonomisk kapital kan henføres til lavere kreditrisiko primært som følge af en relativ forøgelse af engagementer med lavere risiko samt et lavere niveau for markedsrisici. Operationel risiko er reduceret primært som følge af omstruktureringen af investmentbankaktiviteterne primo 2003. Reduktionen af forsikringsrisiko kan tilskrives investeringsafkastet i 2003, der har medført en forøgelse af kollektivt bonuspotentiale.

De kommende Basel II regler omfatter risici i bankforretningen, og der foreligger endnu ikke udkast til nye regelsæt for opgørelse af kapitalkrav på forsikringsaktiviteter. Det foreliggende Basel II udkast foreskriver alene, at kapitalkravet på forsikringsdatterselskaber skal svare til den foretagne investering. Danske Banks investering i Danica Pension andrager 13 mia. kr., og Danica Pensions solvensmargen udgør 7 mia. kr.

Koncernens risikojusterede afkast (Raroc) for 2003 udgjorde 33 pct. på en beregnet gennemsnitlig økonomisk kapital på 37 mia. kr. mod 25 pct. i 2002. Det forøgede afkast kan henføres til en lavere økonomisk kapital samt resultatfremgangen især i Danske Markets og Finansielle beholdninger.

Kreditrisici

Danske Bank lægger vægt på at etablere langvarige relationer til sine kunder. Det forudsætter på den ene side, at banken løbende kan tilbyde konkurrencedygtige finansielle løsninger, og på den anden side, at en ugunstig udvikling i kundernes

økonomiske forhold identificeres så tidligt, at det er muligt i dialog med kunden at gennemføre de fornødne tiltag med henblik på at afværge senere tab. Kreditgivning og løbende opfølgning sker derfor ud fra konkrete vurderinger af kunden og de økonomiske forhold.

Den centrale overvågning af kreditengagementer sikres gennem bankens kreditsystem, hvor oplysninger om størrelse og udnyttelse af alle typer kreditengagementer registreres, og hvor der også indgår oplysninger vedrørende skønnede realisationsværdier af stillede sikkerheder efter fradrag af vurderede omkostninger ved realisation.

Der er fastsat vejledende maksimumgrænser for størrelsen af kunders engagementer, og disse er gradueret efter tildelt rating og niveauet af stillede sikkerheder.

Minimum en gang om året revurderes alle engagementer blandt andet ved inddragelse af nye økonomiske oplysninger. Såfremt denne revurdering fører til et ønske om at tilpasse bankens risiko, udarbejdes der handlingsplaner herfor.

Rating og kreditscoring

Der sker i koncernen en løbende opfølgning med henblik på at sikre, at eventuelle tegn på pres på en kundes indtjenings- og likviditetsforhold observeres så tidligt som muligt. For store og mellemstore erhvervskunder er denne overvågning formaliseret ved tildeling af en intern rating, der løbende revurderes. Ved fastsættelsen af ratingen tages hensyn til virksomhedens fremtidsudsigter samt branche- og samfundsforhold.

Ratingprocessen er tilrettelagt således, at beslutningen om fastsættelse af ratingen af den enkelte kunde er uafhængig af kundebetjeningen.

De kunder, der ikke rates, bliver "kreditscoret", og resultaterne anvendes konsultativt af kunderådgiverne i forbindelse med den løbende kundebetjening, herunder ydelse af lån. En kreditscoring er en statistisk beregning af tabsrisikoen på et engagement ud fra nogle veldefinerede karakteristika for kundens økonomiske forhold.

Der er løbende opfølgning på rating- og scoresystemernes evne til at rangere kunder efter risiko og til at forudsige misligholdelse. Ved seneste revurdering blev fastlagt nedenstående grænseværdier for sandsynlighed for misligholdelse (probability of default (PD)):

RATING-KATEGORI	Nedre PD-grænse	Øvre PD-grænse	Gennemsnitlig PD
1	0,000%	0,030%	0,010%
2	0,031%	0,055%	0,042%
3	0,056%	0,098%	0,074%
4	0,099%	0,174%	0,131%
5	0,175%	0,309%	0,233%
6	0,310%	0,754%	0,413%
7	0,755%	2,529%	1,383%
8	2,530%	15,513%	6,268%
9	15,514%	99,999%	20,000%
10	100,000%	N/A	100,000%

Ratingkategori 1-4 svarer stort set til Investment Grade niveau hos de eksterne ratingbureauer, mens ratingkategori 5-6 er under Investment Grade niveau, men dog med en acceptabel kreditrisiko. På dette niveau er mange mindre erhvervskunder placeret. Ratingkategorierne 7-10 dækker kunder, der er bonitetsmarkerede, hvilket indebæ-



rer, at der er speciel tæt opfølgning på disse kundeforhold. Ratingkategorierne 9-10 udgør risikofyldte og misligholdte engagementer.

Hensættelser

Kunder, der udviser kreditmæssige svaghedstegn, bonitetsmarkeres. Dette svarer til et af de fire laveste trin på ratingskalaen. Efter gældende dansk praksis bliver der overalt i koncernen efter individuel vurdering foretaget fornøden hensættelse på bonitetsmarkerede engagementer. De foretagne hensættelser omfatter også hensættelser på engagementer, hvor misligholdelsesrisikoen på kunden er noget under 50 pct., herunder også på mellemværender, hvor kunden ikke har misligholdt engagementet.

Bonitetsmarkering indebærer, at den løbende opfølgning skærpes. I den forbindelse vil der til sagsbehandlingen kunne knyttes medarbejdere med erfaring i den kreditmæssige håndtering af bonitetsmæssigt svage engagementer. Bankens risiko på bonitetsmæssige svage engagementer underkastes vurdering kvartalsvis med henblik på identificering af behov for ændring af hensættelserne. En bonitetsmarkering indebærer desuden en reduktion i størrelsen af engagementer, der kan bevilges decentralt.

Hensættelser foretages efter en vurdering af risici i engagementerne, herunder en vurdering af kundernes fremtidige økonomiske forhold. For erhvervs- og privatkunder i Danmark med engagementer op til 500.000 kr. foretages hensættelser på porteføljebasis på baggrund af den historiske tabserfaring.

Porteføljestyring

I forbindelse med styringen af bankens kreditrisici er der etableret et porteføljestyringssystem, hvor der er fastsat maksima for de branche-, industri- og landekoncentrationer, banken ønsker at følge. Systemet indebærer en kategorisering af kreditporteføljen, således at det er muligt at styre koncernens porteføljesammensætning og -størrelse i overensstemmelse med koncernens risikopolitik.

Risikoreduktion

Banken deltager i en række initiativer, der skal søge at reducere de risici, banker pådrager sig i forbindelse med deltagelse i det internationale banksamarbejde. Ud over generelt at benytte nettingaftaler, hvor det er muligt, har banken indgået en række Collateral Management aftaler med store finansielle kunder, hvor der opnås sikkerhedsstillelse for modpartsrisikoen. Disse aftaler ligger i forlængelse af en udvikling, hvor banken i højere grad har søgt og fået afdækket engagementer med de største finansielle kunder med sikkerheder.

Endelig deltager banken i CLS [Continuous Linked Settlement] samarbejdet, der tager sigte på at reducere niveauet af afviklingsrisici.

Miljø

Det er bankens politik, at også erhvervskunders miljømæssige forhold skal indgå som et naturligt led i den kreditmæssige vurdering. Det vil normalt være en forudsætning for etablering af et kreditengagement, at kunden skriftligt erklærer sig rede til at overholde eventuelle miljøgodkendelser samt gældende miljølovgivning.

Der er i bankens kreditmæssige forretningsgange indarbejdet forskrifter, som betyder, at der ved vurdering af kundeforhold tages hensyn til såvel nationale som internationale krav om virksomheders miljøpåvirkning.

Kreditrisici ultimo 2003

Tabellen "Branchefordeling (I)" viser koncernens krediteksponering pr. 31. december 2003, resp. 31. december 2002 fordelt på brancher og produkter.

I tabellen sondres mellem engagement til kreditinstitutter, der fremgår af nederste linie og øvrige kunder, der er fordelt efter en tilnærmet GICS klassifikation (Global Industry Classification Standard). Udlån svarer til den tilsvarende post i koncernens balance.

Garantier mv. indeholder udstedte garantier samt kredittilsagn mv. Kredittilsagn med under 1 års løbetid androg 123 mia. kr. pr. 31. december 2003 og 111 mia. kr. pr. 31. december 2002.

Derivater er opgjort ved deres positive markedsværdi (NPV) og fremkommer efter hensyntagen til eventuelle nettingkontrakter.

Koncernens samlede eksponering blev øget fra 1.470 mia. kr. i 2002 til 1.520 mia. kr. i 2003 eller med 3 pct. Engagementer med private kunder blev forøget med 36 mia. kr., hvoraf halvdelen relateredes til realkreditlån i Danmark. Engagementer med erhvervssektoren blev udvidet med 45 mia. kr., en stigning der væsentligst kunne tilskrives repoforretninger med internationale finanshuse, forsikringsselskaber mv. Udlån mv. til en række erhvervsbrancher viste fald som følge af den begrænsede investeringsaktivitet.

BRANCHEFORDELING (I) (Mio. kr.)	Udlån		Garantier mv.		Derivater		I alt	
Branche	2003	2002	2003	2002	2003	2002	2003	2002
Private kunder	452.818	417.617	7.060	6.032	85	67	459.963	423.716
Boligselskaber mv.	113.747	111.037	494	1.410	66	89	114.307	112.536
Stater og kommuner mv.	27.438	25.117	9.803	7.482	1.392	183	38.633	32.782
Forsikring og anden finansiel virksomhed	213.052	169.665	122.220	128.715	4.592	6.757	339.864	305.137
Udvinding af olie og naturgas	2.531	2.713	4.623	4.928	180	199	7.334	7.840
Materialer	16.812	17.989	13.779	10.075	376	365	30.967	28.429
Kapitalgoder og erhvervsservice	68.083	78.654	33.428	37.941	797	1.411	102.308	118.006
Forbrugsgoder	105.192	104.589	30.157	28.256	827	798	136.176	133.643
Health care	7.149	5.522	4.240	2.673	34	27	11.423	8.222
IT	3.102	3.681	2.706	2.552	30	78	5.838	6.311
Telekommunikation	2.969	5.552	9.080	10.606	163	154	12.212	16.312
Forsyningsvirksomhed	7.725	6.210	24.386	10.826	291	313	32.402	17.349
I alt	1.020.618	948.346	261.976	251.496	8.833	10.441	1.291.427	1.210.283
Kreditinstitutter	166.117	199.620	46.442	36.993	16.421	22.875	228.980	259.488
Samlet eksponering	1.186.735	1.147.966	308.418	288.489	25.254	33.316	1.520.407	1.469.771

Krediteksponeringen på enkeltindustrier fremgår af tabellen, der ikke indeholder realkreditlån. De største enkeltindustrier er kreditinstitutter og diversificerede finansielle, der dækker over især finansieringsselskaber, selskaber inden for forbrugerfinansiering og investeringsforeninger. Bortset fra finansielle virksomheder er den største enkeltindustri fast ejendom, der udgør 3 pct. af den samlede krediteksponering ultimo 2003.

STØRSTE ENKELTINDUSTRIER	Samlet krediteksponering	
(Mio. kr.)	2003	2002
Kreditinstitutter	227.906	259.478
Diversificerede finansielle	236.086	212.964
Fast ejendom	45.729	50.532
Forsikring	27.921	18.423
Fødevarer	24.389	24.181
Maskiner	19.462	16.658
Elsektor	18.392	13.579
Shipping	16.034	12.511
Erhvervsservice	12.970	9.603
Papir og skovvæsen	11.751	10.696

Tabellen nedenfor viser den geografiske fordeling af koncernens krediteksponering.

Krediteksponeringen er fordelt på lande ud fra kundens residensland.

Den geografiske præsentation af koncernens krediteksponering er i forhold til tidligere udvidet til også at omfatte engagementer med kreditinstitutter mv., derivater og kredittilsagn.

Koncernens samlede eksponering over for danske ikke-finansielle kunder blev øget fra 74 pct. til 76 pct. i 2003, primært som følge af øgede realkreditlån samt faldende valutakurser, der reducerede eksponeringen i fremmed valuta. Repo-omfanget blev forøget med engelske og nordamerikanske finansielle institutioner.

GEOGRAFISK FORDELING (Mio. kr.)		Ikke-	2003			Ikke-	2002	
Område	Finansielle	finansielle	I alt	%	Finansielle	finansielle	I alt	%
Europæiske Union	401.664	871.149	1.272.813	83,7%	414.659	823.525	1.238.184	84,2%
Heraf: Danmark	137.571	719.884	857.455	56,4%	165.218	667.382	832.600	56,6%
Sverige	66.209	69.591	135.800	8,9%	64.308	64.742	129.050	8,8%
Storbritannien	151.921	47.848	199.769	13,1%	125.753	53.951	179.704	12,2%
Tyskland	14.334	9.249	23.583	1,6%	21.652	7.343	28.995	2,0%
Østeuropa	1.545	2.054	3.599	0,2%	1.007	1.327	2.334	0,2%
Resten af Europa	28.289	60.285	88.574	5,8%	29.165	58.989	88.154	6,0%
Heraf: Norge	22.457	55.888	78.345	5,2%	20.902	53.778	74.680	5,1%
Nordamerika	128.156	14.784	142.940	9,4%	112.481	19.030	131.511	8,9%
Mellem- og Sydamerika	297	1.365	1.662	0,1%	539	398	937	0,1%
Afrika	305	115	420	0,0%	611	96	707	0,0%
Asien	8.431	1.405	9.836	0,6%	5.972	1.514	7.486	0,5%
Oceanien	157	406	563	0,0%	191	267	458	0,0%
Samlet eksponering	568.844	951.563	1.520.407	100,0%	564.625	905.146	1.469.771	100,0%

RATINGFORDELING [Mio kr.]			2003			2002
Ratingkategori	Finansielle	Ikke-finansielle	I alt	Finansielle	Ikke-finansielle	I alt
1	94.084	5.267	99.351	104.404	2.075	106.479
2	175.798	46.584	222.382	170.476	39.385	209.861
3	99.173	201.250	300.423	84.634	165.087	249.721
4	114.735	368.491	483.226	123.690	355.025	478.715
5	54.921	111.776	166.697	35.626	107.022	142.648
6	23.913	136.653	160.566	38.590	146.784	185.374
7	4.622	64.070	68.692	3.573	69.528	73.101
8	1.380	14.423	15.803	3.178	16.588	19.766
9	152	2.094	2.246	400	2.556	2.956
10	66	955	1.021	54	1.096	1.150
I alt	568.844	951.563	1.520.407	564.625	905.146	1.469.771
Heraf:						
Investment grade	483.790	621.592	1.105.382	483.204	561.572	1.044.776
Sub-investment grade	85.054	329.971	415.025	81.421	343.574	424.995

Tabellen "Ratingfordeling" viser koncernens krediteksponering pr. 31. december 2003 fordelt på ratingkategori.

Koncernens samlede engagementer med investment grade blev forøget med 61 mia. kr., mens øvrige engagementer blev reduceret med 10 mia. kr. Realkreditudlån på 498 mia. kr. indgår hovedsageligt i ratingkategorierne 3-6 og var således den primære årsag til stigningen i de ikke finansielle kunder. Koncernens krediteksponering (udlån, garantier mv. med fradrag af hensættelser) med ratingkategori 9 og 10 blev reduceret fra 4 mia. kr. til 3 mia. kr.

BRANCHEFORDELING (II) (Mio. kr.) Branche	Samlet krediteksponering	Risikofyldt krediteksponering	Misligholdt krediteksponering	Konstaterede tab 2003	Hensættelser ultimo 2003
Private kunder	459.963	1.175	747	755	2.697
Boligselskaber mv.	114.307	32	2	62	55
Stater og kommuner mv.	38.633	7	24	17	70
Forsikring og anden finansiel virksomhed	339.864	147	66	245	1.717
Udvinding af olie og naturgas	7.334	-	1	90	40
Materialer	30.967	26	18	81	421
Kapitalgoder og erhvervsservice	102.308	519	58	331	3.360
Forbrugsgoder	136.176	191	78	515	3.659
Health care	11.423	9	-	22	75
IT	5.838	5	23	119	213
Telekommunikation	12.212	-	3	3	26
Forsyningsvirksomhed	32.402	130	1	8	78
I alt	1.291.427	2.241	1.021	2.248	12.411
Kreditinstitutter	228.980	5	0	1	279
Samlet eksponering	1.520.407	2.246	1.021	2.249	12.690

Tabellen "Branchefordeling (II)" viser pr. 31. december 2003 koncernens samlede krediteksponering, risikofyldte engagementer (kunder i den næstlaveste ratingkategori), misligholdte engagementer (kunder i den laveste ratingkategori) samt konstaterede tab og hensættelser ultimo 2003.

Konstaterede tab omfatter årets tab, der er afskrevet over resultatopgørelsen, samt årets forbrug af hensættelser foretaget i tidligere år. Det konstaterede tab faldt fra 2,7 mia. kr. i 2002 til 2,2 mia. kr. i 2003. Afskrivning på engagementer, der har været omfattet af porteføljehensættelser, indgår i konstaterede tab med 0,4 mia. kr. i 2003 og 0,4 mia. kr. i 2002.

RISIKOFYLDTE OG MISLIGHOLDTE KREDITEKSPONERINGER (Mio. kr.)	Risikofyldt krediteksponering	Misligholdt krediteksponering	2003 I alt	2002 I alt
Krediteksponering før fradrag af hensættelser	5.402	4.180	9.582	9.706
Hensat herpå	3.156	3.158	6.314	5.600
Krediteksponering efter fradrag af hensættelser	2.246	1.021	3.267	4.106
Værdi af sikkerheder	2.032	803	2.835	3.497
Andel rentenulstillet	1.616	2.369	3.985	4.116

Ovenstående tabel viser en yderligere opdeling af risikofyldte og misligholdte krediteksponeringer pr. 31. december 2003.

Den samlede krediteksponering før hensættelser på risikofyldte eller misligholdte engagementer udgjorde 9,6 mia. kr. eller et stort set uændret niveau i forhold til 2002. Opgjort efter hensættelser faldt krediteksponeringen fra 4,1 mia. kr. i 2002 til 3,3 mia. kr. i 2003. Til imødegåelse af risikoen er modtaget sikkerheder for i alt 2,8 mia. kr. ultimo 2003. Værdien af sikkerheder er opgjort konservativt, og hertil kommer, at der ikke er indregnet forventet dividende ved afslutning af engagementet mv.

De samlede rentenulstillede engagementer udgjorde 4 mia. kr. eller på stort set samme niveau som ultimo 2002.

I overensstemmelse med årelang praksis foretages hensættelser ofte, selvom kunden ikke har misligholdt sit engagement med banken.

Denne hensættelsespraksis medfører et relativt højt niveau for tilbageførsel af hensættelser, når det på et senere tidspunkt måtte vise sig, at usikkerhed om kundens betalingsevne var ubegrundet.

Udviklingen i korrektivkontoen fremgår af tabellen nedenfor.

KORREKTIVKONTO (I) (Mio. kr.)	2003	2002
Primo året	13.166	14.082
+ nye, resp. forøgede hensættelser	4.459	3.560
- tilbageførte hensættelser	3.032	2.737
- forbrugt til afskrivning	1.577	1.727
+/- kursregulering	-331	-67
+/- anden til- resp. afgang	5	55
Ultimo året	12.690	13.166
- heraf korrespondentbanker m.v.	279	326

Forbrug af hensættelser omfatter tab, der er endeligt konstateret som følge af afslutning af konkursbo eller lignende, samt situationer, hvor der ikke er realistisk mulighed for, at hensættelsen vil kunne inddækkes.

Gældende danske regler for hensættelser indebærer, at ca. 50 pct. af hensættelserne er foretaget på engagementer med ratingkategori 8, der har en gennemsnitlig sandsynlighed for misligholdelse på 6,268 pct.

Hensættelserne på ratingkategori 8 blev reduceret fra 7,6 mia. kr. i 2002 til 6,4 mia. kr. i 2003.

Hensættelserne på ratingkategori 9 blev forøget fra 1,8 mia. kr. i 2002 til 3,2 mia. kr. i 2003. Ændringerne dækker over udviklingen i de enkelte engagementer og deres klassifikation.

KORREKTIVKONTO (II) (Mio. kr.) Ratingkategori	2003 I alt	2002 I alt
1	-	-
2	-	-
3	-	-
4	-	-
5	-	-
6	-	-
7	-	-
8	6.376	7.566
9	3.156	1.771
10	3.158	3.829
Samlede hensættelser	12.690	13.166

Koncernens realkreditudlån i Danmark androg 498 mia. kr. ultimo 2003. Fordelingen på ejendomskategori fremgår af tabellen.

Realkreditudlånsporteføljen er sikret ved pant i de belånte ejendomme. Kreditrisikoen på realkreditlån er meget lav, hvilket blandt andet fremgår af de gennemsnitlige belåningsprocenter. Disse er beregnet ved at skønne handelsværdierne af de enkelte panter ved anvendelse af blandt andet de faktiske handelsværdier for sammenlignelige ejendomme og udviklingen i de generelle handelspriser for området, hvor ejendommen ligger. Restanceprocenterne holdt sig i 2003 fortsat på et lavt niveau.

Lånenes sikkerhedsmæssige placering var i 2003 påvirket af stigende obligationskurser samt høj låneaktivitet med mange tillægslån. Trods disse forhold blev belåningsgraden fastholdt i 2003, hvor ejendomsværdierne alene viste en svag stigning. Mere end 65 pct. af lånene har pantsikkerhed inden for 40 pct. af ejendommenes værdi, og knap 90 pct. er sikret inden for 60 pct. af ejendomsværdien.

Markedsrisici

Beregning af de aktuelle markedsrisici sker med udgangspunkt i en database, der er integreret med koncernens handelssystemer i ind- og udland. Hermed opnås en stor grad af sikkerhed og konsistens i rapporteringen af risici. Databasen giver ligeledes mulighed for at beregne de samlede konsekvenser for indtjeningen ved mulige fremtidige udsving i renter samt valuta- og aktiekurser, herunder stress-tests, hvor gevinst og tab ved ekstreme markedssituationer analyseres.

Opgørelse, overvågning og ledelsesrapportering af markedsrisici sker på daglig basis. Derudover foretages intra-day kontrol af de enkelte forretningsområders risici.

REALKREDITUDLÅN (Mio. kr.)	Restgæld		Belåningsprocenter		Restanceprocenter	
Sektor	2003	2002	2003	2002	2003	2002
Privat	307.311	290.590	62	62	0,15	0,17
Byerhverv	60.809	55.691	51	51	0,29	0,29
Landbrug	25.754	23.319	48	47	0,24	0,52
Boligudlejning	103.959	99.598	68	70	0,07	0,10
I alt	497.833	469.198	61	61	0,17	0,20

*) Restanceprocenten angiver, hvor stor en del af de forfaldne ydelser fra septemberterminen, der ikke er betalt 3½ måned efter seneste rettidige betalingsfrist.



I den daglige risikostyring anvendes både de mere traditionelle risikomål og avancerede interne matematiske/statistiske modeller såsom Value-at-Risk. For at sikre at de interne modeller har en tilstrækkelig nøjagtighed, foretages der løbende kontrol af resultaterne.

Markedsrisici styres på koncernniveau. Positioner for bankens egen regning tages først og fremmest i bankens egenbeholdning, men desuden i forbindelse med handelsaktiviteterne i Danske Markets. Markedsrisici knyttet til beholdninger, der er placeret i datterselskaber, herunder Realkredit Danmark og Danica Pension, indgår i styringen af den samlede markedsrisiko.

Markedsrisici uden for egenbeholdningen og handelsfunktionerne afdækkes enten direkte i forretningsområdet eller gennem Danske Markets. Dette betyder, at der som udgangspunkt ikke er fastrente- eller valutarisiko i Bankaktiviteter. Hermed friholdes det resultat, der rapporteres under basisindtjeningen, for påvirkning relateret til markedsrisiko.

Risikoprofilen i positionstagningen vurderes løbende i ALCO og omfatter beholdninger såvel i banken som i Realkredit Danmark og Danica Pension.

Indtjeningen i bankens udenlandske enheder generes i lokal valuta, der omregnes til danske kroner i forbindelse med regnskabsaflæggelsen. For at imødegå at valutakursændringer skal påvirke koncernens indtjening, vurderes løbende behovet for en afdækning af de udenlandske enheders budgetterede indtjening efter hensættelser og forventet lokal skattebetaling i regnskabsåret. Valutasikringen tilpasses ved eventuelle ændringer i indtjeningsforventningerne for de udenlandske enheder.

Renterisici

Renterisikoen udtrykker det forventede kurstab på rentepositioner, der vil følge af en umiddelbar stigning i alle renter på 1 procentpoint. Den interne opgørelse indeholder renterisici vedrørende Danica Pensions egenbeholdning og afviger dermed fra den opgørelse, der udarbejdes til Finanstilsynet.

Floor risk

Floor risk er den renterisiko, der knytter sig til de ind- og udlån, hvis rentefastsættelse afhænger af centralbankernes ledende rentesatser. Floor risk defineres som effekten på nettorenteindtægterne over en 12 måneders periode, hvis markedsrenterne ændrer sig i nedadgående retning med 1 procentpoint. Indtjeningseffekten fra floor risk vedrører først og fremmest koncernens bankaktiviteter i Danmark, men i nogen grad også bankaktiviteterne i Sverige og Norge.

Ved normale renteniveauer vil der ikke eksistere en sådan risiko, da det i disse tilfælde vil være muligt at ændre såvel ind- som udlånssatser parallelt med centralbankernes satser, hvorved der ikke vil forekomme nogen negativ effekt på indtjeningen. På grund af det aktuelle lave renteniveau er det imidlertid ikke muligt at foretage en parallel nedsættelse af ind- og udlånssatser. Visse indlånssatser er så lave, at yderligere nedsættelse ikke er mulig, hvorfor en nedsættelse af udlånssatser vil medføre indsnævring af rentemarginalen og dermed afstedkomme et indtjeningstab.



Floor risiko opgøres løbende, og der tages løbende stilling til en eventuel afdækning ud fra forventningerne til den pengepolitiske udvikling.

Likviditetsrisici

Danske Banks likviditetsstyring er opbygget omkring en regelmæssig opgørelse og rapportering af udnyttelsen af en række likviditetslimits samt vurdering af udviklingen i en række målsætninger. Det overordnede formål hermed er at overvåge og styre udviklingen i bankens kortsigtede og langsigtede likviditet. Som konsekvens af bankens stærke position på det danske marked sondres der i likviditetsstyringen mellem DKK og valuta.

I bankens likviditetsstyring foretages der konsolidering af bankrelaterede datterselskabers balancer, ligesom afløb af indgåede forretninger medregnes. For de store datterselskaber, Realkredit Danmark og Danica Pension, foretages der i likviditetsstyringen ikke konsolidering af balancer, ligesom afløb af indgåede forretninger i disse enheder ikke medtages. Dette princip er en konsekvens af, at den positive likviditet som Realkredit Danmark og Danica Pension genererer, ikke fuldt ud er tilgængelig for banken på grund af placeringsregler mv.

Den langsigtede likviditetsovervågning omfatter koncernen inklusive datterselskaber, idet egenkapitalen i datterselskaberne betragtes som en langfristet investering.

Bankens likviditetslimits sætter rammerne for den kortsigtede likviditetsstyring i DKK henholdsvis valuta baseret på en Gap-analyse af bankens likviditet. Udgangspunktet for analysen er bankens registrering af kendte fremtidige ind- og udbetalinger fra allerede indgåede forretninger. Derudover indregnes en skønnet påvirkning af bankens DKK likviditet på baggrund af forventede ændringer i statens betalinger.

Formålet med likviditetslimits er at sikre, at banken til enhver tid råder over en likviditetsbuffer i såvel DKK som valuta. Likviditetsbufferen skal på kort sigt kunne opveje nettoafløbet fra indgåede forretninger samt den forventede udvikling. I opgørelsen indgår tilsagte repofaciliteter, der sikrer banken mulighed for at transformere DKK likviditet til valuta.

Den langsigtede likviditetsstyring er ligeledes opbygget omkring en Gap-rapport, jf. nedenstående figur, der viser, at bankens likviditet er positiv for alle perioderne. Gap-rapporten er baseret på en løbetidsafhængig opdeling af bankens aktiver, passiver samt off-balance positioner med udgangs-

Likviditetsforfald ultimo 2003



< 1 mdr.
1-6 mdr.
6mdr.-1 år
1-3 år
3-5 år
5-10 år
> 10 år
Mia. kr.
125
100
75
50
25
0

MARKEDSRISICI (Mio. kr.)	Ultimo 2003	Ultimo 2002
Renterisiko	1.356	1.053
Noterede aktier	949	2.396
Unoterede aktier	3.367	3.669
Valutaindikator 2	72	49

punkt i de kontraktligt fastsatte forfaldstidspunkter for det enkelte instrument. Der tages i rapporten højde for, at nogle balanceposter reelt har en løbetid, der afviger væsentligt fra det kontraktligt fastsatte.

Gap-rapporteringen er et led i den langsigtede overvågning af det strukturelle refinansieringsbehov. Der udarbejdes således scenarier, hvor der blandt andet tages højde for et ekstra træk på de af banken afgivne committede faciliteter, ligesom der indregnes en forværring i likviditetseffekter fra kundeind- og udlån.

Renterisiko fordelt på løbetid



< 1 år
1-3 år
3-7 år
7-11 år
>11 år
Mio.kr.
600
500
400
300
200
100
0

Markedsrisici ultimo 2003

Ved udgangen af 2003 havde Danske Bank koncernen markedsrisici opgjort efter traditionelle risikomål, som vist i tabellen.

Beholdningen af noterede aktier er nedbragt over året fra 2,4 mia. kr. til 0,9 mia. kr. Beholdningen af unoterede aktier er blandt andet reduceret som følge af salg af aktier i PBS Holding A/S og PBS International Holding A/S.

Valutaeksponeringen, som måles med udgangspunkt i danske kroner, har været begrænset igennem 2003. Opgjort efter Finanstilsynets valutaindikator 2 var valutarisikoen 72 mio. kr. ved udgangen af året.

Den viste fordeling af renterisiko på løbetider er beregnet ved en renteændring på 100 basispunkter og opgjort ultimo året. Der har over året været foretaget løbetidsmæssige omfordelinger.

Floor risk for de samlede bankaktiviteter kunne ultimo året opgøres til 490 mio. kr. Der har i første del af året bestået en sikring i form af en position i korte renter. Denne sikring vil først blive genetableret, når bankens markedsforventninger tilsiger det. Resultatet af denne position, der beløb sig til 286 mio. kr., indgår i beholdningsindtjeningen.

Value-at-Risk

I tillæg til de mere traditionelle risikomål beregnes løbende markedsrisikoen på koncernens positioner opgjort ved risikomålet Value-at-Risk. Value-at-Risk er et statistisk mål for det maksimale tab på koncernens beholdninger inden for en vis periode med et valgt sandsynlighedsniveau.

Diagrammet viser den samlede markedsrisiko i 2003 opgjort som månedlige gennemsnitsværdier for Value-at-Risk beregnet for en periode på 10 dage med et sandsynlighedsniveau på 99 pct.

Den højeste Value-at-Risk udgjorde 532 mio. kr. i 2003, og den laveste Value-at-Risk udgjorde 164 mio. kr.

Den gennemsnitlige fordeling mellem rente-, aktie- og valuta-Value-at-Risk udgjorde henholdsvis 53 pct. rentepositioner, 43 pct. aktiepositioner, mens valutabidraget var ubetydeligt.

Koncernens Value-at-Risk


2003
Mio. kr.
10 dage
500
450
400
350
300
250
200
150
100
50
0

FORDELING AF VaR (Pct.)	2003	2002
Renterisiko	53	55
Aktierisiko	43	41
Valutarisiko	4	4

Operationelle risici

Der pågår internationalt et betydeligt arbejde med udarbejdelse og forbedring af metoder til måling og styring af operationel risiko. Koncernen deltager også i et internationalt samarbejde, der tager sigte på udveksling af anonymiserede data om tab i forbindelse med operationelle risici med henblik på at udvikle branche standarder på området.

De kommende kapitaldækningsregler (Basel II) forventes at indeholde mulighed for brug af interne modeller til opgørelse af kapitalkrav for operationelle risici. Danske Bank har besluttet sig for at tilegne sig "best practice" inden for området med henblik på at kvalificere sig til at anvende de avancerede metoder snarest muligt.

Koncernen påbegyndte i 2001 en løbende, systematisk indsamling af operationelle tabsdata, hvor der foretages kategorisering mv. til brug for en modelberegning, baseret på kvantitative tabskarakteristika.

Der er fastsat en overordnet risikopolitik for operationel risiko. Den er blandt andet udmøntet i en kontrolpolitik, der fastsætter regler for den løbende overvågning og begrænsning af operationelle risici. Disse retningslinier er indarbejdet i skriftlige forretningsgange og afstemnings- og kontrolprocedurer for relevante områder. Det er koncer-

nens politik, at tab som følge af fejl mv. skal fastholdes på et minimum under iagttagelse af de anvendte ressourcer og ved anvendelse af klare og veldokumenterede procedurer og IT-systemer.

Anvendelsen af en fælles IT-platform sikrer en høj omkostningseffektivitet og muliggør samtidig anvendelse af ensartede kontrol- og forretningsstyringsprocedurer, hvilket medvirker til at mindske de operationelle risici. Den fælles IT-platform øger til gengæld sårbarheden over for større udefrakommende påvirkninger. Med henblik på at eliminere denne sårbarhed blev koncernens katastrofeberedskab i 2003 opgraderet, så alle centrale data bliver spejlet mellem to geografisk adskilte centre. Bankens systemer kan dermed køre videre, selvom det ene center bliver ramt af hardwarefejl, strømafbrydelser eller andet. I tilfælde af alvorlige driftsnedbrud forårsaget af softwarefejl skal afvikling af kritiske systemer kunne foretages i et Availability Center. Systemerne vil løbende blive udbygget blandt andet med automatisk anvendelse af spejlingsteknologi.

I 2004 fastholdes fokus mod en til stadighed øget sikring af driftsstabiliteten, så koncernen fremover kan undgå IT-nedbrud af et omfang som i marts 2003.

Opgørelsen af den økonomiske kapital omfatter i Danske Bank to typer operationelle risici.

Den forretningsmæssigt betingede operationelle risiko (Business Risk) udtrykker den usikkerhed i nettoindtægternes udvikling, der skyldes ændringer i eksterne forhold, og som ikke direkte kan tilskrives kredit- eller markedsrisici. De forventede nye kapitaldækningsregler indeholder ikke eksplicitte kapitalkrav hertil.

Den anden type operationelle risici (Event Risk) er af den type, der kan henføres til bestemte og enkeltstående begivenheder, herunder f.eks. bankrøverier. Banken anvender et datamateriale omfattende minimum 10 år til at vurdere koncernens eksponering over for sådanne hændelser. Hertil kommer en række andre kontrolaktiviteter i koncernen, herunder erfaringerne fra det interne revisionsarbejde.

På baggrund af de historiske tabsdata mv. har koncernen tegnet forsikringer til dækning af eventuelle større operationelle tab. Der er ikke sket udbetaling fra forsikringerne i 2003.

Forsikringsrisici

Forsikringsrisikoen sammensættes af markedsrisici, kreditrisici og operationelle risici i livsforsikringsforretningen, herunder de særlige aktuarmæssige forudsætninger, der ligger til grund for beregningerne af de forsikringsmæssige forpligtelser, eksempelvis i forbindelse med vurderingen af udviklingen i dødelighed og invaliditet. Disse risikoelementer underkastes løbende en aktuarmæssig vurdering. En mindre del af de forsikringsmæssige risici afdækkes gennem reassurance.

Den mest betydende faktor ved opgørelse af koncernens forsikringsrisici er markedsrisikoen og ikke mindst samspillet mellem investeringsaktiverne og livsforsikringsforpligtelserne. Disse risici overvåges løbende, og der er opstillet mål for de

maksimale kurs- og renterisici. Målet for aktierisikoen er, at kollektivt bonuspotentiale løbende kan modstå et aktiekursfald på 30 pct.

De forsikringsmæssige forpligtelser afdækkes med obligationer og afledte finansielle instrumenter, og Danica Pension er afdækket mod et yderligere rentefald på 2,5 procentpoint svarende til en halvering af den lange rente. Danica Pension er desuden delvis afdækket mod rentestigning.

En del af den løbende overvågning omfatter også opfølgning på Danica Pensions situation i forhold til Finanstilsynets såkaldte "røde og gule lys", det vil sige risikooplysninger om kapitalforhold og aktie-, rente-, valuta- og ejendomsfølsomhed ved udvalgte scenarier. Danica Pension koncernen har som hidtil overholdt Finanstilsynets "røde og gule lys", hvilket indebærer, at Danica Pension kan modstå en negativ markedsudvikling med blandt andet et samtidigt aktiekursfald på 30 pct., en renteændring på 1 procentpoint og et fald i ejendomsværdierne på 12 pct.

Kapitalstyring

Målet med kapitalstyringen i Danske Bank er at sikre en effektiv kapitalanvendelse set i forhold til såvel den strategiske og forretningsmæssige udvikling som koncernens risikoprofil.

Danske Banks kapitalstyring vil fremover ske efter følgende overordnede målsætninger:

- Kernekapitalprocent (inklusive hybridkapital) i niveauet 7,0 pct.
- Pay out ratio ca. 50 pct.

I forhold til 2002 er målsætningen for kernekapitalprocenten ændret fra 6,5 pct. til nu at udgøre i niveauet 7,0 pct., hvor hybridkapital forventes at indgå med ca. 0,5 procentpoint. Målsætningen for udbytteprocenten er ændret fra tidligere ca. 40 pct. til nu at udgøre ca. 50 pct.

Lovgrundlaget, der har muliggjort anvendelse af hybridkapital, blev gennemført i 2003. Danske Bank forventer at udstede hybridkapital i første halvår 2004, når de forventede skatteregler er indført.

Hybridkapital hæfter før supplerende kapital og indgår i kernekapitalen.

Adgangen til at medregne hybridkapital i kernekapitalen muliggør en optimering af koncernens kapitalgrundlag og hermed egenkapitalens forrentning. Samtidig bliver det blandt andet muligt at foretage en afdækning af udenlandske enheders solvensmæssige valutarisici inden for kernekapitalprocenten. Denne risiko har hidtil alene været afdækket igennem supplerende kapital. Ultimo 2003 udgør risikovægtede aktiver i fremmed valuta 41 pct. af de samlede risikovægtede aktiver i Danske Bank koncernen.



SAMLET UDLODNING (Mio. kr.)	2003	2002	2001	2000	I alt
Udbytte	4.661	3.477	3.477	3.382	14.997
Aktietilbagekøb	5.000	3.000	-	4.999	12.999
I alt	9.661	6.477	3.477	8.381	27.996
Årets resultat efter skat	9.286	8.242	8.713	6.304	32.545
I alt i pct. af årets resultat	104%	79%	40%	133%	86%

Optagelsen af hybridkapital planlægges at erstatte traditionel supplerende kapital og vil således ikke øge den samlede ansvarlige kapital.

VALUTARISK SAMMENSÆTNING AF SUPPLERENDE KAPITAL (Mio. kr.)	Ultimo 2003	Ultimo 2002
DKK	75	175
USD	8.341	13.456
GBP	5.819	3.990
NOK	2.007	-
EUR	16.750	12.992
JPY	557	597
I alt	33.549	31.210

Allokering og udlodning

Et andet væsentligt element i kapitalstyringen er en målsætning om, at hvert af de enkelte forretningsområder skal præstere et afkast, der mindst modsvarer koncernens egenkapitalomkostning, samt at kapital i videst muligt omfang allokeres til områder med det bedste afkast set i forhold til risikoprofilen.

Under hensyntagen til koncernens overordnede ønske om en forsigtig risikoprofil udloddes overskydende kapital til aktionærerne gennem udbytte eller aktietilbagekøb.

På denne baggrund har Danske Bank i 2003 igennem udbytte og tilbagekøb af aktier udloddet 9.661 mio. kr., hvilket blandt andet skal ses i sammenhæng med den gode indtjening samt, at risikoprofilen aktuelt vurderes som tilfredsstillende.



DANSKE BANK KONCERNENS RATINGS	Moody's	Standard & Poor's	FITCH Ratings
Kortfristet	P-1	A-1+	F1+
Langfristet	Aa2	AA-	AA-
Realkredit Danmark obligationer	Aaa	AAA	-
Danica Pension (Insurer Financial Strength)	-	AA-	-

Rating

Danske Banks risikoprofil vurderes løbende af internationale ratingbureauer. Danske Bank koncernen bevarede sine eksterne ratings i 2003. Realkredit Danmarks obligationer blev tildelt en AAA-rating af det internationale ratingbureau Standard & Poor's, som også opgraderede ratingen af Danica Pension til AA-. Dette skal blandt andet ses i sammenhæng med, at koncernen i 2003 formåede at fastholde sit indtjeningsniveau og sit lave niveau for tab og hensættelser trods det fortsat lave renteniveau og svage økonomiske udvikling.

Danske Bank koncernens eksterne ratings har blandt andet betydning for koncernens fundingomkostninger. Gode ratings betyder, at koncernen har bedre muligheder for at fremskaffe såvel kapital som likviditet på kapitalmarkedet, og at omkostningen herved er mindre.

Danske Bank koncernens ratings er begrundet i en række konkrete forhold, som ratingbureauerne har lagt vægt på i deres løbende analyser. Særligt vigtige faktorer er koncernens kreditkvalitet og det deraf følgende lave niveau for tab og hensættelser. Også den stærke markedsposition, indtjeningsniveauet og omkostningseffektiviteten tillægges vægt. Endelig er koncernens kapitalgrundlag naturligvis af væsentlig betydning ved tildelingen af ratings.

Ledelsespåtegning

Bestyrelsen og direktionen har i dag behandlet og godkendt årsrapporten for Danske Bank A/S for regnskabsåret 2003.

Årsrapporten er aflagt i overensstemmelse med lovgivningen og de krav, som Københavns Fondsbørs stiller til regnskabsaflæggelse for børsnoterede selskaber.

Det er vor opfattelse, at årsrapporten giver et retvisende billede af koncernens og bankens aktiver, passiver, egenkapital, finansielle stilling, resultat og pengestrømme.

Årsrapporten indstilles til generalforsamlingens godkendelse.

København, den 5. februar 2004

DIREKTIONEN

Peter Straarup ordførende	Jakob Brogaard viceordførende

BESTYRELSEN

Alf Duch-Pedersen formand	Jørgen Nue Møller næstformand	Eivind Kolding næstformand
Poul Christiansen	Henning Christophersen	Hans Hansen
Niels Eilschou Holm	Peter Højland	Niels Chr. Nielsen
Sten Scheibye	Majken Schultz	Claus Vastrup
Birgit Aagaard-Svendsen	Tove Abildgaard	Helle Brøndum
Bolette Holmgaard	Peter Michaelsen	Pia Bo Pedersen
Verner Usbeck	Solveig Ørteby	

Revisionspåtegninger

Intern revision

Vi har revideret den af ledelsen aflagte årsrapport for Danske Bank A/S for regnskabsåret 1. januar - 31. december 2003.

Den udførte revision

Vi har udført vor revision i overensstemmelse med Finanstilsynets bekendtgørelse om revisionens gennemførelse i finansielle virksomheder og finansielle koncerner, og i overensstemmelse med danske revisionsstandarder. Disse standarder kræver, at vi tilrettelægger og udfører revisionen med henblik på at opnå høj grad af sikkerhed for, at årsrapportens regnskabsmæssige oplysninger ikke indeholder væsentlig fejlinformation. Endvidere er revisionen udført i overensstemmelse med den arbejdsdeling, der er aftalt med ekstern revision, og hvorefter ekstern revision i videst muligt omfang baserer sit arbejde på det af intern revision udførte arbejde.

Revisionen er planlagt og udført således, at vi i løbet af året har vurderet de forretningsgange og interne kontrolprocedurer, herunder de af ledelsen tilrettelagte risikostyringsprocesser, der er rettet mod koncernens og bankens væsentligste forretningsmæssige risici. I forbindelse med udarbejdelsen af årsrapporten har revisionen omfattet en stikprøvevis undersøgelse af information, der understøtter de regnskabsmæssige oplysninger, som præsenteres i årsrapporten. Revisionen har endvidere omfattet stillingtagen til den af ledelsen anvendte regnskabspraksis og til de væsentlige regnskabsmæssige skøn, som ledelsen har udøvet. Det er vor opfattelse, at den udførte revision giver et tilstrækkeligt grundlag for vor konklusion.

Revisionen har ikke givet anledning til forbehold.

Konklusion

Det er vor opfattelse, at årsrapporten giver et retvisende billede af koncernens og bankens aktiver, passiver og finansielle stilling pr. 31. december 2003, samt af resultatet af koncernens og bankens aktiviteter og af koncernens pengestrømme for regnskabsåret 1. januar - 31. december 2003 i overensstemmelse med dansk lovgivnings krav til regnskabsaflæggelsen.

København, den 5. februar 2004

Jens Peter Thomassen Revisionschef	Erik Fosgrau Vicerevisionschef

Ekstern Revision

Til aktionærerne i Danske Bank A/S

Vi har revideret den af ledelsen aflagte årsrapport for Danske Bank A/S for regnskabsåret 1. januar - 31. december 2003.

Den udførte revision

Vi har udført vor revision i overensstemmelse med danske revisionsstandarder. Disse standarder kræver, at vi tilrettelægger og udfører revisionen med henblik på at opnå en høj grad af sikkerhed for, at årsrapportens regnskabsmæssige oplysninger ikke indeholder væsentlig fejlinformation. Revisionen har omfattet stikprøvevis undersøgelse af information, der understøtter de i årsrapporten anførte beløb og øvrige oplysninger af regnskabsmæssig karakter. Revisionen har endvidere omfattet stillingtagen til den af ledelsen anvendte regnskabspraksis og til de væsentlige regnskabsmæssige skøn, som ledelsen har udøvet samt vurdering af den samlede præsentation af de regnskabsmæssige oplysninger i årsrapporten. Det er vor opfattelse, at den udførte revision giver et tilstrækkeligt grundlag for vor konklusion.

Revisionen har ikke givet anledning til forbehold.

Konklusion

Det er vor opfattelse, at årsrapporten giver et retvisende billede af koncernens og bankens aktiver, passiver og finansielle stilling pr. 31. december 2003, samt af resultatet af koncernens og bankens aktiviteter og af koncernens pengestrømme for regnskabsåret 1. januar - 31. december 2003 i overensstemmelse med dansk lovgivnings krav til regnskabsaflæggelsen.

København, den 5. februar 2004

Grant Thornton Statsautoriseret Revisionsaktieselskab		KPMG C.Jespersen Statsautoriseret Revisionsinteressentskab	
Svend Ørjan Jensen	Erik Stener Jørgensen	Arne Sivertsen	Birger Kjerri Hansen
statsautoriserede revisorer		statsautoriserede revisorer	

KONCERNENS REGNSKAB

Anvendt regnskabspraksis

Generelt

Årsrapporten er udarbejdet i overensstemmelse med lov om banker og sparekasser, bekendtgørelse om pengeinstitutters regnskabsaflæggelse samt Københavns Fondsbørs A/S's regler for udstedere af børsnoterede værdipapirer, herunder danske regnskabsvejledninger, i det omfang lovgivningen ikke fastlægger en anden praksis.

Den anvendte regnskabspraksis er, bortset fra nedenstående, uændret i forhold til sidste år. Ændringerne er gennemført for at tilpasse regnskabspraksis til de ændringer, der er gennemført i bekendtgørelse om pengeinstitutters regnskabsaflæggelse.

Unoterede værdipapirer

Unoterede værdipapirer optages til skønnet dagsværdi. Efter den hidtidige regnskabspraksis blev unoterede værdipapirer optaget til købsprisen eller dagsværdi, hvis denne blev vurderet lavere. Øvrige betydende kapitalandele blev værdiansat efter indre værdis metode. Ændringen medfører en forøgelse af aktiver og egenkapital pr. 1. januar 2003 på 250 mio. kr. Da den beløbsmæssige effekt ikke er væsentlig, er sammenligningstallene ikke tilpasset, og værdireguleringen er indregnet direkte på egenkapitalen pr. 1. januar 2003. Resultat før skat er i 2003 påvirket med 72 mio. kr.

Som følge af lovændring er øvrige betydende kapitalandele reklassificeret fra "Kapitalinteresser i associerede virksomheder" til "Aktier m.v." med 39 mio. kr. pr. 31. december 2003.

Immaterielle aktiver

Med virkning for erhvervelser efter 1. januar 2003 optages immaterielle aktiver til anskaffelsesværdi og afskrives over den forventede brugstid, dog maksimalt 20 år. Hidtil er immaterielle aktiver, bortset fra erhvervet goodwill, udgiftsført i anskaffelsesåret. Resultat før skat er i 2003 påvirket med 64 mio. kr.

Indretning af lejede lokaler

Indretning af lejede lokaler foretaget efter 1. januar 2003 aktiveres under materielle aktiver og afskrives over den forventede brugstid. Efter den hidtidige regnskabspraksis blev indretning af lejede lokaler udgiftsført i anskaffelsesåret. Resultat før skat er i 2003 påvirket med 36 mio. kr.

Virkning af praksisændringerne

Den samlede virkning af praksisændringerne udgør en forøgelse af resultat før skat i 2003 med 172 mio. kr. Årets skat af praksisændringerne udgør 50 mio. kr., hvorefter årets resultat efter skat er forøget med 122 mio. kr. Balancesummen og egenkapitalen er forøget med 372 mio. kr. pr. 31. december 2003, hvoraf 301 mio. kr. vedrører unoterede værdipapirer.

Konsolideringsprincipper

Koncernregnskabet omfatter Danske Bank og de virksomheder, i hvilke koncernen besidder over halvdelen af stemmerettighederne, bortset fra forsikringsvirksomheder, som i henhold til lovgivningen ikke skal konsolideres. Virksomheder, som er erhvervet som led i medvirken ved omstrukturering, konsolideres ikke.

Koncernregnskabet udarbejdes ved sammenlægning af regnskabsposter med ensartet indhold og med eliminering af interne indtægts- og udgiftsposter, interne aktiebesiddelser og mellemværender. De regnskaber, der anvendes ved konsolideringen, udarbejdes i overensstemmelse med koncernens regnskabspraksis.

Forsikringskoncernens regnskaber udarbejdes efter reglerne i Lov om Forsikringsvirksomhed og bekendtgørelse om forsikringsselskabers og pensionskassers koncernregnskab. Aktiver og passiver værdiansættes til dagsværdi. Forsikringskoncernens resultat indregnes i koncernregnskabet med "Resultat før skat" i posten "Resultat af kapitalandele i associerede og tilknyttede virksomheder", mens årets skat indregnes under posten "Skat".

Koncernens overskudspolitik i livsforsikringsselskaberne er fastlagt i overensstemmelse med Finanstilsynets retningslinier.

Resultatet i Danica Pension, der er moderselskab i livkoncernen, er opgjort i henhold til overskudspolitikken på grundlag af investeringsafkastet på en udskilt pulje

af investeringsaktiver svarende til egenkapitalens størrelse samt et tillæg bestemt af de forsikringsmæssige hensættelser tillagt en andel af risiko- og omkostningsresultatet.

Såfremt det realiserede afkast i en given periode ikke kan rumme risikotillægget, indtægtsføres dette i henhold til kontributionsprincippet først i senere perioder, såfremt afkastet tillader det.

Nyerhvervede virksomheder indregnes fra anskaffelsestidspunktet. Ved køb af nye virksomheder opgøres den regnskabsmæssige indre værdi på anskaffelsestidspunktet efter koncernens regnskabspraksis. Overstiger anskaffelsesprisen den således opgjorte regnskabsmæssige indre værdi, aktiveres det resterende positive forskelsbeløb (koncerngoodwill) og amortiseres over den forventede brugstid, dog maksimalt 20 år.

Ved afhændelse af dattervirksomheder indregnes virksomhedens resultat i resultatopgørelsen frem til afståelsestidspunktet. Eventuel fortjeneste eller tab ved salg opgøres som forskellen mellem salgssummen og den regnskabsmæssige indre værdi på salgstidspunktet tillagt en eventuel uamortiseret goodwill eller et eventuelt goodwillbeløb tidligere fratrukket direkte i egenkapitalen i købsåret. Den således opgjorte fortjeneste eller det opgjorte tab medtages i resultatopgørelsen under "Andre ordinære indtægter" henholdsvis "Andre ordinære udgifter".

Omregning af fremmed valuta

Aktiver og passiver i fremmed valuta optages til de ultimo året af Danmarks Nationalbank offentliggjorte valutakurser. For valutaer, hvor Nationalbanken ikke offentliggør kurser, anvendes skønnede kurser.

Indtægter og udgifter i fremmed valuta omregnes efter de på bogføringstidspunktet gældende kurser. For bankens udenlandske filialer og dattervirksomheder omregnes resultatopgørelsens poster ved anvendelse af gennemsnitlige valutakurser, og balanceposter omregnes til ultimokurser. Kursforskelle føres i resultatopgørelsen under "Kursreguleringer".

Indtægtskriterier

Indtægter og udgifter periodiseres over transaktionernes levetid og medtages i resultatopgørelsen med de beløb, der vedrører regnskabsperioden. Gebyrer indtægtsføres som udgangspunkt på erhvervelsestidspunktet.

Der foretages ikke indtægtsføring af renter af nødlidende engagementer, hvor renten anses for uerholdelig.

Udlån, garantidebitorer og tilgodehavender hos kreditinstitutter og centralbanker

Udestående fordringer optages til aktuel restgæld med fradrag for hensættelser til imødegåelse af tab. Udestående fordringer, herunder realkreditudlån, leasingaktiver og finansielle instrumenter, bliver løbende underkastet en kritisk vurdering for at afdække eventuelle risici for tab. De således opgjorte tab – også i relation til betalingsproblemer i lande, der er gældstyngede og politisk ustabile – udgiftsføres i resultatopgørelsen under "Tab og hensættelser på debitorer", enten som direkte konstaterede tab eller som hensættelser til imødegåelse af tab. Hensatte beløb fjernes fra hensættelseskontoen og anvendes til afskrivning, når tabet anses for konstateret.

Fastforrentede, uopsigelige udlån og tilgodehavender optages til aktuel restgæld eller til skønnet dagsværdi på opgørelsestidspunktet, hvis denne vurderes at være lavere end restgælden. Visse udlån, hvorpå renterisikoen er afdækket med tilsvarende fastforrentede passiver eller med afledte finansielle instrumenter, kursreguleres dog ikke.

Kursregulering af fastforrentede udlån og tilgodehavender medtages i resultatopgørelsen under "Kursreguleringer".

Realkreditudlån opføres i balancen under "Udlån" til nominel værdi, det vil sige inklusive amortisationskonto for kontantlån. Indekslån opføres til indeks ultimo året. Andre udlån (reservefondspantebreve mv.) optages til anskaffelseskurs eller en vurderet lavere værdi.

Repo- og reverseforretninger
I forbindelse med repoforretninger, dvs. salg af værdipapirer, hvor der samtidig træffes aftale om tilbagekøb på et senere tidspunkt, forbliver værdipapirerne i balancen og forrentes og kursreguleres. De modtagne beløb indregnes under "Indlån" og specificeres i noterne. Værdipapirer, der er købt med samtidig aftale om tilbagesalg på et senere tidspunkt, dvs. reverseforretninger, optages som udlån med sikkerhed i de pågældende værdipapirer og specificeres i noterne.

Leasingaktiver
Leasingaktiver opføres i balancen under "Udlån" og værdiansættes til anskaffelsespriser med fradrag af afskrivninger. Afskrivninger beregnes efter et annuitetsprincip og under hensyn til de enkelte aktivers økonomiske levetid, således at anskaffelsesprisen med fradrag af en eventuel skønnet restværdi afskrives over leasingperioden. Ejendomsleasingkontrakter værdiansættes herudover ud fra aktuelle værdier på de udleasede ejendomme.

De løbende indtægter af leasingaktiver (leasingydelse med fradrag af afskrivninger) føres under "Renteindtægter". Fortjeneste eller tab ved salg af leasingaktiver ved kontraktudløb føres under "Andre ordinære indtægter". Værdireguleringer på ejendomsleasingkontrakter føres under "Kursreguleringer".

Værdipapirer (omsætningsaktiver)
Noterede værdipapirer, herunder koncernens beholdning af egne obligationer og aktier, optages til dagsværdien ultimo året.

Unoterede værdipapirer optages til skønnet dagsværdi.

De beregnede kursreguleringer føres i resultatopgørelsen under "Kursreguleringer" og specificeres i noterne.

Kapitalandele i associerede virksomheder
Kapitalandele i associerede virksomheder består af aktier og andre andele af egenkapitalen i virksomheder, hvor koncernen besidder mindst 20 pct. og højst 50 pct. af stemmerettighederne i virksomheden og samtidig udøver en betydelig indflydelse på virksomhedens driftsmæssige og finansielle ledelse.

Kapitalandele i associerede virksomheder værdiansættes efter indre værdis metode. Den forholdsmæssige andel af de enkelte virksomheders resultat efter skat føres i posten "Resultat af kapitalandele i associerede og tilknyttede virksomheder". Enkelte besiddelser er dog ud fra en forsigtig vurdering ansat til en lavere værdi end den regnskabsmæssige indre værdi.

Kapitalandele i tilknyttede virksomheder
Kapitalandele i tilknyttede virksomheder består af aktier eller andre dele af egenkapitalen i virksomheder, hvori koncernen besidder mere end 50 pct. af stemmerettighederne.

Kapitalandele i tilknyttede virksomheder er værdiansat efter indre værdis metode. Den forholdsmæssige andel af de enkelte virksomheders resultat før skat føres i posten "Resultat af kapitalandele i associerede og tilknyttede virksomheder". Andelen af virksomhedernes skat resultatføres under "Skat".

Immaterielle aktiver
Erhvervede immaterielle aktiver optages til anskaffelsesværdi med fradrag af foretagne af- og nedskrivninger. Afskrivninger foretages lineært baseret på den forventede brugstid, dog maksimalt 20 år. Immaterielle aktiver erhvervet før 1. januar 2003, for goodwill dog før 1. januar 2002, er nedskrevet i anskaffelsesåret.

Internt oparbejdede immaterielle aktiver, herunder egenudviklet software, udgiftsføres i anskaffelsesåret.

Materielle aktiver
Ejendomme værdiansættes til anskaffelsesværdi med tillæg af eventuelle forbedringsudgifter og med fradrag af foretagne af- og nedskrivninger. Ejendomme, hvis værdi i handel og vandel ud fra en forsigtig vurdering var væsentligt højere end anskaffelsesprisen og af varig karakter, blev før 1994 opskrevet til denne højere værdi, dog ikke over den offentlige vurdering. Opskrivningsbelø-

bet er henlagt til opskrivningshenlæggelser under egenkapitalen.

Ejendomme, der er overtaget i forbindelse med afvikling af et engagement, og andre ejendomme, hvis værdi i handel og vandel må antages at være varigt lavere end anskaffelsesprisen, nedskrives til denne lavere værdi.

Afskrivninger foretages lineært, baseret på ejendommenes forventede scrapværdi og den forventede brugstid på 20-50 år. Beboelsesejendomme samt fredede ejendomme afskrives dog over 75 år. Ejendomme, som er undergivet hjemfaldspligt, afskrives efter en progressiv skala.

Indretning af lejede lokaler foretaget efter 1. januar 2003 aktiveres under materielle aktiver og afskrives lineært over lejekontraktens løbetid, dog maksimalt 10 år.

Driftsmidler optages i balancen til anskaffelsessummen med fradrag af lineære afskrivninger. Afskrivningerne baseres på aktivernes forventede brugstid, der ikke overstiger 3 år.

Egne kapitalandele

Egne kapitalandele optages til dagsværdien ultimo året. De beregnede kursreguleringer indregnes i resultatopgørelsen under "Kursreguleringer".

Under egenkapitalen reserveres et beløb svarende til dagsværdien under "Reserve for egne kapitalandele".

Egne kapitalandele, erhvervet med henblik på nedsættelse af aktiekapitalen, opføres uden værdi. Anskaffelsessummen fratrækkes direkte i egenkapitalen.

Afledte finansielle instrumenter

Afledte finansielle instrumenter optages til dagsværdi. Den positive eller negative dagsværdi indregnes brutto under henholdsvis "Andre aktiver" og "Andre passiver" uden hensyntagen til indgåede nettingaftaler.

Afledte finansielle instrumenter, der er indgået til dækning af renterisikoen på fastforrentede aktiver eller fastforrentede passiver, optages ikke i balancen, men specificeres i noterne.

Renter i forbindelse med rente- og valutaswaps samt terminspræmier af fonds- og valutaterminsforretninger føres under "Renteindtægter", og beregnede ændringer i dagsværdien føres i resultatopgørelsen under "Kursreguleringer" samt specificeres i noterne.

Skat

Banken er sambeskattet med hovedparten af de danske dattervirksomheder, der har været 100 pct. ejede i hele året.

Den beregnede danske skat af årets indkomst fordeles mellem de sambeskattede danske virksomheder efter fuld fordelingsmetode. Den beregnede skat af årets indkomst i ind- og udland resultatføres under posten "Skat".

Den indenlandske selskabsskat for de sambeskattede virksomheder betales i henhold til acontoskatteordningen.

Udstedte obligationer

Udstedte obligationer opføres i balancen til nominel værdi. En eventuel større over- eller underkurs på udstedelsestidspunktet periodiseres over obligationens løbetid.

Udstedte realkreditobligationer opføres i balancen til nominel værdi.

Udstedte indeksobligationer opføres til indeks ultimo året.

Udskudt skat

Udskudt skat som følge af tidsmæssige forskydninger i regnskabsmæssig henholdsvis skattemæssig indtægts-/udgiftsførsel optages i balancen under posten "Hensættelser til forpligtelser" eller "Andre aktiver". Den udskudte skat omfatter såvel danske som udenlandske skatter, opgjort på grundlag af gældende skattesatser. Årets ændringer i udskudt skat udgifts-/indtægtsføres i resultatopgørelsen.

Pensionsforpligtelser
Koncernens pensionsforpligtelser består hovedsageligt af bidragsbaserede pensionsordninger, hvor der sker indbetaling til forsikringsselskaber mv. Sådanne indbetalinger udgiftsføres løbende. Visse pensionsforpligtelser er ydelsesbaserede pensionsordninger, der hensættes på grundlag af en aktuarmæssig opgørelse opgjort ud fra lokale tilsynsmyndigheders regler.

Udbytte
Ledelsens forslag til udbytte for regnskabsåret hensættes i balancen under posten "Andre passiver".

Aktiebaseret incitamentsprogram
Koncernens aktiebaserede incitamentsprogram består af aktieoptioner, betingede aktier og medarbejderaktier. Såfremt markedskursen overstiger tildelingskursen, udgiftsføres forskellen på tildelingstidspunktet som en lønomkostning. Efterfølgende regulering af koncernens forpligtelser foretages under "Kursreguleringer" i beholdningsindtjeningen. Koncernens forpligtelser indregnes under "Andre passiver".

Koncernens forpligtelser er sikret ved beholdning af egne kapitalandele, der værdiansættes til dagsværdi. Kursregulering af egne kapitalandele indregnes ligeledes i beholdningsindtjeningen.

Ikke-balanceførte poster
Posten omfatter afgivne garantier og indeståelser, uigenkaldelige tilsagn om at yde kredit og lignende forpligtelser, der ikke indregnes i balancen. Garantier og andre forpligtelser optages til den fulde pålydende værdi reduceret med hensættelser til imødegåelse af tab. Hensættelser til imødegåelse af tab indregnes under "Tab og hensættelser på debitorer" i resultatopgørelsen samt under "Andre passiver" i balancen.

Pengestrømsopgørelsen
Pengestrømsopgørelsen viser pengestrømme for året samt likvider ved årets begyndelse og slutning. Pengestrømsopgørelsen præsenteres efter den indirekte metode med udgangspunkt i årets resultat. I pengestrømmene er inkluderet årets kursreguleringer på fonds og valuta.

Pengestrømme fra drift opgøres som årets resultat reguleret for ikke-kontante driftsposter samt ændring i driftskapital.

Pengestrømme fra investeringsaktivitet omfatter køb og salg af anlægsaktiver, virksomheder samt værdipapirer mv. Pengestrømme fra finansieringsaktivitet omfatter udlodninger samt bevægelser i egenkapital og efterstillede kapitalindskud.

Likvider omfatter likvide beholdninger samt let realisable værdipapirer korrigeret for obligationer, anvendt og modtaget i repoforretninger.

Principper for handel mellem koncernens virksomheder
Danske Bank koncernen består af en række selvstændige, juridiske virksomheder. Ved samhandel mellem koncernens virksomheder, eller når en virksomhed udfører arbejde for en anden virksomhed, sker afregning på markedsbaserede vilkår eller på omkostningsdækkende basis. Handel foretages efter kontraktlig aftale mellem virksomhederne, medmindre transaktionerne er ubetydelige.

Segmentregnskaber
Oplysninger gives på koncernens primære segmenter, som er de forretningsområder, den interne økonomistyring og organisation er tilrettelagt efter. Segmentoplysningerne følger koncernens regnskabspraksis og omfatter koncernens basisindtjening før hensættelser, risikovægtede poster og allokerede kapital.

Interne transaktioner mellem områderne afregnes på markedsprisniveau. Centralt afholdte omkostninger, herunder omkostninger i stabs-, administrations- og back-office funktioner, fordeles til forretningsområderne med udgangspunkt i markedspriser, hvis sådanne findes.

Øvrige omkostninger, herunder fællesomkostninger, fordeles på baggrund af en vurdering af den forholdsmæssige andel af koncernens faktiske aktivitetsniveau.

I det enkelte forretningsområde indgår en egenkapitalandel, svarende til 6,5 pct. af forretningsområdets gennemsnitlige risikovægtede poster, opgjort efter Finanstilsynets forskrifter. Der gælder særlige kapitaldækningsregler for forsikringsselskaber. I konsekvens heraf opgøres den egenkapital, der allokeres til forsikringsaktiviteterne, til lovgivningens minimumskrav om solvensmargen. Forretningsområderne tildeles en beregnet indtægt svarende til et passivt afkast af den allokerede kapital. Indtægten fastlægges med udgangspunkt i den korte pengemarkedsrente.

Styringen af koncernens egenbeholdninger er et selvstændigt segment, der opgøres efter ovennævnte principper. Resultatet heraf – beholdningsindtjeningen – indgår ikke ved opgørelse af basisindtjeningen. I perioder med lave afkast reduceres beholdningsindtjeningen med de risikotillæg i Danica Pension, der i henhold til kontributionsprincippet først indtægtsføres i senere perioder, når afkastet tillader det.

Sekundært segmenteres koncernens bruttoindtægter, basisindtjening før hensættelser, aktiver i alt og antal personale på geografiske segmenter. Den geografiske opdeling foretages på grundlag af bogføringsstedet for de enkelte transaktioner i overensstemmelse med regnskabslovgivningens krav herom. Den sekundære segmentering baseres ikke på principperne om allokeret kapital.

Sammenligning med de danske regnskabsvejledninger

Årsrapporten er udarbejdet i overensstemmelse med de danske regnskabsvejledninger bortset fra nedenstående forhold, hvor regnskabsbekendtgørelsen for pengeinstitutter fastsætter en anden praksis:

Forsikringsdattervirksomheder konsolideres ikke i koncernregnskabet i henhold til lovgivningen. Regnskabsvejledningerne foreskriver, at koncernregnskabet omfatter moderselskabet og alle dattervirksomheder.

Ledelsens forslag til udbytte for regnskabsåret indregnes i regnskabet. Regnskabsvejledningerne foreskriver, at indregning først sker på tidspunktet for generalforsamlingens vedtagelse.

Implementering af de internationale regnskabsstandarder

Koncernen forventer med virkning fra kvartalsrapporten for første kvartal 2005 at aflægge regnskab efter de internationale regnskabsstandarder, IFRS.

Der foreligger endnu ikke endeligt godkendte regnskabsstandarder for forsikring eller finansielle instrumenter. Den nødvendige udvikling er igangsat på øvrige områder, der bliver påvirket af IFRS, samt på væsentlige dele af finansielle instrumenter bortset fra nedskrivning på udlån.

Den beløbsmæssige effekt af førstegangsimplementeringen forventes at blive offentliggjort i årsrapporten for 2004 for de regnskabsstandarder, som vil være gældende 1. januar 2005.

Resultatopgørelse for Danske Bank koncernen

Note	(Mio. kr.)	2003	2002
2	Renteindtægter	67.228	70.357
3	Renteudgifter	46.963	51.334
	Netto renteindtægter	20.265	19.023
	Udbytte af kapitalandele	235	227
4	Gebyrer og provisionsindtægter	7.514	7.390
	Afgivne gebyrer og provisionsudgifter	1.462	1.335
	Netto rente- og gebyrindtægter	26.552	25.305
5	Kursreguleringer	-713	675
6	Andre ordinære indtægter	1.237	1.230
7-9	Udgifter til personale og administration	14.451	15.009
10,19	Af- og nedskrivninger på immaterielle og materielle aktiver	489	591
	Andre ordinære udgifter	24	34
	Tab og hensættelser på debitorer	1.662	1.420
11	Resultat af kapitalandele i associerede og tilknyttede virksomheder	2.586	1.008
	Resultat før skat	13.036	11.164
12	Skat	3.750	2.922
	Årets resultat	9.286	8.242
	Heraf minoritetsaktionærernes andel	-	-

Balance for Danske Bank koncernen

Note	(Mio. kr.)	2003	2002
	AKTIVER		
	Kassebeholdning og anfordringstilgodehavender hos centralbanker	9.949	17.565
13,29-30	Tilgodehavender hos kreditinstitutter og centralbanker	166.117	199.620
14,29-30	Udlån	1.020.618	948.346
16,30-31	Obligationer	481.883	422.680
17,18	Aktier m.v.	11.580	9.572
18	Kapitalandele i associerede virksomheder	1.423	1.673
18	Kapitalandele i tilknyttede virksomheder	13.307	11.604
19	Immaterielle aktiver	64	-
20	Materielle aktiver	5.884	6.269
21	Egne kapitalandele	986	732
22	Andre aktiver	112.973	132.510
	Periodeafgrænsningsposter	1.350	982
	Aktiver i alt	1.826.134	1.751.553
	PASSIVER		
23,29-30	Gæld til kreditinstitutter og centralbanker	299.880	319.573
24,29-31	Indlån	483.884	427.940
25,30-31	Udstedte obligationer	765.347	699.745
26	Andre passiver	181.313	210.609
	Periodeafgrænsningsposter	595	624
27	Hensættelser til forpligtelser	1.106	1.524
28,31	Efterstillede kapitalindskud	33.549	31.210
	Minoritetsinteresser	9	9
	Egenkapital		
	Aktiekapital	7.117	7.320
	Reserve for egne kapitalandele	986	732
	Opskrivningshenlæggelser	37	38
	Overført fra tidligere år	47.428	47.367
	Overført af årets resultat	4.883	4.862
	Egenkapital i alt	60.451	60.319
	Passiver i alt	1.826.134	1.751.553
	IKKE-BALANCEFØRTE POSTER		
32	Garantier m.v.	79.965	85.357
33	Andre forpligtelser	106.026	95.768
	Ikke-balanceførte poster i alt	185.991	181.125

Resultatopgørelse for Danske Bank

Note	(Mio. kr.)	2003	2002
2	Renteindtægter	33.948	37.343
3	Renteudgifter	19.716	23.843
	Netto renteindtægter	14.232	13.500
	Udbytte af kapitalandele	218	196
4	Gebyrer og provisionsindtægter	6.691	6.351
	Afgivne gebyrer og provisionsudgifter	1.214	1.053
	Netto rente- og gebyrindtægter	19.927	18.994
5	Kursreguleringer	-439	165
6	Andre ordinære indtægter	909	871
7-9	Udgifter til personale og administration	11.420	11.547
10,19	Af- og nedskrivninger på immaterielle og materielle aktiver	439	508
	Andre ordinære udgifter	10	27
	Tab og hensættelser på debitorer	1.430	1.312
11	Resultat af kapitalandele i associerede og tilknyttede virksomheder	5.938	4.528
	Resultat før skat	13.036	11.164
12	Skat	3.750	2.922
	Årets resultat	9.286	8.242

FORSLAG TIL OVERSKUDSFORDELING		
Årets resultat	9.286	8.242
Overførsler fra tidligere år	-	-
Til disposition i alt	9.286	8.242
Anvendt til udbytte	4.661	3.477
Henlagt til reserve efter indre værdis metode	3.852	-
Henlagt til egenkapital	773	4.765
Anvendt i alt	9.286	8.242

Balance for Danske Bank

Note	(Mio. kr.)	2003	2002
	AKTIVER		
	Kassebeholdning og anfordringstilgodehavender hos centralbanker	9.407	11.380
13.29-30	Tilgodehavender hos kreditinstitutter og centralbanker	210.737	249.655
14.29-31	Udlån	442.428	404.387
16.30-31	Obligationer	350.499	288.455
17.18	Aktier m.v.	11.159	9.257
18	Kapitalandele i associerede virksomheder	1.036	1.273
18	Kapitalandele i tilknyttede virksomheder	47.623	44.533
19	Immaterielle aktiver	64	-
20	Materielle aktiver	4.616	4.879
21	Egne kapitalandele	986	732
22	Andre aktiver	107.650	124.312
	Periodeafgrænsningsposter	1.301	879
	Aktiver i alt	1.187.506	1.139.742

Note	(Mio. kr.)	2003	2002
	PASSIVER		
23.29-30	Gæld til kreditinstitutter og centralbanker	318.215	336.137
24.29-31	Indlån	454.600	394.712
25.30-31	Udstedte obligationer	157.401	125.437
26	Andre passiver	163.172	191.745
	Periodeafgrænsningsposter	505	532
27	Hensættelser til forpligtelser	209	358
28.31	Efterstillede kapitalindskud	32.953	30.502
	Egenkapital		
	Aktiekapital	7.117	7.320
	Reserve efter indre værdis metode	3.852	-
	Reserve for egne kapitalandele	986	732
	Opskrivningshenlæggelser	37	38
	Overført fra tidligere år	47.428	47.367
	Overført af årets resultat	1.031	4.862
	Egenkapital i alt	60.451	60.319
	Passiver i alt	1.187.506	1.139.742

Note	(Mio. kr.)	2003	2002
	IKKE-BALANCEFØRTE POSTER		
32	Garantier m.v.	179.846	195.361
33	Andre forpligtelser	98.450	88.044
	Ikke-balanceførte poster i alt	278.296	283.405

KAPITALBEVÆGELSER I DANSKE BANK I 2003 (Mio. kr.)	Primo	Kapital-nedskrivning	Anden tilgang	Anden afgang	Ultimo
Aktiekapital	7.320	-203	-	-	7.117
Reserve efter indre værdis metode	-	-	3.852	-	3.852
Reserve for egne kapitalandele	732	-	254	-	986
Opskrivningshenlæggelser	38	-	-	-1	37
Overført resultat	52.229	203	1.027	-5.000	48.459
Egenkapital i alt	60.319	-	5.133	-5.001	60.451

Aktiekapitalen består af 711.675.849 stk. aktier à 10 kr. eller i alt 7.117 mio. kr. Banken har kun én aktieklasse, idet alle aktier besidder samme rettigheder. Det gennemsnitlige antal udestående aktier udgjorde 696.374.857 stk. i 2003. Ultimo 2003 udgjorde antallet af udestående aktier 672.265.752 stk.

UDVIKLING I EGENKAPITAL OG MINORITETSINTERESSER (Mio. kr.)	2003	2002
Egenkapital, primo	60.319	57.091
Engangskorrektion vedr. forsikringsaktiviteter	-	1.369
Ændring af regnskabspraksis	250	-
Nedskrivning af egne kapitalandele	-5.000	-3.000
Tilbageført opskrivningshenlæggelse ved salg	-1	-12
Årets resultat	9.286	8.242
Udloddet udbytte	-4.661	-3.477
Udbytte egne kapitalandele	258	97
Andet	-	9
Egenkapital, ultimo	60.451	60.319
Minoritetsinteresser, primo	9	10
Valutakursregulering	-	-1
Indløsning af minoritetsinteresser	-	-
Minoritetsinteresser, ultimo	9	9

ANSVARLIG KAPITAL OG SOLVENSPROCENT (Mio. kr.)	DANSKE BANK KONCERNEN 2003	DANSKE BANK KONCERNEN 2002	DANSKE BANK 2003	DANSKE BANK 2002
Kernekapital efter fradrag	58.699	58.654	59.312	59.419
Medregnede efterstillede kapitalindskud samt opskrivningshenlæggelser	32.596	29.590	32.204	29.124
Fradrag for forsikringsdattervirksomheder	-6.916	-6.560	-6.910	-6.556
Øvrige fradrag	-329	-384	-329	-384
Supplerende kapital efter fradrag	25.351	22.646	24.965	22.184
Ansvarlig kapital efter fradrag i alt	84.050	81.300	84.277	81.603
Vægtede poster				
uden for handelsbeholdningen	699.455	700.698	464.216	474.811
med markedsrisiko i handelsbeholdningen	67.530	73.452	70.042	69.100
Vægtede poster i alt	766.985	774.150	534.258	543.911
Kernekapitalprocent	7,65	7,58	11,10	10,92
Solvensprocent	10,96	10,50	15,77	15,00
Lovkrav til solvensprocenten	8,00	8,00	8,00	8,00

Solvensprocenten opgøres efter kapitaldækningsreglerne for pengeinstitutter og visse kreditinstitutter. Efter samme lovgivning skal koncernens forsikringsdattervirksomheder ikke konsolideres regnskabsmæssigt med den øvrige koncern. Derfor trækkes disse virksomheders solvensmargen fra koncernens ansvarlige kapital, inden denne indgår i beregningen af solvensprocenten. Reduktionen i koncernens solvensprocent som følge af dette fradrag andrager 0,8 procentpoint ultimo 2003 og androg 0,8 procentpoint ultimo 2002.

Pengestrømsopgørelse for Danske Bank koncernen

Note	(Mio. kr.)	2003	2002
	Årets resultat efter skat	9.286	8.242
36	Reguleringer for ikke kontante driftsposter	-1.217	57
	Årets resultat reguleret for ikke kontante driftsposter	8.069	8.299
	Ændring i driftskapital		
	Udlån og tilgodehavender hos kreditinstitutter	-51.195	-59.140
	Indlån og gæld til kreditinstitutter	36.252	105.980
	Udstedte realkreditobligationer samt øvrige udstedte obligationer	65.603	26.290
	Anden driftskapital	-40.407	16.970
	I alt	10.253	90.100
	Pengestrømme fra driftsaktivitet	18.322	98.399
	Pengestrømme fra investeringsaktivitet		
	Immaterielle anlægsaktiver	-76	-
	Materielle anlægsaktiver	121	-138
	I alt	45	-138
	Pengestrømme fra finansieringsaktivitet		
	Tilbagekøb egne aktier	-5.000	-3.000
	Efterstillede kapitalindskud	4.081	2.296
	Udbytte	-3.380	-3.477
	I alt	-4.299	-4.181
37	**Likvider primo**	494.414	400.334
	Ændring i likvider	14.068	94.080
37	Likvider ultimo	508.482	494.414

UDLÅN OG GARANTIDEBITORER FORDELT PÅ SEKTORER OG BRANCHER	DANSKE BANK KONCERNEN 2003 Mio. kr.	Pct.	2002* Mio. kr.	Pct.	DANSKE BANK 2003 Mio. kr.	Pct.	2002* Mio. kr.	Pct.
Offentlige myndigheder	20.896	1,9	18.126	1,8	18.282	3,0	15.958	2,7
Erhverv:								
Landbrug, jagt og skovbrug	34.976	3,2	34.539	3,3	6.908	1,1	8.871	1,5
Fiskeri	1.641	0,1	1.954	0,2	713	0,1	845	0,1
Fremstillingsvirksomhed, råstofudvinding, el-, gas-, vand- og varmeværker	85.831	7,8	88.428	8,6	67.267	10,8	76.799	12,8
Bygge- og anlægsvirksomhed	12.837	1,2	12.054	1,2	10.814	1,8	10.441	1,7
Handel, restaurations- og hotelvirksomhed	52.349	4,7	52.971	5,1	38.174	6,1	40.237	6,7
Transport, post og telefon	28.778	2,6	31.003	3,0	21.091	3,4	25.141	4,2
Kredit- og finansieringsvirksomhed samt forsikringsvirksomhed	201.423	18,3	161.909	15,7	298.271	47,9	262.803	43,8
Ejendomsadministration og -handel samt forretningsservice	190.130	17,3	196.657	19,0	49.374	7,9	61.103	10,2
Øvrige erhverv	12.683	1,2	12.770	1,2	5.551	0,9	6.537	1,1
Erhverv i alt	620.648	56,4	592.285	57,3	498.163	80,0	492.777	82,1
Private	459.039	41,7	423.292	40,9	105.829	17,0	91.013	15,2
I alt	1.100.583	100,0	1.033.703	100,0	622.274	100,0	599.748	100,0

	Koncernen 2003	Koncernen 2002*	Danske Bank 2003	Danske Bank 2002*
Akkumulerede hensættelser				
Hensat ultimo på udlån og garantier	12.397	12.819	10.514	10.469
Hensat ultimo på tilgodehavender hos kreditinstitutter og andre poster, der indebærer en kreditrisiko	293	347	284	338
Akkumulerede hensættelser i alt	12.690	13.166	10.798	10.807
Akkumulerede hensættelser på udlån og garantier i procent af udlån og garantier ultimo året	1,1	1,2	1,7	1,7
Udlån til kunder og tilgodehavender hos kreditinstitutter med standset renteberegning udgør ultimo året	3.985	4.116	3.375	3.118

* Sammenligningstal for 2002 er tilrettet

EFTERSTILLEDE TILGODEHAVENDER (Mio. kr.)	Koncernen 2003	Koncernen 2002	Danske Bank 2003	Danske Bank 2002
Tilknyttede virksomheder				
Kreditinstitutter	-	-	700	700
Obligationer	-	-	959	1.137
Andre virksomheder				
Udlån	297	200	297	200
Obligationer	183	309	183	309

Likviditetsrisici

LØBETIDSFORDELING EFTER RESTLØBETID (Mio. kr.)	DANSKE BANK KONCERNEN 2003	DANSKE BANK KONCERNEN 2002	DANSKE BANK 2003	DANSKE BANK 2002
Tilgodehavender hos kreditinstitutter og centralbanker				
Anfordringstilgodehavender	15.253	19.663	16.267	21.070
Til og med 3 måneder	138.307	139.869	149.342	175.182
Fra 3 måneder til og med 1 år	2.012	23.281	12.081	31.298
Fra 1 år til og med 5 år	4.793	11.469	23.488	16.237
Over 5 år	5.752	5.338	9.559	5.868
I alt	166.117	199.620	210.737	249.655
Udlån*				
På anfordring	16.104	28.179	15.353	30.370
Til og med 3 måneder	222.020	167.891	199.716	149.004
Fra 3 måneder til og med 1 år	104.509	99.143	76.784	74.609
Fra 1 år til og med 5 år	172.192	171.285	76.094	79.973
Over 5 år	505.793	481.848	74.481	70.431
I alt	1.020.618	948.346	442.428	404.387
Gæld til kreditinstitutter og centralbanker				
Anfordringsgæld	25.732	45.999	36.165	53.953
Til og med 3 måneder	253.652	244.622	260.884	253.259
Fra 3 måneder til og med 1 år	18.516	27.432	19.187	27.435
Fra 1 år til og med 5 år	1.309	1.178	1.308	1.143
Over 5 år	671	342	671	347
I alt	299.880	319.573	318.215	336.137
Indlån				
På anfordring	212.944	214.516	187.535	186.742
Til og med 3 måneder	220.608	170.518	217.515	165.459
Fra 3 måneder til og med 1 år	11.293	4.667	10.655	4.470
Fra 1 år til og med 5 år	10.878	12.649	10.867	12.592
Over 5 år	28.161	25.590	28.028	25.449
I alt	483.884	427.940	454.600	394.712
Udstedte obligationer m.v.				
Til og med 3 måneder	197.770	179.806	94.992	87.642
Fra 3 måneder til og med 1 år	116.304	86.347	43.232	30.953
Fra 1 år til og med 5 år	255.682	199.937	17.945	6.216
Over 5 år	195.591	233.655	1.232	626
I alt	765.347	699.745	157.401	125.437

* Sammenligningstal for 2002 er tilrettet

	DANSKE BANK KONCERNEN		DANSKE BANK	
(Mio. kr.)	2003	2002	2003	2002
Mellemværender i fremmed valuta				
Aktiver i fremmed valuta i alt	702.614	663.766	629.889	596.040
Passiver i fremmed valuta i alt	784.761	712.126	711.232	644.596
Valutakursindikator 1	4.891	2.614	4.845	2.197
Valutakursindikator 1 i pct. af kernekapital efter fradrag	8,33	4,46	8,17	3,70
Indikator 1 udtrykker den største sum af henholdsvis positioner i valutaer, hvor koncernen har et nettotilgodehavende, og i valutaer, hvor koncernen har en nettogæld.				
Valutakursindikator 2	73,89	49,23	62,65	42,57
Valutakursindikator 2 i pct. af kernekapital efter fradrag	0,13	0,08	0,11	0,07
Indikator 2 udtrykker koncernens valutakursrisiko mere præcist end indikator 1, idet indikator 2 tager hensyn til de forskellige valutaers volatilitet og samvariation. Indikator 2 udtrykker således det maksimale beløb, som koncernen med 99 procents sandsynlighed kan risikere at tabe i de følgende 10 døgn, såfremt valutapositionen ikke ændres.				
Renterisiko				
Renterisiko opdelt på valutaer med størst renterisiko:				
DKK	2.318	1.329	2.134	1.333
EUR	-858	-732	-850	-739
USD	-159	159	-160	157
SEK	126	29	125	29
Øvrige valutaer	82	142	71	137
I alt	1.509	927	1.320	917

Danske Bank koncernens totale rentefølsomhed, beregnet i overensstemmelse med Finanstilsynets retningslinier, udgjorde 1.509 mio. kr. ultimo 2003, svarende til 2,6 pct. af koncernens kernekapital efter fradrag. Rentefølsomheden omfatter såvel korte som lange fastforrentede fordringer i kroner og valuta, herunder pantebreve.

I 2002 udgjorde beløbet for Danske Bank koncernen 927 mio. kr., svarende til 1,6 pct. af koncernens kernekapital efter fradrag.

AFLEDTE FINANSIELLE INSTRUMENTER

Opdelt efter restløbetid

Danske Bank koncernen	Til og med 3 mdr.		Fra 3 mdr. til og med 1 år		Fra 1 år til og med 5 år		Over 5 år	
(Mio. kr.)	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi
Valutakontrakter								
Terminer/futures, køb	688.382	-4.621	286.959	4.573	20.838	1.136	1.250	130
Terminer/futures, salg	972.218	713	370.795	-8.176	23.573	-1.270	585	-87
Swaps	13.889	2	51.103	-121	225.661	-47	126.054	-293
Optioner, erhvervede	26.226	919	13.727	1.263	1.119	160	-	-
Optioner, udstedte	18.669	-1.194	11.893	-1.461	601	-495	-	-
Rentekontrakter								
Terminer/futures, køb	228.436	557	27.512	80	24.160	10	-	-
Terminer/futures, salg	239.092	-698	196.406	-150	137.201	-91	-	-
Forward Rate Agreements, køb	823.259	-732	880.017	-889	154.615	-47	-	-
Forward Rate Agreements, salg	856.752	750	1.062.636	965	232.844	73	-	-
Swaps	646.204	-4	738.824	54	1.538.761	-426	666.959	1.550
Optioner, erhvervede	35.422	121	28.704	185	105.487	1.154	24.751	529
Optioner, udstedte	26.258	-95	22.564	-163	84.955	-938	23.718	-404
Aktiekontrakter								
Terminer/futures, køb	27	19	1	-	-	-	-	-
Terminer/futures, salg	40	-30	1	-1	8	-20	-	-
Optioner, erhvervede	88	28	5	8	-	-	-	-
Optioner, udstedte	160	-78	1	-2	15	-29	-	-
Andre kontrakter								
Kreditderivater	-	-	-	-	342	-4	-	-

Danske Bank koncernen	I alt 2003		I alt 2002		I alt 2003		I alt 2002	
					Markedsværdi		Markedsværdi	
(Mio. kr.)	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi	Positiv	Negativ	Positiv	Negativ
Valutakontrakter								
Terminer/futures, køb	997.429	1.218	1.092.680	18.298	19.539	18.321	36.953	18.655
Terminer/futures, salg	1.367.171	-8.820	847.227	-24.199	21.526	30.346	19.203	43.402
Swaps	416.707	-459	275.717	-48	1.069	1.528	1.368	1.416
Optioner, erhvervede	41.072	2.342	30.389	1.730	2.342	-	1.730	-
Optioner, udstedte	31.163	-3.150	31.587	-1.846	-	3.150	-	1.846
Rentekontrakter								
Terminer/futures, køb	280.108	647	133.050	473	716	69	477	4
Terminer/futures, salg	572.699	-939	86.983	-468	71	1.010	38	506
Forward Rate Agreements, køb	1.857.891	-1.668	731.768	-2.121	54	1.722	-	2.121
Forward Rate Agreements, salg	2.152.232	1.788	727.515	2.339	1.961	173	2.339	-
Swaps	3.590.748	1.174	3.215.572	-3.581	46.010	44.836	49.480	53.061
Optioner, erhvervede	194.364	1.989	96.349	866	1.989	-	866	-
Optioner, udstedte	157.495	-1.600	92.775	-927	-	1.600	-	927
Aktiekontrakter								
Terminer/futures, køb	28	19	890	473	19	-	477	4
Terminer/futures, salg	49	-51	912	-465	1	52	16	481
Optioner, erhvervede	93	36	23.803	290	36	-	290	-
Optioner, udstedte	176	-109	31.844	-272	-	109	-	272
Andre kontrakter								
Kreditderivater	342	-4	1.274	-23	-	4	-	23
I alt		-7.587		-9.481	95.333	102.920	113.237	122.718

AFLEDTE FINANSIELLE INSTRUMENTER

Opdelt efter restløbetid (fortsat)

Danske Bank	Til og med 3 mdr.		Fra 3 mdr. til og med 1 år		Fra 1 år til og med 5 år		Over 5 år	
(Mio. kr.)	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi
Valutakontrakter								
Terminer/futures, køb	701.252	-4.551	294.410	4.889	22.839	1.075	1.252	129
Terminer/futures, salg	984.815	550	378.245	-8.126	25.574	-1.211	587	-86
Swaps	15.408	2	58.579	-121	253.380	-50	139.833	-294
Optioner, erhvervede	25.909	874	13.611	1.201	1.007	152	-	-
Optioner, udstedte	18.382	-1.150	11.777	-1.408	489	-476	-	-
Rentekontrakter								
Terminer/futures, køb	227.894	557	27.512	80	24.160	10	-	-
Terminer/futures, salg	239.090	-699	196.407	-150	137.201	-91	-	-
Forward Rate Agreements, køb	822.817	-732	880.017	-888	154.615	-47	-	-
Forward Rate Agreements, salg	856.309	749	1.062.636	965	232.844	73	-	-
Swaps	716.758	-7	820.989	75	1.717.459	-124	744.699	1.823
Optioner, erhvervede	35.553	121	28.167	184	103.335	1.138	23.932	509
Optioner, udstedte	26.127	-95	22.027	-163	82.657	-913	22.899	-383
Aktiekontrakter								
Terminer/futures, køb	25	19	1	-	-	-	-	-
Terminer/futures, salg	39	-30	1	-1	8	-20	-	-
Optioner, erhvervede	88	28	5	8	-	-	-	-
Optioner, udstedte	161	-78	1	-2	15	-29	-	-
Andre kontrakter								
Kreditderivater	-	-	-	-	342	-4	-	-

Danske Bank	I alt 2003		I alt 2002		I alt 2003		I alt 2002	
					Markedsværdi		Markedsværdi	
(Mio. kr.)	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi	Positiv	Negativ	Positiv	Negativ
Valutakontrakter								
Terminer/futures, køb	1.019.753	1.542	1.085.343	18.146	19.982	18.439	37.158	19.012
Terminer/futures, salg	1.389.221	-8.873	841.845	-23.701	21.481	30.354	19.233	42.934
Swaps	467.200	-463	278.033	-164	1.052	1.515	1.252	1.416
Optioner, erhvervede	40.527	2.227	30.174	1.684	2.226	-	1.684	-
Optioner, udstedte	30.648	-3.034	31.372	-2.009	-	3.034	-	2.009
Rentekontrakter								
Terminer/futures, køb	279.566	647	44.278	82	716	69	87	5
Terminer/futures, salg	572.698	-940	25.120	-335	70	1.010	38	373
Forward Rate Agreements, køb	1.857.449	-1.667	730.579	-2.120	54	1.721	-	2.120
Forward Rate Agreements, salg	2.151.789	1.787	723.852	2.337	1.960	173	2.337	-
Swaps	3.999.905	1.767	3.228.644	-2.333	46.215	44.448	49.696	52.029
Optioner, erhvervede	190.987	1.952	95.224	862	1.952	-	862	-
Optioner, udstedte	153.710	-1.554	91.608	-917	-	1.554	-	917
Aktiekontrakter								
Terminer/futures, køb	26	19	713	473	19	-	477	4
Terminer/futures, salg	48	-51	735	-465	1	52	15	480
Optioner, erhvervede	93	36	23.797	289	36	-	289	-
Optioner, udstedte	177	-109	31.840	-271	-	109	-	271
Andre kontrakter								
Kreditderivater	342	-4	1.273	-23	-	4	-	32
I alt		-6.718		-8.465	95.764	102.482	113.128	121.593

AFLEDTE FINANSIELLE INSTRUMENTER

Danske Bank koncernen	2003		2002		2003		2002	
	Gennemsnitlig markedsværdi		Gennemsnitlig markedsværdi		Markedsværdi af ikke-garanterede kontrakter		Markedsværdi af ikke-garanterede kontrakter	
(Mio. kr.)	*Positiv*	*Negativ*	*Positiv*	*Negativ*	*Positiv*	*Negativ*	*Positiv*	*Negativ*
Valutakontrakter								
Terminer/futures, køb	19.745	18.148	23.717	19.051	19.539	18.321	36.954	18.655
Terminer/futures, salg	21.382	30.431	18.549	25.754	21.526	30.347	19.203	43.401
Swaps	1.212	1.465	919	1.254	1.069	1.528	1.368	1.416
Optioner, erhvervede	2.296	-	1.136	-	2.343	-	1.730	-
Optioner, udstedte	-	2.996	-	1.178	-	3.150	-	1.846
Rentekontrakter								
Terminer/futures, køb	710	68	298	35	-	-	477	5
Terminer/futures, salg	70	1.000	46	273	-	-	39	505
Forward Rate Agreements, køb	53	1.713	52	2.667	54	1.722	-	2.121
Forward Rate Agreements, salg	1.951	172	2.742	53	1.961	76	2.339	-
Swaps	46.619	46.501	40.315	42.527	46.010	44.835	49.480	53.061
Optioner, erhvervede	1.979	-	775	-	1.963	-	866	-
Optioner, udstedte	-	1.591	-	742	-	1.565	-	927
Aktiekontrakter								
Terminer/futures, køb	454	7	673	8	-	-	477	-
Terminer/futures, salg	14	543	19	733	-	-	-	477
Optioner, erhvervede	167	-	276	-	8	-	134	-
Optioner, udstedte	-	261	-	288	-	39	-	114
Kreditderivater	-	14	-	19	-	4	-	23
Markedsværdi i alt	96.652	104.910	89.517	94.582	94.473	101.587	113.067	122.551
Efter netting i alt					25.254		33.316	

Danske Bank	2003		2002		2003		2002	
	Gennemsnitlig markedsværdi		Gennemsnitlig markedsværdi		Markedsværdi af ikke-garanterede kontrakter		Markedsværdi af ikke-garanterede kontrakter	
(Mio. kr.)	Positiv	Negativ	Positiv	Negativ	Positiv	Negativ	Positiv	Negativ
Valutakontrakter								
Terminer/futures, køb	28.427	18.633	23.815	19.228	19.982	18.439	37.158	19.012
Terminer/futures, salg	20.256	36.462	18.495	25.492	21.481	30.354	19.233	42.934
Swaps	1.146	1.458	861	2.667	1.052	1.515	1.252	1.416
Optioner, erhvervede	1.946	-	1.114	-	2.226	-	1.684	-
Optioner, udstedte	-	2.509	-	1.260	-	3.034	-	2.009
Rentekontrakter								
Terminer/futures, køb	713	69	44	4	-	-	87	5
Terminer/futures, salg	70	1.005	21	187	-	-	38	373
Forward Rate Agreements, køb	53	1.911	52	2.665	54	1.721	-	2.120
Forward Rate Agreements, salg	2.138	172	2.740	53	1.960	76	2.337	-
Swaps	47.717	47.998	40.481	42.312	46.215	44.448	49.699	52.690
Optioner, erhvervede	1.400	-	770	-	1.927	-	862	-
Optioner, udstedte	-	1.229	-	736	-	1.519	-	917
Aktiekontrakter								
Terminer/futures, køb	667	4	667	5	-	-	477	-
Terminer/futures, salg	11	722	11	722	-	-	-	477
Optioner, erhvervede	156	-	156	-	8	-	134	-
Optioner, udstedte	-	210	-	210	-	39	-	114
Kreditderivater	-	18	-	18	-	4	-	23
Markedsværdi i alt	104.700	112.400	89.227	95.559	94.905	101.149	112.961	122.090
Efter netting i alt					25.566		33.972	

UAFVIKLEDE SPOTFORRETNINGER

Danske Bank koncernen (Mio. kr.)	Nominel værdi	Markedsværdi Positiv	Markedsværdi Negativ	I alt 2003 Netto markedsværdi
Valutaforretninger, køb	48.015	15	19	-4
Valutaforretninger, salg	28.465	15	53	-38
Renteforretninger, køb	110.946	72	58	14
Renteforretninger, salg	56.776	61	17	44
Aktieforretninger, køb	1.312	15	12	3
Aktieforretninger, salg	9.183	12	23	-11
I alt	254.697	190	182	8
2002 i alt		230	336	-106

Danske Bank (Mio. kr.)	Nominel værdi	Markedsværdi Positiv	Markedsværdi Negativ	I alt 2003 Netto markedsværdi
Valutaforretninger, køb	47.949	12	16	-4
Valutaforretninger, salg	28.446	11	54	-43
Renteforretninger, køb	110.466	72	58	14
Renteforretninger, salg	56.326	61	16	45
Aktieforretninger, køb	707	14	12	2
Aktieforretninger, salg	703	12	16	-4
I alt	244.597	182	172	10
2002 i alt		226	328	-102

	DANSKE BANK KONCERNEN		DANSKE BANK	
POSITIV MARKEDSVÆRDI EFTER NETTING (Mio. kr.)	2003	2002	2003	2002
Modpart med risikovægt 0 pct.	1.211	448	1.211	446
Modpart med risikovægt 20 pct.	16.732	24.849	17.838	25.596
Modpart med risikovægt 100 pct.	7.311	8.019	6.517	7.930
I alt	25.254	33.316	25.566	33.972

Note

1 Segmenter 2003

(Mio. kr.)	Bank-aktiviteter	Real-kredit	Danske Markets	Danica Pension	Danske Capital	Øvrige	Basis-indtjening	Behold-ningsind-tjening	Handels-indtæg-ter, m.v.	I alt *)
Nettorenteindtægter	12.841	3.226	-	-	2	-452	15.617	920	3.728	20.265
Udbytte af kapitalandele	154	-	-	-	1		155	75	5	235
Gebyr- og provisionsindtægter	5.106	186	-	-	718	-46	5.964	-24	112	6.052
Netto rente- og gebyrindtægter	18.101	3.412	-	-	721	-498	21.736	971	3.845	26.552
Handelsindtægter/Kursreg.	648	18	2.525	-	-37	83	3.237	88	-4.038	-713
Andre ordinære indtægter	185	110	-	-	1	676	972	265	-	1.237
Omkostninger og afskrivninger	10.856	1.407	1.353	-	402	778	14.796	144	-	14.940
Andre ordinære udgifter	13	-	-	-	-	11	24	-	-	24
Forsikringsaktiviteter/Resultat af kapitalandele	-	-	-	1.004	-	-	1.004	1.389	193	2.586
Tab og hensættelser på deb.	-	-	-	-	-	-	1.662	-	-	1.662
Resultat før skat	8.065	2.133	1.172	1.004	283	-528	10.467	2.569	-	13.036
Aktiver i alt (gns.)	515.586	519.491	646.127	-	1.361	5.339	1.687.904	82.175	-	1.770.079
Risikovægtede poster (gns.)	432.182	241.963	63.689	-	1.379	4.875	744.088	25.357	-	769.445
Allokeret kapital (gns.)	28.092	15.728	4.140	6.910	90	317	55.276	1.648	-	56.924
Heltidsmedarbejdere, ultimo	10.511	1.002	525	821	201	3.840	16.900	35	-	16.935

Segmenter 2002

(Mio. kr.)	Bank-aktiviteter	Real-kredit	Danske Markets	Danica Pension	Danske Capital	Øvrige	Basis-indtjening	Behold-ningsind-tjening	Handels-indtæg-ter, m.v.	I alt *)
Nettorenteindtægter	13.715	3.054	-	-	-20	-890	15.859	881	2.283	19.023
Udbytte af kapitalandele	145	-	-	-	1	-	146	73	8	227
Gebyr- og provisionsindtægter	5.033	175	-	-	761	-128	5.841	-26	240	6.055
Netto rente- og gebyrindtægter	18.893	3.229	-	-	742	-1.018	21.846	928	2.531	25.305
Handelsindtægter/Kursreg.	683	141	2.153	-	6	-5	2.978	433	-2.736	675
Andre ordinære indtægter	173	100	-	-	1	849	1.123	103	4	1.230
Omkostninger og afskrivninger	11.579	1.275	1.799	-	389	413	15.455	145	-	15.600
Andre ordinære udgifter	15	-	-	-	-	19	34	-	-	34
Forsikringsaktiviteter/Resultat af kapitalandele	-	-	-	1.118	-	-	1.118	-311	201	1.008
Tab og hensættelser på deb.	-	-	-	-	-	-	1.420	-	-	1.420
Resultat før skat	8.155	2.195	354	1.118	360	-606	10.156	1.008	-	11.164
Aktiver i alt (gns.)	510.148	483.837	540.557	-	2.434	5.031	1.542.007	73.360	-	1.615.367
Risikovægtede poster (gns.)	430.319	229.705	51.148	-	1.104	5.031	717.307	32.057	-	749.364
Allokeret kapital (gns.)	27.971	14.931	3.325	6.311	72	327	52.937	2.084	-	55.021
Heltidsmedarbejdere, ultimo	10.995	1.053	588	843	210	4.079	17.773	44	-	17.817

*) Finanstilsynets regnskabsopstilling

Note

1 fortsat

Geografiske segmenter

(Mio. kr.)	Bruttoindtægter 2003	Bruttoindtægter 2002	Basisindtjening før hensættelser 2003	Basisindtjening før hensættelser 2002	Aktiver i alt 2003	Aktiver i alt 2002	Antal personale 2003	Antal personale 2002
Danmark	64.637	65.593	12.695	12.924	1.601.443	1.527.578	14.267	15.072
Finland	404	555	82	-17	11.495	13.442	50	65
Luxembourg	1.136	1.117	119	149	29.874	31.639	106	106
Norge	4.912	6.818	546	538	72.603	80.352	1.041	1.040
Polen	106	85	15	27	1.977	1.276	50	47
Storbritannien	4.387	4.838	906	1.011	145.739	121.292	194	193
Sverige	5.628	6.760	701	84	197.633	139.412	1.123	1.185
Tyskland	299	285	113	109	7.769	5.514	36	38
USA	1.685	1.939	335	321	109.096	94.255	68	71
Elimineringer	-7.693	-8.111	-3.383	-3.570	-351.495	-263.207	-	-
I alt	75.501	79.879	12.129	11.576	1.826.134	1.751.553	16.935	17.817

Fordelingen på geografiske segmenter foretages på grundlag af bogføringsstedet for de enkelte transaktioner. I Danmark indgår finansieringsudgifter vedrørende investeringer i udenlandske aktiviteter.

Samlede bruttoindtægter omfatter renteindtægter, udbytteindtægter, gebyrer og provisionsindtægter, kursreguleringer (netto) og andre ordinære indtægter.

Note	(Mio. kr.)	DANSKE BANK KONCERNEN 2003	DANSKE BANK KONCERNEN 2002	DANSKE BANK 2003	DANSKE BANK 2002
2	**Renteindtægter**				
	Repo med centralbanker	246	107	207	63
	Centralbanker	2.073	2.512	1.879	2.211
	Repo med kreditinstitutter	1.926	3.248	1.921	3.374
	Kreditinstitutter	1.321	1.314	1.607	914
	Realkreditudlån	27.230	26.698	-	-
	Repo-udlån	1.538	2.311	1.538	2.309
	Udlån	20.960	24.043	16.659	19.142
	Obligationer	15.261	13.276	13.447	12.211
	Afledte finansielle instrumenter				
	Valutakontrakter	-2.575	-2.720	-2.482	-2.426
	Rentekontrakter	-1.023	-611	-890	-500
	Afledte finansielle instrumenter i alt	-3.598	-3.331	-3.372	-2.926
	Renteindtægter i øvrigt	271	179	62	45
	I alt	67.228	70.357	33.948	37.343
3	**Renteudgifter**				
	Repo med centralbanker	45	181	45	35
	Centralbanker	1.962	2.044	1.960	2.043
	Repo med kreditinstitutter	1.681	3.216	1.735	3.469
	Kreditinstitutter	3.759	2.936	3.967	3.283
	Repo-indlån	328	1.296	328	1.293
	Indlån	8.967	11.408	7.383	8.772
	Udstedte realkreditobligationer	25.618	24.968	-	-
	Udstedte obligationer	2.848	3.534	2.700	3.327
	Efterstillede kapitalindskud	1.610	1.630	1.578	1.580
	Renteudgifter i øvrigt	145	121	20	41
	I alt	46.963	51.334	19.716	23.843
4	**Gebyrer og provisionsindtægter**				
	Garantiprovision	513	439	708	647
	Fonds- og depotprovision	2.503	2.738	2.462	2.447
	Betalingsformidling	1.424	1.416	1.382	1.361
	Omprioriterings- og lånegebyrer	1.819	1.381	1.187	915
	Provision i øvrigt	1.255	1.416	952	981
	I alt	7.514	7.390	6.691	6.351

Note	(Mio. kr.)	DANSKE BANK KONCERNEN 2003	DANSKE BANK KONCERNEN 2002	DANSKE BANK 2003	DANSKE BANK 2002
5	**Kursreguleringer**				
	Obligationer	-2.411	2.727	-2.126	2.688
	Aktier	2.147	-2.943	2.093	-3.184
	Fastforrentede udlån	-249	157	-245	127
	Valuta	39	-322	-47	-385
	Afledte finansielle instrumenter				
	Valutakontrakter	88	-133	89	-122
	Rentekontrakter	969	-2.140	1.093	-2.242
	Aktiekontrakter	-568	393	-568	347
	Afledte finansielle instrumenter i alt	489	-1.880	614	-2.017
	Regulering vedrørende opsparingspuljer	-728	2.936	-728	2.936
	I alt	-713	675	-439	165
	Kursreguleringer				
	Reguleret for opsparingspuljerne udgør kursreguleringerne:				
	Obligationer	-2.290	2.072	-2.006	2.033
	Aktier	591	-285	537	-526
	Fastforrentede udlån	-249	157	-245	127
	Valuta	746	611	660	548
	Afledte finansielle instrumenter	489	-1.880	615	-2.017
	I alt	-713	675	-439	165
6	**Andre ordinære indtægter**				
	Nettoresultat af drift af fast ejendom	388	445	303	300
	Avance ved salg af associerede virksomheder m.v.	292	121	283	103
	Øvrige andre ordinære indtægter	557	664	323	468
	I alt	1.237	1.230	909	871

		DANSKE BANK KONCERNEN		DANSKE BANK	
Note	(Mio. kr.)	2003	2002	2003	2002
7	**Udgifter til personale og administration**				
	Lønninger og vederlag til direktion og bestyrelse				
	Direktion				
	Løn	8	10	8	10
	Bonus	3	2	3	2
	Der er i 2003 indbetalt 7 mio. kr. (2002: 20 mio. kr.) til styrkelse af kapitalgrundlaget i den pensionsfond, som afdækker koncernens pensionsforpligtelse over for nuværende og tidligere direktionsmedlemmer i Danske Bank A/S og deres efterladte.				
	Bestyrelse				
	Bestyrelseshonorar	6	6	6	6
	Honorar for udvalgsarbejde	3	3	3	3
	Andet vederlag	-	-	-	-
	I alt	20	21	20	21

Honoreringen til direktion og bestyrelse er opgjort som det samlede vederlag til de enkelte direktører og bestyrelsesmedlemmer i funktionsperioden.

Antallet af bestyrelsesmedlemmer er reduceret i såvel 2003 som 2002.

Der er for et antal bestyrelsesmedlemmer indgået tidsbegrænset aftale om kompensation ved ophør af bestyrelseshverv.

Direktionens ansættelsesvilkår:

Pensionsvilkår:
Direktionsmedlemmer kan fratræde med livsvarig pension med udgangen af det regnskabsår, hvori de fylder 60 år, og forudsættes at fratræde senest ved udgangen af det regnskabsår, hvori de fylder 62 år. Pension udgør 50 pct. af gagen ved fratrædelse. Forpligtelsen er hensat i den pensionsfond, der yder pension til koncernens nuværende og tidligere direktionsmedlemmer i Danske Bank A/S og deres efterladte.

Fratrædelsesvilkår:
Der er et gensidigt opsigelsesvarsel på 12 måneder. Ved fratrædelse foranlediget af banken er Peter Straarup berettiget til at modtage livsvarig pension. Ved fratrædelse foranlediget af banken er Jakob Brogaard berettiget til at modtage en fratrædelsesgodtgørelse svarende til 24 måneders løn.

	2003	2002	2003	2002
Personaleudgifter				
Lønninger og vederlag til bestyrelse og direktion	20	21	20	21
Lønninger	7.608	7.592	6.528	6.190
Pensioner	832	876	691	767
Lønsumsafgift m.v.	813	824	696	672
I alt	9.273	9.313	7.935	7.650
Øvrige administrationsudgifter, brutto	5.512	5.944	3.819	4.145
I øvrige administrationsudgifter er der modregnet vederlag for administrative ydelser fra ikke konsoliderede dattervirksomheder	-334	-248	-334	-248
Øvrige administrationsudgifter, netto	5.178	5.696	3.485	3.897
Udgifter til personale og administration i alt	14.451	15.009	11.420	11.547

Note

7
fortsat

Aktiebaseret incitamentsprogram
Aktieoptioner

	Antal					Markedsværdi (Mio. kr.)	
	Direktion	Ledende medarbejdere	Øvrige medarbejdere	I alt	Tildelings-kurs	Udstedelse	31.12.03
Tildelt i 2001, primo	83.335	625.565	29.525	738.425	152,89	25,5	9,4
Annullering/tilgang	-	-156.605	41.290	-115.315	-	-	-
Tildelt i 2001, ultimo	83.335	468.960	70.815	623.110	152,89	21,5	7,9
Tildelt i 2002, primo	112.667	1.233.466	34.667	1.380.800	140,84	47,6	27,7
Annullering/tilgang	-	-219.533	47.200	-172.333	-	-	-
Tildelt i 2002, ultimo	112.667	1.013.933	81.867	1.208.467	140,84	41,7	24,3
Tildelt i 2003	138.600	1.313.400	12.800	1.464.800	118,50	29,5	46,7
Annullering/tilgang	-	-66.800	12.000	-54.800	-	-	-
Tildelt i 2003, ultimo	138.600	1.246.600	24.800	1.410.000	118,50	28,4	44,9
Specifikation af tildeling til direktion							
Tildelt i 2001, ultimo							
Peter Straarup	57.145			57.145	152,89	2,0	0,7
Jakob Brogaard	26.190			26.190	152,89	0,9	0,3
Tildelt i 2002, ultimo							
Peter Straarup	66.667			66.667	140,84	2,3	1,3
Jakob Brogaard	46.000			46.000	140,84	1,6	0,9
Tildelt i 2003, ultimo							
Peter Straarup	81.600			81.600	118,50	1,6	2,6
Jakob Brogaard	57.000			57.000	118,50	1,1	1,8

Markedsværdien er opgjort efter en udbyttekorrigeret Black & Scholes model med følgende forudsætninger pr. 31.12.03: Aktiekurs 138,78. Udbytteafkast 3,4 pct. Rentesats 3,0-3,7 pct. Volatilitet 23,5 pct. Gennemsnitlig udløbstid 2,25-4,25 år. Aktieoptionernes levetid er 7 år fra tildeling, hvoraf bindingsperioden udgør 3 år og udnyttelsesperioden 4 år.

Køberettigheder til "betingede aktier"						
Tildelt i 2002, primo	7.969	72.961	276.582	357.512	45,8	49,6
Annullering/tilgang	-	-10.821	-3.533	-14.354	-	-
Tildelt i 2002, ultimo	7.969	62.140	273.049	343.158	43,9	47,6
Tildelt i 2003	9.706	78.122	314.254	402.082	43,3	55,8
Annullering/tilgang	-	-3.917	-352	-4.269	-	-
Tildelt i 2003, ultimo	9.706	74.205	313.902	397.813	42,9	55,2
Specifikation af tildeling til direktion						
Tildelt i 2002, ultimo						
Peter Straarup	5.247			5.247	0,7	0,7
Jakob Brogaard	2.722			2.722	0,3	0,4
Tildelt i 2003, ultimo						
Peter Straarup	6.377			6.377	0,7	0,9
Jakob Brogaard	3.329			3.329	0,4	0,5

"Betingede aktier", som udgør en andel af den for året fastsatte bonus, er til disposition efter 3 år fra tildeling, forudsat ansættelse.

Bestyrelsens og direktionens samlede beholdning af Danske Bank aktier (eksklusive optioner og køberettigheder til "betingede aktier") udgjorde ultimo 2003 i alt 36.453 stk. (ultimo 2002 i alt 84.804 stk.).

Note	(Mio. kr.)	DANSKE BANK KONCERNEN 2003	DANSKE BANK KONCERNEN 2002	DANSKE BANK 2003	DANSKE BANK 2002
8	**Revisionshonorar**				
	Samlet honorar til de generalforsamlingsvalgte revisionsvirksomheder, der udfører den lovpligtige revision	11	14	7	7
	Heraf vedrørende andre ydelser end revision	2	3	1	2
	Udover de nævnte honorarer er der afholdt betydelige udgifter til driften af bankens interne revisionsafdeling.				
9	**Antal beskæftigede**				
	Det gennemsnitlige antal beskæftigede i regnskabsåret omregnet til heltidsbeskæftigede				
	Konsoliderede selskaber	16.391	17.156	14.099	14.698
	Ikke konsoliderede selskaber	833	849	-	-
	I alt	17.224	18.005	14.099	14.698
10	**Afskrivninger på immaterielle og materielle aktiver**				
	Immaterielle aktiver	12	-	12	-
	Materielle aktiver	477	591	427	508
	I alt	489	591	439	508
11	**Resultat af kapitalandele i associerede og tilknyttede virksomheder**				
	Resultat af kapitalandele i associerede virksomheder	319	500	295	453
	Resultat før skat af kapitalandele i tilknyttede virksomheder	2.267	508	5.643	4.075
	I alt	2.586	1.008	5.938	4.528
12	**Skat (- er indtægt)**				
	Beregnet skat af årets indkomst	3.649	2.538	3.649	2.538
	Udskudt skat	245	508	245	508
	Skat på hensættelser	66	81	66	81
	Efterregulering af tidligere års beregnet skat	-210	-205	-210	-205
	Skat i alt	3.750	2.922	3.750	2.922
	Effektiv skatteprocent	Pct.	Pct.	Pct.	Pct.
	Danske Bank koncernens aktuelle skatteprocent	30,0	30,0	30,0	30,0
	Ikke skattepligtige indtægter og ikke fradragsberettigede udgifter	-1,0	-3,4	-1,0	-3,4
	Afvigelse i udenlandske enheders skat i forhold til dansk skatteprocent	0,9	1,3	0,9	1,3
	Efterregulering af tidligere års beregnet skat	-1,6	-2,1	-1,6	-2,1
	Skat på hensættelser	0,5	0,7	0,5	0,7
	Andet	-	-0,3	-	-0,3
	Effektiv skatteprocent	28,8	26,2	28,8	26,2

Skatten fordeles således:	Danske Bank	Konsoliderede datter-virksomheder	Ikke konsoliderede datter-virksomheder	I alt
Beregnet skat af årets indkomst	2.501	741	407	3.649
Udskudt skat	-16	100	161	245
Skat på hensættelser	63	3	-	66
Efterregulering af tidligere års beregnet skat	-161	-31	-18	-210
Skat i alt	2.387	813	550	3.750

Note	(Mio. kr.)	DANSKE BANK KONCERNEN 2003	DANSKE BANK KONCERNEN 2002	DANSKE BANK 2003	DANSKE BANK 2002
13	**Tilgodehavender hos kreditinstitutter og centralbanker**				
	Repoforretninger med centralbanker	10.878	4.621	9.759	3.840
	Øvrige tilgodehavender hos centralbanker	64.070	77.825	64.076	60.386
	Repoforretninger med kreditinstitutter	51.666	79.096	52.111	109.430
	Øvrige tilgodehavender hos kreditinstitutter	39.503	38.078	84.791	75.999
	I alt	166.117	199.620	210.737	249.655
14	**Udlån**				
	Realkreditudlån	497.563	468.953	-	-
	Repo-udlån	126.293	77.461	126.293	77.461
	Leasingkontrakter	20.818	19.737	15.037	14.213
	Øvrige udlån via udenlandske enheder	200.494	205.982	120.994	133.647
	Øvrige udlån	175.450	176.213	180.104	179.066
	I alt	1.020.618	948.346	442.428	404.387
15	**Lån til ledelsen**				
	Lån og lånetilsagn samt pant, kaution eller garantier for				
	Direktion	3	3	-	-
	Bestyrelse	43	58	28	28
16	**Obligationer**				
	Egne obligationer	180.120	118.708	888	2.373
	Øvrige børsnoterede obligationer	279.074	275.876	329.003	258.486
	Andre obligationer	22.689	28.096	20.608	27.596
	I alt	481.883	422.680	350.499	288.455
17	**Aktier m.v.**				
	Omsætningsbeholdning				
	Børsnoterede aktier	10.046	8.230	9.946	8.199
	Andre aktier og kapitalandele	1.534	1.342	1.213	1.058
	Omsætningsbeholdning i alt	11.580	9.572	11.159	9.257
	Anlægsbeholdning				
	Børsnoterede aktier	-	-	-	-
	Andre aktier og kapitalandele	-	-	-	-
	Anlægsbeholdning i alt	-	-	-	-
	Aktier m.v. i alt	11.580	9.572	11.159	9.257
	Forskellen mellem købsprisen på finansielle omsætningsaktiver værdiansat til markedsværdi, og den højere markedsværdi på opgørelsestidspunktet	1.511	2.620	694	1.965
	Markedsværdien af noterede aktier er nedskrevet med 1 mio. kr. I 2002 udgjorde nedskrivningen 3 mio. kr.				
	Forskellen mellem købsprisen på finansielle omsætningsaktiver der ikke er værdiansat til markedsværdi, og den højere markedsværdi på opgørelsestidspunktet	-	305	-	204
	Ved udgangen af 2003 har koncernen til sikkerhed deponeret værdipapirer for 105.373 mio. kr. hos indenlandske og udenlandske clearingcentraler m.v. I 2002 udgjorde beløbet 86.758 mio. kr.				

Note	(Mio. kr.)	Tilknyttede virksomheder	Associerede virksomheder
18	**Finansielle anlægsaktiver**		
	Danske Bank koncernen 2003		
	Anskaffelsespris primo	6.160	1.292
	Tilgang	-	103
	Afgang	13	166
	Anskaffelsespris ultimo	6.147	1.229
	Op- og nedskrivninger primo	5.444	381
	Resultat	1.716	319
	Udbytte	-	481
	Tilbageførte op- og nedskrivninger	-	-25
	Op- og nedskrivninger ultimo	7.160	194
	Kapitalandele i modervirksomheder	-	-
	Regnskabsmæssig værdi ultimo 2003	13.307	1.423
	- heraf kreditinstitutter	-	240
	Regnskabsmæssig værdi ultimo 2002	11.604	1.673
	- heraf kreditinstitutter	-	237
	Danske Bank 2003		
	Anskaffelsespris primo	40.378	826
	Valutakursregulering	-860	-
	Tilgang	172	109
	Afgang	898	160
	Anskaffelsespris ultimo	38.792	775
	Op- og nedskrivninger primo	4.155	447
	Valutakursregulering	202	-
	Resultat	4.278	295
	Udbytte	222	462
	Andre kapitalbevægelser	72	-
	Tilbageførte op- og nedskrivninger	-346	-19
	Op- og nedskrivninger ultimo	8.831	261
	Regnskabsmæssig værdi ultimo 2003	47.623	1.036
	- heraf kreditinstitutter	32.962	240
	Regnskabsmæssig værdi ultimo 2002	44.533	1.273
	- heraf kreditinstitutter	31.362	237

Forsikringsselskabet Danica Skadeforsikringsaktieselskab af 1999 er moderselskab for Danica Pension. Danica Pension er livsforsikringsselskab og moderselskab i en koncern, der driver livsforsikringsvirksomhed. Koncernen er overfor visse forsikringstagere forpligtet til, at henlæggelser til egenkapitalen underkastes begrænsninger, såfremt overdækningen i forhold til solvenskravet overstiger, hvad den var i Statsanstalten for Livsforsikring (nu Danica Pension) før privatiseringen af dette selskab i 1990. Herudover er det hensigten ikke at betale udbytte i mindst 25 år at regne fra 1990. Indbetalt aktiekapital kan dog udloddes, og renter heraf kan udloddes efter år 2000.

Note	Immaterielle aktiver (Mio. kr.)	DANSKE BANK KONCERNEN Software	DANSKE BANK Software
19	Anskaffelsespris primo	-	-
	Årets tilgang	76	76
	Anskaffelsespris ultimo	76	76
	Af- og nedskrivninger primo	-	-
	Årets afskrivninger	12	12
	Af- og nedskrivninger ultimo	-	-
	Regnskabsmæssig værdi ultimo 2003	64	64
	Regnskabsmæssig værdi ultimo 2002	-	-

Note	Materielle aktiver (Mio. kr.)	DANSKE BANK KONCERNEN Grunde og ejendomme	DANSKE BANK KONCERNEN Maskiner og inventar	DANSKE BANK Grunde og ejendomme	DANSKE BANK Maskiner og inventar
20	Anskaffelsespris primo	7.347	2.194	5.700	1.846
	Årets tilgang	85	213	58	175
	Årets afgang	492	208	289	177
	Valutakursregulering	-10	-34	-2	-5
	Anskaffelsespris ultimo	6.930	2.165	5.467	1.839
	Opskrivninger primo	452	-	385	-
	Valutakursregulering	-9	-	-	-
	Årets tilbageførte opskrivninger	95	-	90	-
	Opskrivninger ultimo	348	-	295	-
	Af- og nedskrivninger primo	1.900	1.858	1.457	1.595
	Årets afskrivninger	56	199	41	176
	Årets nedskrivninger	8	-	-	-
	Tilbageførte af- og nedskrivninger	167	187	119	161
	Valutakursregulering	-	-26	-	-4
	Af- og nedskrivninger ultimo	1.797	1.844	1.379	1.606
	Regnskabsmæssig værdi ultimo 2003	5.481	321	4.383	233
	Regnskabsmæssig værdi ultimo 2002	5.899	336	4.628	251
	Midlertidigt overtagne ejendomme ultimo 2003 i realkredit	82			
	Midlertidigt overtagne ejendomme ultimo 2002 i realkredit	34			
	Seneste offentliggjorte ejendomsvurdering (Uvurderede ejendomme optages til anskaffelsespris)	6.456		5.273	
	Herudover er der i løbet af regnskabsåret foretaget straksafskrivninger på maskiner og inventar m.v. med i alt		214		210
	I 2002 udgjorde straksafskrivninger		279		250

		DANSKE BANK KONCERNEN		DANSKE BANK	
Note	(Mio. kr.)	2003	2002	2003	2002
21	**Egne kapitalandele optaget til markedsværdi**				
	Antal egne aktier i 1.000 styk	7.104	6.235	7.104	6.235
	Nominel beholdning af egne kapitalandele	71	62	71	62
	Regnskabsmæssig værdi	986	732	986	732
	Heraf puljeordninger	400	418	400	418
	Pct. af aktiekapital ultimo	1,0	0,9	1,0	0,9
	Egne kapitalandele optaget til 0 kr.				
	Egne kapitalandele, der er erhvervet med henblik på nedsættelse af aktiekapitalen, er nedskrevet til 0 kr. over egenkapitalen.				
	Antal egne aktier i 1.000 styk	39.410	20.324	39.410	20.324
	Nominel beholdning af egne kapitalandele	394	203	394	203
	Anskaffelsesværdi	5.000	3.000	5.000	3.000
	Pct. af aktiekapital ultimo	5,5	2,8	5,5	2,8
22	**Andre aktiver**				
	Positiv markedsværdi af afledte finansielle instrumenter	95.523	113.467	95.946	113.354
	Tilgodehavende renter og provisioner	12.692	13.009	8.718	7.633
	Udskudt skat	709	903	88	129
	Øvrige aktiver	4.049	5.131	2.898	3.196
	I alt	112.973	132.510	107.650	124.312
23	**Gæld til kreditinstitutter og centralbanker**				
	Repo-forretninger med centralbanker	8.813	833	8.813	833
	Gæld til centralbanker	69.654	81.291	69.212	81.291
	Repo-forretninger med kreditinstitutter	51.292	82.446	54.993	81.559
	Gæld til kreditinstitutter	170.121	155.003	185.197	172.454
	I alt	299.880	319.573	318.215	336.137
24	**Indlån**				
	På anfordring	212.854	214.755	187.535	186.742
	Med opsigelsesvarsel	7.479	7.447	6.247	5.287
	Tidsindskud	165.726	139.797	162.992	136.845
	Repo-indlån	48.552	17.034	48.552	16.931
	Særlige indlånsformer	49.273	48.907	49.274	48.907
	I alt	483.884	427.940	454.600	394.712
25	**Udstedte obligationer**				
	Udstedte realkreditobligationer	603.120	567.912	-	-
	Øvrige udstedte obligationer	162.227	131.833	157.401	125.437
	I alt	765.347	699.745	157.401	125.437
26	**Andre passiver**				
	Negativ markedsværdi af afledte finansielle instrumenter	103.102	123.054	102.654	121.922
	Genkøbsforpligtelse reverse-forretninger	39.890	39.399	39.178	39.399
	Skyldige renter og provisioner	17.291	18.303	2.591	2.700
	Udbytte af aktiekapital for året	4.403	3.380	4.403	3.380
	Øvrige passiver	16.627	26.473	14.346	24.344
	I alt	181.313	210.609	163.172	191.745
27	**Hensættelser til forpligtelser**				
	Tilbagebetalingspligtige reserver i ældre serier	707	832	-	-
	Pensioner og lignende forpligtelser	319	285	135	101
	Tab i forbindelse med retssager	80	103	74	87
	Øvrige hensættelser til forpligtelser	-	304	-	170
	I alt	1.106	1.524	209	358

Note

28 **Efterstillede kapitalindskud**

Efterstillede kapitalindskud er gældsforpligtelser i form af ansvarlig indskudskapital og andre kapitalindskud, som i tilfælde af bankens likvidation eller konkurs først fyldestgøres efter de almindelige kreditorkrav. Efterstillede kapitalindskud medregnes i den ansvarlige kapital m.v. i henhold til bank- og sparekasselovens §§ 21 a og 22.

Efterstillede kapitalindskud i Danske Bank A/S

Nominelt	Mio.	Rentesats	Modtaget	Forfald	Tilbagebetaling til kurs	2003 Mio. kr.	2002 Mio. kr.
Indfriede lån							5.351
USD	200	7,250	21.06.1995	2005	100	1.192	1.416
JPY	10.000	6,300	14.09.1992	2007	100	557	597
DKK	75	6,000	30.09.1999	2007	100	75	75
GBP	125	var.	22.07.1996	2007	100	1.323	1.425
GBP	75	var.	22.10.1996	2007	100	793	855
EUR	150	var.	24.11.1999	2007	100	1.117	1.114
USD	300	6,375	17.06.1998	2008	100	1.787	2.125
USD	300	var.	04.04.1997	2009	100	1.787	2.125
USD	500	7,400	11.06.1997	2010	100	2.979	3.541
EUR	700	5,750	26.03.2001	2011	100	5.211	5.197
EUR	400	5,875	26.03.2002	2015	100	2.978	2.970
EUR	500	5,125	12.11.2002	2012	100	3.722	3.711
EUR	500	4,250	20.06.2003	2016	100	3.722	-
NOK	1.770	var.	12.09.2003	2014	100	1.565	-
GBP	350	5,375	29.09.2003	2021	100	3.703	-
NOK	500	var.	22.12.2003	2014	100	442	-
Kapitalindskud i form af supplerende kapital i Danske Bank i alt						32.953	30.502

Kapitalindskud i datterselskaber, der medregnes i koncernens ansvarlige kapital

Nominelt	Mio.	Rentesats	Modtaget	Forfald	Tilbagebetaling til kurs	2003 Mio. kr.	2002 Mio. kr.
USD	100	var.	03.03.1997	Perpetual	100	596	708
Kapitalindskud i form af supplerende kapital i datterselskaber						596	708

	2003	2002
Efterstillede kapitalindskud i Danske Bank koncernen i alt	33.549	31.210
Ved opgørelse af den ansvarlige kapital er der af de samlede efterstillede kapitalindskud medregnet		
Danske Bank koncernen	32.558	29.552
Danske Bank	32.166	29.086

Omkostninger ved indfrielse og optagelse af efterstillede kapitalindskud andrager 11 mio. kr. i 2003. I 2002 udgjorde beløbet 18 mio. kr.

		DANSKE BANK KONCERNEN		DANSKE BANK	
Note	(Mio. kr.)	2003	2002	2003	2002
29	**Ægte salgs- og tilbagekøbsforretninger samt ægte købs- og tilbagesalgsforretninger (repo-/reverseforretninger)**				
	Af nedenstående aktivposter udgør ægte købs- og tilbagesalgsforretninger følgende:				
	Tilgodehavender hos kreditinstitutter og centralbanker	62.544	83.717	61.870	113.270
	Udlån	126.293	77.461	126.293	77.461
	Af nedenstående passivposter udgør ægte salgs- og tilbagekøbsforretninger følgende:				
	Gæld til kreditinstitutter og centralbanker	60.105	83.279	63.806	82.392
	Indlån	48.552	17.034	48.552	16.931
	Aktiver solgt som led i ægte salgs- og tilbagekøbsforretninger:				
	Obligationer	108.762	101.127	112.346	99.328
	Uafviklede ægte købs- og tilbagesalgsforretninger	28.936	26.022	28.936	24.674
	Uafviklede ægte salgs- og tilbagekøbsforretninger	31.631	8.551	29.904	8.221

		Tilknyttede virksomheder		Associerede virksomheder	
30	**Danske Banks mellemværende med tilknyttede og associerede virksomheder m.v.**				
	Tilgodehavender hos kreditinstitutter og centralbanker	49.560	73.993	20	21
	Udlån	7.745	10.001	811	515
	Obligationer	91.936	33.112	-	-
	Aktivposter i alt	149.241	117.106	831	536
	Gæld til kreditinstitutter	20.728	19.339	17	8
	Indlån	884	1.265	441	437
	Udstedte obligationer*)	60.243	73.305	-	-
	Passivposter i alt	81.855	93.909	458	445

*) Beløbet repræsenterer midler fra Danske Corporation hidrørende fra salg af commercial paper notes på det amerikanske marked.

Note

31 **Undladelse af kursregulering**

Danske Bank koncernen vurderer løbende den renterisikomæssige afdækning af koncernens portefølje af henholdsvis fastforrentede aktiver og passiver. Beholdningerne afdækkes helt eller delvist med finansielle instrumenter, således at renterisikoen på de afdækkede beholdninger opgjort pr. valuta svarer til renterisikoen på de afdækkende finansielle instrumenter, ligeledes opgjort pr. valuta.

I medfør af regnskabsreglerne for pengeinstitutter skal koncernens udlån værdiansættes til anskaffelsesværdi eller en lavere værdi. Opskrivning til markedsværdi udover anskaffelsesprisen er således ikke tilladt. En række af disse udlån er renterisikomæssigt afdækket med afledte finansielle instrumenter (swaps) og værdiregulering af disse instrumenter er herved undladt i overensstemmelse med regnskabsreglerne. Koncernen har derfor undladt at udgiftsføre 2.193 mio. kr. i 2003 og 1.804 mio. kr. i 2002. Med virkning for 1. januar 2003 markedsværdiansættes unoterede obligationer, hvorfor der ikke længere foretages undladelse af kursregulering af afdækningsforretninger.

Renterisikoen på fastforrentede passiver, der som følge af regnskabsreglerne ikke værdireguleres, er for så vidt angår passiver med lang løbetid afdækket med afledte finansielle instrumenter (swaps). Kursregulering af disse afdækkende instrumenter skal undlades. Koncernen har derfor undladt at indtægtsføre 1.555 mio. kr. i 2003 og 2.918 mio. kr. i 2002.

(Mio. kr.)	2003				2002		
Danske Bank koncernen	Købspris	Bogført værdi	Markeds-værdi	Nominel værdi	Bogført værdi	Markeds-værdi	Nominel værdi
Aktiver							
Udlån	74.188	74.188	76.381	74.188	53.509	55.293	53.419
Obligationer	-	-	-	-	18.398	18.418	17.594
I alt	74.188	74.188	76.381	74.188	71.907	73.711	71.013
Renterisikoafdækkende finansielle instrumenter							
Swaps			2.193	78.359		1.804	70.856
Passiver							
Indlån	-	24.203	24.882	24.203	1.206	1.341	1.206
Udstedte obligationer m.v.	-	9.463	9.612	9.463	5.538	5.970	5.538
Efterstillede kapitalindskud	-	25.901	26.628	25.901	21.024	23.376	21.024
I alt	-	59.567	61.122	59.567	27.768	30.687	27.768
Renterisikoafdækkende finansielle instrumenter							
Swaps			1.555	62.493		2.918	27.769

Fastforrentede udlån i realkreditvirksomheden er afdækket ved udstedelse af realkreditobligationer, som ikke værdireguleres. Efter tilladelse fra Finanstilsynet foretages der ligeledes ikke værdiregulering af de fastforrentede realkreditudlån. De ovenfor nævnte fastforrentede aktiver og passiver indeholder derfor ikke fastforrentede realkreditudlån og udstedte realkreditobligationer.

Danske Bank	Købspris	Bogført værdi	Markeds-værdi	Nominel værdi	Bogført værdi	Markeds-værdi	Nominel værdi
Aktiver							
Udlån	62.056	62.056	63.302	62.056	47.077	48.427	47.077
Obligationer	-	-	-	-	18.398	18.417	17.594
I alt	62.056	62.056	63.302	62.056	65.475	66.844	64.671
Renterisikoafdækkende finansielle instrumenter							
Swaps			1.246	67.506		1.369	65.264
Passiver							
Indlån	-	24.203	24.882	24.203	1.206	1.341	1.206
Udstedte obligationer m.v.	-	4.661	4.792	4.661	3.647	4.055	3.647
Efterstillede kapitalindskud	-	25.901	26.628	25.901	21.024	23.375	21.024
I alt	-	54.765	56.302	54.765	25.877	28.771	25.877
Renterisikoafdækkende finansielle instrumenter							
Swaps			1.537	57.605		2.894	25.878

Noter til ikke-balanceførte poster

Note	(Mio. kr.)	DANSKE BANK KONCERNEN 2003	DANSKE BANK KONCERNEN 2002	DANSKE BANK 2003	DANSKE BANK 2002
32	**Garantier m.v.**				
	Finansgarantier	21.564	21.745	64.326	61.907
	Øvrige garantier	58.348	61.920	115.467	131.762
	Accepter og endossementsforpligtelser m.v.	53	1.692	53	1.692
	I alt	79.965	85.357	179.846	195.361
33	**Andre forpligtelser**				
	Uigenkaldelige kredittilsagn	105.051	91.722	97.590	86.867
	Øvrige forpligtelser	975	4.046	860	1.177
	I alt	106.026	95.768	98.450	88.044

34 **Eventualforpligtelser**

Danske Bank koncernens størrelse og forretningsomfang indebærer, at koncernen til stadighed er part i diverse retssager.

De verserende retssager forventes ikke at få væsentlig indflydelse på Danske Bank koncernens økonomiske stilling.

Et begrænset antal medarbejdere er ansat på vilkår, som medfører, at de, såfremt de afskediges før opnåelse af pensionstidspunktet, har krav på en ekstraordinær fratrædelses- og/eller pensionsgodtgørelse ud over sædvanlige ansættelsesvilkår.

Banken hæfter solidarisk for betaling af selskabsskatten i de selskaber, der indgår i sambeskatningen. Banken er fællesregistreret for lønsumsafgift og moms med alle væsentlige 100 pct. ejede danske datterselskaber og hæfter solidarisk for afregning heraf.

Udover den i balancen afsatte udskudte skat påhviler der eventualskat på 236 mio. kr. vedrørende aktier i tilknyttede selskaber ejet under 3 år. I 2002 androg beløbet 192 mio. kr.

Pensionsforpligtelser

Koncernens pensionsforpligtelser består hovedsageligt af bidragsbaserede pensionsordninger, hvor der sker indbetaling til forsikringsselskaber m.v. Sådanne indbetalinger udgiftsføres løbende.

Visse pensionsforpligtelser afdækkes i firmapensionskasser, men betragtes i henhold til internationale regnskabsstandarder som ydelsesbaserede forpligtelser. Disse pensionsforpligtelser opgøres på grundlag af en aktuarmæssig beregning baseret på lokale tilsynsmyndigheders regler. Forskellen mellem den enkelte pensionskasses aktiver og pensionsforpligtelser udgiftsføres, såfremt denne er negativ.

Firmapensionskasser (Mio. kr.)	DANSKE BANK KONCERNEN		DANSKE BANK	
	2003	2002	2003	2002
Dagsværdi af aktiver	2.337	2.339	1.099	1.012
Pensionsforpligtelser	2.087	1.990	1.066	954
Dækning	250	350	33	58
Rentebærende aktiver pr. 31.12.	92%	94%	83%	82%

Endvidere eksisterer i udenlandsk datterselskab ydelsesbaserede pensionsordninger, der ikke er afdækkede. De aktuarmæssigt opgjorte pensionsforpligtelser er indregnet i balancen pr. 31. december 2003 med netto 184 mio. kr. (2002: netto 178 mio. kr.).

Der er ved de aktuarmæssige beregninger anvendt følgende gennemsnitlige vægtede renter/procenter:

	Danmark		Norge		Sverige	
	2003	2002	2003	2002	2003	2002
Diskonteringsrente*	5,4%	6,3%	6,0%	6,0%	4,5%	4,5%
Lønstignings- og pensionsstigningsprocent	2,5%	2,5%	3,0%	3,0%	2,9%	3,4%

* Diskonteringsrenten i Danmark og Sverige er opgjort efter skat.

35 **Nærtstående parter**

Nærtstående parter omfatter koncernens direktion, bestyrelse, associerede virksomheder samt det ikke konsoliderede datterselskab Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999.

I 2003 har der ikke været usædvanlige transaktioner med nærtstående parter. Koncerninterne omstruktureringer er foretaget til markedspris.

Lønninger, vederlag mv. til direktion og bestyrelse fremgår af note 7. Lån mv. til direktion og bestyrelse fremgår af note 15.
I koncernoversigten fremgår koncernens samlede gæld og tilgodehavender mv. med de associerede virksomheder.

Danske Bank koncernen varetager IT-drift og udvikling, porteføljeforvaltning, værdipapirhandel og ejendomsadministration for Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999.

Noter til pengestrømsopgørelse

		DANSKE BANK KONCERNEN	
Note	(Mio. kr.)	2003	2002
36	**Regulering for ikke kontante driftsposter, afskrivninger og hensættelser**		
	Periodeafgrænsningsposter, netto	-396	80
	Af- og nedskrivninger på immaterialle aktiver	12	-
	Af- og nedskrivninger på materialle aktiver	263	316
	Afskrivninger og hensættelser på debitorer	1.662	1.420
	Kursregulering af kapitalinteresser	-2.034	-1.076
	Selskabsskat, netto	374	81
	Reguleringer i øvrigt	-1.098	-764
	I alt	-1.217	57
37	Likvider		
	Likvider primo		
	Kassebeholdning og anfordringstilgodehavender	8.972	4.350
	Tilgodehavende hos kreditinstitutter	77.823	48.471
	Værdipapirer	407.619	347.513
	I alt	494.414	400.334
	Likvider ultimo		
	Kassebeholdning og anfordringstilgodehavender	4.346	8.972
	Tilgodehavende hos kreditinstitutter	64.070	77.823
	Værdipapirer	440.066	407.619
	I alt	508.482	494.414

Resultatopgørelse eksklusiv opsparing i puljer

	DANSKE BANK KONCERNEN		DANSKE BANK	
(Mio. kr.)	2003	2002	2003	2002
Renteindtægter	66.120	69.228	32.840	36.214
Renteudgifter	45.711	50.069	18.464	22.578
Netto renteindtægter	20.409	19.159	14.376	13.636
Udbytte af kapitalandele	91	91	74	60
Gebyrer og provisionsindtægter	7.514	7.390	6.691	6.351
Afgivne gebyrer og provisionsudgifter	1.462	1.335	1.214	1.053
Netto rente- og gebyrindtægter	26.552	25.305	19.927	18.994
Kursreguleringer	-713	675	-439	165
Andre ordinære indtægter	1.237	1.230	909	871
Udgifter til personale og administration	14.451	15.009	11.420	11.547
Af- og nedskrivninger på immaterielle og materielle aktiver	489	591	439	508
Andre ordinære udgifter	24	34	10	27
Tab og hensættelser på debitorer	1.662	1.420	1.430	1.312
Resultat af kapitalandele i associerede og tilknyttede virksomheder	2.586	1.008	5.938	4.528
Resultat før skat	13.036	11.164	13.036	11.164
Skat	3.750	2.922	3.750	2.922
Årets resultat	9.286	8.242	9.286	8.242

Noter

Renteindtægter				
Tilgodehavender hos kreditinstitutter og centralbanker	5.566	7.181	5.614	6.562
Udlån	49.728	53.051	18.197	21.451
Obligationer	14.154	12.147	12.339	11.081
Afledte finansielle instrumenter i alt	-3.599	-3.331	-3.372	-2.926
Andet	272	180	62	46
I alt	66.121	69.228	32.840	36.214
Renteudgifter				
Heraf:				
Rente til indlån	8.042	11.437	6.458	8.799
Kursreguleringer				
Obligationer	-2.290	2.073	-2.006	2.034
Aktier	591	-286	537	-527
Fastforrentede udlån	-249	157	-245	127
Valuta	746	611	660	548
Afledte finansielle instrumenter	489	-1.880	615	-2.017
I alt	-713	675	-439	165

Balance eksklusiv opsparing i puljer

(Mio. kr.)	DANSKE BANK KONCERNEN 2003	2002	DANSKE BANK 2003	2002
AKTIVER				
Kassebeholdning og anfordringstilgodehavender hos centralbanker	9.949	17.565	9.407	11.380
Tilgodehavender hos kreditinstitutter og centralbanker	166.117	199.620	210.737	249.655
Udlån	1.020.618	948.346	442.428	404.387
Obligationer	460.807	401.043	329.423	266.818
Aktier m.v.	3.043	3.164	2.622	2.849
Kapitalandele i associerede virksomheder m.v.	1.423	1.673	1.036	1.273
Kapitalandele i tilknyttede virksomheder	13.307	11.604	47.623	44.533
Immaterielle aktiver	64	-	64	-
Materielle aktiver	5.884	6.269	4.616	4.879
Egne kapitalandele	587	314	587	314
Andre aktiver	112.672	132.007	107.349	123.809
Periodeafgrænsningsposter	1.349	982	1.300	879
Aktiver i alt	1.795.820	1.722.587	1.157.192	1.110.776
PASSIVER				
Gæld til kreditinstitutter og centralbanker	299.880	319.573	318.215	336.137
Indlån 1)	453.646	398.975	424.362	365.747
Udstedte obligationer	765.347	699.745	157.401	125.437
Andre passiver	181.237	210.608	163.096	191.744
Periodeafgrænsningsposter	595	624	505	532
Hensættelser til forpligtelser	1.106	1.524	209	358
Efterstillede kapitalindskud	33.549	31.210	32.953	30.502
Minoritetsinteresser	9	9	-	-
Egenkapital	60.451	60.319	60.451	60.319
Passiver i alt	1.795.820	1.722.587	1.157.192	1.110.776
IKKE-BALANCEFØRTE POSTER				
Garantier m.v.	79.965	85.357	179.846	195.361
Andre forpligtelser	106.026	95.768	98.450	88.044
Ikke-balanceførte poster i alt	185.991	181.125	278.296	283.405
1) Heraf kontantindestående fra pensionspuljer	812	1.178	812	1.178

(Mio. kr.)	Pensionspuljer 2003	Pensionspuljer 2002	Børneopsparingspuljer 2003	Børneopsparingspuljer 2002	I alt 2003	I alt 2002
RESULTATOPGØRELSE						
Renteindtægter						
Kontantindestående	9	14	-	-	9	14
Indeksobligationer	218	190	6	2	224	192
Øvrige obligationer	864	928	20	10	884	938
I alt	1.091	1.132	26	12	1.117	1.144
Udbytte aktier m.v.	141	134	3	1	144	135
I alt	141	134	3	1	144	135
Kursreguleringer						
Indeksobligationer	37	154	1	2	38	156
Øvrige obligationer m.v.	-155	493	-4	5	-159	498
Aktier m.v.	1.520	-2.628	36	-29	1.556	-2.657
Valuta	-691	-923	-16	-10	-707	-933
I alt	711	-2.904	17	-32	728	-2.936
Gebyrer og provisionsudgifter	281	304	7	3	288	307
Puljernes resultat	1.662	-1.942	39	-22	1.701	-1.964
BALANCE						
Aktiver						
Kontantindestående	793	1.150	19	28	812	1.178
Indeksobligationer	4.174	3.997	99	97	4.273	4.094
Øvrige obligationer m.v.	16.415	17.128	388	415	16.803	17.543
Egne aktier	391	408	9	10	400	418
Øvrige aktier m.v.	8.340	6.256	197	152	8.537	6.408
Investeringsforeningsandele	301	503	-	-	301	503
Aktiver i alt	30.414	29.442	712	702	31.126	30.144
Passiver						
Samlet indlån	30.338	29.441	712	702	31.050	30.143
Andre passiver	76	1	-	-	76	1
Passiver i alt	30.414	29.442	712	702	31.126	30.144
Gennemsnitlig indlån	28.618	31.070	687	721	29.305	31.791

Hovedtal i valuta

DANSKE BANK KONCERNENS HOVEDTAL	USD		EUR	
(Mio.)	2003	2002	2003	2002
RESULTATOPGØRELSE I SAMMENDRAG				
Nettorenteindtægter fra bankaktiviteter mv.	2.621	2.239	2.098	2.130
Gebyrer og provisioner, netto	1.001	825	801	785
Indtægter fra handelsaktiviteter	543	418	435	408
Øvrige basisindtægter	190	180	151	172
Basisindtjening fra forsikringsaktiviteter	169	159	135	150
Basisindtægter i alt	4.524	3.821	3.620	3.645
Driftsomkostninger og afskrivninger	2.488	2.187	1.991	2.086
Basisindtjening før hensættelser	2.036	1.634	1.629	1.559
Tab og hensættelser på debitorer	279	201	223	191
Basisindtjening	1.757	1.433	1.406	1.368
Beholdningsindtjening	431	143	345	136
Resultat før skat	2.188	1.576	1.751	1.504
Skat	629	412	504	394
Årets resultat	1.559	1.164	1.247	1.110
Heraf minoritetsinteressers andel	-	-	-	-
BALANCE (Mia.)				
Aktiver				
Tilgodehavende kreditinstitutter mv.	29,5	30,7	23,6	29,3
Bankudlån	87,8	67,6	70,3	64,5
Realkreditudlån	83,5	66,2	66,8	63,2
Obligationer og aktier	82,8	61,0	66,3	58,2
Øvrige aktiver	22,9	21,7	18,3	20,7
Aktiver i alt	306,5	247,2	245,3	235,9
Passiver				
Gæld til kreditinstitutter	50,4	45,1	40,3	43,0
Indlån	81,2	60,4	65,0	57,6
Øvrige passiver	30,7	30,0	24,6	28,7
Udstedte obligationer mv.	128,5	98,8	102,8	94,3
Efterstillede kapitalindskud	5,6	4,4	4,5	4,2
Egenkapital	10,2	8,5	8,1	8,1
Passiver i alt	306,5	247,2	245,3	235,9
IKKE-BALANCEFØRTE POSTER				
Garantier mv.	13,4	12,1	10,7	11,5
Andre forpligtelser	17,8	13,5	14,3	12,9
Ikke-balanceførte poster i alt	31,2	25,6	25,0	24,4
Valutakurser ultimo	5,9576	7,0822	7,4446	7,4243

Koncernoversigt

	Selskabskapital ultimo 2003 1.000 enheder	Årets resultat Mio. kr.	Egenkapital ultimo 2003 Mio. kr.	Andel af kapitalen Pct.
Danske Bank A/S, København	7.116.758 DKK	9.286	60.451	
KONSOLIDEREDE DATTERVIRKSOMHEDER				
Realkredit Danmark A/S, København	625.000 DKK	1.918	27.237	100
home a/s, København	15.000 DKK	-	-	100
Danske Bank International S.A., Luxembourg	90.625 EUR	86	1.068	100
Firstnordic Fund Management Company S.A., Luxembourg	125 EUR	-	-	100
DDB Fokus Invest AS, Trondheim	1.300.000 NOK	279	4.330	100
Fokus Bank ASA, Trondheim	1.499.467 NOK	-	-	100
Fokus Kreditt AS, Oslo	1.300.000 NOK	-	-	100
Firstnordic Fondene AS, Trondheim	6.000 NOK	-	-	100
Fokus Eiendomsmegling AS, Skien	1.000 NOK	-	-	100
DDB Invest AB, Linköping	100.000 SEK	55	346	100
Firstnordic Fonder AB, Stockholm	1.000 SEK	-	-	100
Byggnads AB Slaget under likvidation, Stockholm	100 SEK	-	-	100
Östgöta Enskilda BFH AB, Linköping	100 SEK	-	-	100
BK Fri AB, Stockholm	100 SEK	-	-	100
Danske Securities AB, Stockholm	300.000 SEK	-	-	100
Bokredit i Sverige AB, Stockholm	43.000 SEK	-	-	100
Danske Bank Polska S.A., Warszawa	42.225 PLN	18	335	97
Danske Markets Inc., Delaware	2.000 USD	11	25	100
Nordania Finans A/S, Birkerød	5.700 DKK	56	276	100
HandelsFinans A/S, København	110.000 DKK	59	249	100
Danske Corporation, Delaware, U.S.A.	4 USD	-	1	100
Danske Private Equity A/S, København	5.000 DKK	6	52	100
Danske Capital Finland Oy, Helsinki	1.000 EUR	9	26	100
Firstnordic Rahastoyhtiö Oy, Tampere	350 EUR	-	-	100
KHB VI A/S, København	111.700 DKK	5	189	100
DDB-Ejendomsselskab af 1. januar 1990 A/S, København	35.700 DKK	30	61	100
BG Investeringsselskab af 10/10 1991 ApS, København	300 DKK	-	14	100
Medicon Valley Capital II K/S, København	8.220 DKK	-4	4	99
Ejendomsaktieselskabet Virum-Vang, København	2.000 DKK	3	76	100
Ejendomsaktieselskabet Tårbæk Vang, København	1.000 DKK	-	-	100
A/S Forma Ejendomsselskab, København	1.000 DKK	-	-	100
Ejendomsselskabet SJ af 1/7 1990 A/S, København	10.300 DKK	-	-	100
Ejendomsselskabet Aros A/S, Århus	10.000 DKK	1	28	100
DB I A/S, København	500 DKK	-	1	100
DB II A/S, København	500 DKK	-	1	100
DB III A/S, København	500 DKK	-	1	100
DB IV A/S, København	500 DKK	-	1	100
DDB VI A/S, København	500 DKK		2	100
		11.818	94.774	
Danske Banks andel i dattervirksomheder		2.564	34.323	
Ændringer i koncernstrukturen		32	-	
Danske Bank koncernen i alt		9.286	60.451	
IKKE KONSOLIDEREDE DATTERVIRKSOMHEDER				
Forsikringsselskaber				
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999, København	1.000.000 DKK	1.712	13.307	100
Danica Pension, Livsforsikringsaktieselskab, København				
Selskabet har 7 datterselskaber				
Andre virksomheder 1)				
A/S Conair i likvidation, København	20.000 DKK	-2	8	52
Omegadane SARL, Paris	8 EUR	1	-	100

Den konsoliderede koncerns gæld udgør 544 mio. kr., og tilgodehavender udgør 15 mio. kr. Forpligtelser, ført under ikke-balanceførte poster, udgør 75 mio. kr.

1) Erhvervet i forbindelse med tabsbegrænsende foranstaltning. Bogført værdi i alt 0,1 mio. DKK.

Koncernoversigt

ASSOCIEREDE VIRKSOMHEDER	Selskabskapital ultimo året 2003 1.000 enheder	Årets resultat *) Mio. kr.	Egen-kapital *) Mio. kr.	Konsolideret koncerns andel af kapitalen Pct.
DMdata a/s, København	50.000 DKK	101	251	50,0
Ejendomsaktieselskabet af 22. juni 1966, København	500 DKK	1	8	50,0
Investeringsselskabet af 23. marts 2001 A/S	10.500 DKK	384	548	48,7
Multidata Holding A/S, Ballerup	20.091 DKK	-	-	43,7
Meglerhuset Nylander AS, Trondheim	620 NOK	-2	6	40,0
Nordenfjeldske Livsforsikring AS, Trondheim	30.000 NOK	21	37	39,0
GrønlandsBANKEN, Aktieselskab, Nuuk	180.000 DKK	74	531	36,5
Medicon Valley Capital Denmark K/S, København	134.645 DKK	-13	59	36,5
Luxembourg International Consulting S.A., Luxembourg	372 EUR	-	-	33,3
MVC Holding Ab, Göteborg	100 SEK	-	-	33,3
Medicon Valley Capital Management AB, Sverige	472 DKK	1	5	32,6
LR Kredit A/S, København	150.000 DKK	165	3.386	31,1
Aktieselskabet Reinholdt W. Jorck, København	81.000 DKK	46	451	28,0
Dankort A/S, Ballerup	40.183 DKK	2	62	25,9
PBS Holding A/S, Ballerup	100.457 DKK	311	278	25,9
PBS International Holding A/S, Ballerup	20.091 DKK	-	-	25,9
gatetrade.net A/S, København	20.004 DKK	-31	45	25,0
Realkreditnettet A/S, København	11.000 DKK	-23	19	25,0
DADES A/S, Lyngby-Taarbæk	505.150 DKK	224	2.543	24,1
Danmarks Transport Center A/S, Vejle	200.000 DKK	8	141	20,0

Den konsoliderede koncerns gæld udgør 364 mio. kr., og tilgodehavender udgør 789 mio. kr.

ØVRIGE SELSKABER, HVORI KONCERNEN BESIDDER MERE END 10 PCT. AF SELSKABSKAPITALEN				
Horsens Grundfinansiering A/S, Horsens	8.150 DKK	-	12	38,8
Danske Venture Partners Seed K/S, København	177.545 DKK	-24	98	18,1
Dansk Kapitalanlæg Aktieselskab, København	422.000 DKK	12	1.516	18,1
P-DD 2002 A/S (Dansk Droge), København	86.350 DKK	-5	168	17,7
Nordic Equity Partners II, Jersey	17.750 DKK	-12	106	16,9
Denerco Oil A/S, Hørsholm	153.000 DKK	117	526	15,0
Dansk Erhvervs Investering A/S, København	330.000 DKK	-161	931	14,8
Bella Center A/S, København	129.884 DKK	53	307	14,0
Københavns Fondsbørs A/S, København	40.000 DKK	63	297	13,9
Værdipapircentralen A/S, Taastrup	40.000 DKK	33	235	13,9
Trøndelag Vekst, Trondheim	66.000 NOK	-11	88	13,7
P-LR 1999 A/S (Løgstør Rør), København	56.800 DKK	-5	20	13,5
P-LP 1999 A/S (Louis Poulsen), København	260.000 DKK	41	352	13,5
P-N 2001 A/S, (Vest-Wood), København	143.623 DKK	124	261	13,4
P-M 2000 A/S (Sound Holding), København	330.263 DKK	-15	197	13,4
P-N 2000 A/S (Novadan), København	40.622 DKK	3	47	13,3
Viking Ship Finance Ltd., Zurich	30.000 CHF	3	68	12,0

Den konsoliderede koncerns gæld udgør 95 mio. kr., og tilgodehavender udgør 42 mio. kr.

Herudover besidder koncernen mindst 10% af kapitalen i 31 selskaber, hvor beholdningen er værdiansat under 1 mio. kr.

*) Ifølge selskabets seneste årsregnskab.

Hovedtal for Danske Bank koncernen

HOVEDTAL FRA RESULTATOPGØRELSEN (Mio. kr.)	2003	2002	2001	2000	1999
Nettorenteindtægter	20.265	19.023	18.606	10.719	9.738
Nettorente- og gebyrindtægter	26.552	25.305	25.289	15.748	13.664
Kursreguleringer	-713	675	1.563	1.785	255
Andre ordinære indtægter	1.237	1.230	1.260	1.062	1.206
Driftsomkostninger og afskrivninger	14.964	15.634	16.416	12.599	9.257
Tab og hensættelser på debitorer	1.662	1.420	1.752	454	489
Resultat af kapitalandele i associerede og tilknyttede virksomheder	2.586	1.008	1.446	1.114	942
Resultat før skat	13.036	11.164	11.390	6.656	6.321
Skat	3.750	2.922	2.677	1.940	1.293
Årets resultat	9.286	8.242	8.713	4.716	5.028

HOVEDTAL FRA BALANCEN (Mia. kr.)					
Udlån	1.021	948	924	864	381
Obligationer og aktier	494	433	356	259	147
Gæld til kreditinstitutter og centralbanker	300	320	241	213	158
Indlån	484	428	400	367	266
Udstedte obligationer	765	700	673	563	150
Efterstillede kapitalindskud	34	31	32	30	21
Egenkapital	60	60	57	51	31
Aktiver i alt	1.826	1.752	1.539	1.363	701

NØGLETAL						
1.	Solvensprocent	11,0	10,5	10,3	9,6	11,0
2.	Kernekapitalprocent	7,7	7,6	7,3	6,8	7,4
3.	Egenkapitalforrentning før skat (pct.)	21,6	19,0	21,1	16,4	20,7
4.	Egenkapitalforrentning efter skat (pct.)	15,4	14,0	16,1	11,6	16,4
5.	Indtjening pr. omkostningskrone	1,78	1,65	1,63	1,51	1,65
6.	Renterisiko (pct.)	2,6	1,6	3,3	3,3	3,8
7.	Valutaposition (pct.)	8,3	4,5	2,8	2,8	4,9
8.	Valutarisiko (pct.)	0,1	0,1	0,1	0,1	0,1
9.	Overdækning i forhold til lovkrav om likviditet (pct.)	193,7	192,1	159,4	102,9	125,5
10.	Summen af store engagementer (pct.)	154,8	140,9	109,5	70,5	255,0
11.	Hensættelsesprocent	1,1	1,2	1,3	1,5	2,3
12.	Årets tab og hensættelsesprocent	0,2	0,1	0,2	0,1	0,1
13.	Årets udlånsvækst (pct.)	7,6	2,6	6,9	126,9	25,7
14.	Udlån i forhold til egenkapital	16,9	15,7	16,2	17,0	12,5

Nøgletallene er defineret i Finanstilsynets bekendtgørelse om pengeinstitutters regnskabsaflæggelse.

Hovedtal for Danske Bank

HOVEDTAL FRA RESULTATOPGØRELSEN (Mio. kr.)	2003	2002	2001	2000	1999
Nettorenteindtægter	14.232	13.500	13.370	8.512	7.927
Nettorente- og gebyrindtægter	19.927	18.994	19.305	13.228	11.630
Kursreguleringer	-439	165	1.188	1.592	122
Andre ordinære indtægter	909	871	891	862	972
Driftsomkostninger og afskrivninger	11.869	12.082	12.860	10.990	8.115
Tab og hensættelser på debitorer	1.430	1.312	1.507	379	311
Resultat af kapitalandele i associerede og tilknyttede virksomheder	5.938	4.528	4.373	2.348	1.980
Resultat før skat	13.036	11.164	11.390	6.661	6.278
Skat	3.750	2.922	2.677	1.940	1.293
Årets resultat	9.286	8.242	8.713	4.721	4.985

HOVEDTAL FRA BALANCEN (Mia. kr.)					
Udlån	442	404	411	294	238
Obligationer og aktier	363	298	248	134	135
Gæld til kreditinstitutter og centralbanker	318	336	270	177	166
Indlån	455	395	374	258	242
Udstedte obligationer	157	125	128	83	65
Efterstillede kapitalindskud	33	31	31	22	20
Egenkapital	60	60	57	51	30
Aktiver i alt	1.188	1.140	974	699	597

NØGLETAL						
1.	Solvensprocent	15,8	15,0	14,3	14,6	12,1
2.	Kernekapitalprocent	11,1	10,9	10,2	11,2	8,2
3.	Egenkapitalforrentning før skat (pct.)	21,6	19,0	21,1	16,4	20,7
4.	Egenkapitalforrentning efter skat (pct.)	15,4	14,0	16,1	11,6	16,4
5.	Indtjening pr. omkostningskrone	1,98	1,83	1,79	1,59	1,75
6.	Renterisiko (pct.)	2,2	1,5	2,9	1,8	3,6
7.	Valutaposition (pct.)	8,2	3,7	2,7	4,8	5,0
8.	Valutarisiko (pct.)	0,1	0,1	0,1	0,1	0,1
9.	Udlån plus hensættelser herpå i forhold til indlån (pct.)	99,5	104,9	112,8	117,4	101,9
10.	Overdækning i forhold til lovkrav om likviditet (pct.)	215,2	182,1	157,6	83,6	122,0
11.	Summen af store engagementer (pct.)	149,6	140,0	107,7	70,5	268,1
12.	Andel af tilgodehavender med nedsat rente (pct.)	0,5	0,5	0,4	0,4	0,4
13.	Hensættelsesprocent	1,7	1,7	1,8	2,1	2,3
14.	Årets tab og hensættelsesprocent	0,2	0,2	0,2	0,2	0,1
15.	Årets udlånsvækst (pct.)	9,4	-1,7	39,7	23,6	11,9
16.	Udlån i forhold til egenkapital	7,3	6,7	7,2	5,8	7,8
17.	Årets resultat pr. aktie (100 kr.)	128,6	112,6	116,9	73,3	94,2
18.	Indre værdi pr. aktie (100 kr.)	849	824	780	671	575
19.	Udbytte pr. aktie (100 kr.)	66	48	48	45	25
20.	Børskurs/årets resultat pr. aktie	10,8	10,4	11,6	19,4	8,6
21.	Børskurs/indre værdi pr. aktie	1,63	1,43	1,73	2,12	1,41

Nøgletallene er defineret i Finanstilsynets bekendtgørelse om pengeinstitutters regnskabsaflæggelse.

Ledelseshverv – bestyrelse

Ved bankens ordinære generalforsamling den 25. marts 2003 blev adm. direktør Alf Duch-Pedersen og direktør Henning Christophersen genvalgt og professor Claus Vastrup valgt til bestyrelsen. Direktør Bent M. Hansen ønskede ikke genvalg. Bestyrelsen konstituerede sig ved genvalg af direktør Poul J. Svanholm som formand og direktør Jørgen Nue Møller og adm. direktør Alf Duch-Pedersen som næstformænd.

Direktør Poul J. Svanholm meddelte i maj 2003, at han i forbindelse med sin 70 års fødselsdag, den 7. juni, ønskede at træde tilbage fra sine hverv i Danske Bank pr. 1. juli. Bestyrelsen konstituerede sig herefter ved valg af adm. direktør Alf Duch-Pedersen som formand, genvalg af direktør Jørgen Nue Møller som næstformand og nyvalg af direktør Eivind Kolding som næstformand.

I henhold til bank- og sparekasselovens § 33, stk. 3, skal årsrapporten i børsnoterede pengeinstitutter indeholde oplysninger om de ledelseshverv, som pengeinstitutternes bestyrelses- og direktionsmedlemmer beklæder i andre danske aktieselskaber, bortset fra 100 pct. ejede dattervirksomheder.

I oversigten er endvidere anført andre væsentlige hverv for bestyrelsens medlemmer.

I henhold til lov om finansiel virksomhed (lovbekendtgørelse nr. 660 af 7. august 2002), § 30, stk. 2, skal årsrapporten tillige indeholde oplysninger om visse af de ledelseshverv, som pengeinstituttets direktionsmedlemmer har beklædt i regnskabsåret.

Om bestyrelses- og direktionsmedlemmerne i Danske Bank A/S er følgende oplyst på tidspunktet for årsrapportens trykning:

Adm. direktør Alf Duch-Pedersen
Danisco A/S

Født den 15.08.1946
Indtrådt i bestyrelsen den 23.03.1999. Senest genvalgt i 2003

Bestyrelsesmedlem i:
Dansk Industri
Group4Falck A/S (næstformand)

Direktør Jørgen Nue Møller

Født den 30.06.1944
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
Carl Bro as (næstformand)
Fonden Realdania (formand)
Nordisk Byggedag (næstformand)

Direktør Eivind Kolding
A.P. Møller-Mærsk

Født den 16.11.1959
Indtrådt i bestyrelsen den 27.03.2001

Bestyrelsesmedlem i:
Danmarks Skibskreditfond (næstformand)
The Maersk Company Limited, London

Tømrermester Poul Christiansen

Født den 02.04.1937
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
A/S Hindsgavl (næstformand)
Kuben A/S
Fonden Realdania (næstformand)

Direktør Henning Christophersen
Kreab Brussels

Født den 08.11.1939
Indtrådt i bestyrelsen den 26.03.1996. Senest genvalgt i 2003

Bestyrelsesmedlem i:
Scania Danmark A/S
Rockwoolfonden
Ørestadsselskabet I/S (formand)
The Energy Charter Treaty Conference, Bruxelles (formand)
The European Institute for Public Administration, Maastricht (formand)

Gårdejer Hans Hansen
Dan-Corn Holding ApS
Aldumgaard ApS

Født den 16.05.1953
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
Agriholding A/S
Agriinvest Holding A/S
Danish Crown AmbA
Innovations- og Driftsselskabet for Forskerpark Foulum A/S

Kabinetssekretær,
dr. jur. Niels Eilschou Holm

Født den 28.07.1937
Indtrådt i bestyrelsen den 24.03.1987. Senest genvalgt i 2000

Bestyrelsesmedlem i:
Aktieselskabet Kjøbenhavns Sommer-Tivoli (formand)

Adm. direktør Peter Højland
Transmedica A/S

Født den 09.07.1950
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
Amrop-Hever A/S (formand)
Danisco A/S
Knud Wexøe A/S
Muusmann A/S Research & Consulting
Nordicom A/S
PARKEN Sport & Entertainment A/S
Transmedica Holding A/S (formand)
Bikuben fondene (formand)
Center for Ledelse (næstformand)

Professor, dr. polit. Niels Chr. Nielsen
Handelshøjskolen i København

Født den 14.01.1942
Indtrådt i bestyrelsen den 05.04.1990. Senest genvalgt i 2001

Bestyrelsesmedlem i:
COWI Rådgivende Ingeniører AS
Grundfos A/S
Grundfos Finance A/S
Grundfos Management A/S
Otto Mønsted Aktieselskab
Poul Due Jensen's Fond
Oticon Fonden, William Demants og Hustru Ida Emilies Fond

Adm. direktør Sten Scheibye
Coloplast A/S

Født den 03.10.1951
Indtrådt i bestyrelsen den 31.03.1998. Senest genvalgt i 2002

Bestyrelsesmedlem i:
Novo Nordisk A/S
Dansk Industri
Plastindustrien i Danmark

Professor Majken Schultz
Handelshøjskolen i København

Født den 28.10.1958
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
Carl Bro as
Fonden Realdania
Reputation Institute, New York

Professor, dr. oecon. Claus Vastrup
Aarhus Universitet

Født den 24.03.1942
Ministerudnævnt medlem af bestyrelsen 01.01.1995-31.12.2002
Valgt på generalforsamling 2003

Direktør Birgit Aagaard-Svendsen
J. Lauritzen A/S

Født den 29.02.1956
Indtrådt i bestyrelsen den 28.03.1995. Senest genvalgt i 2002

Bestyrelsesmedlem i:
Columbus IT Partner A/S
Danmarks Radio

Privatrådgiver Tove Abildgaard
Danske Bank A/S

Født den 19.05.1949
Indtrådt i bestyrelsen den 19.03.2002

Bestyrelsesmedlem i:
Danske Kreds

Bankassistent Helle Brøndum
Danske Bank A/S

Født den 26.09.1952
Indtrådt i bestyrelsen den 19.03.2002

Bestyrelsesmedlem i:
Danske Kreds

Bankassistent Bolette Holmgaard
Danske Bank A/S

Født den 12.08.1954
Indtrådt i bestyrelsen den 19.03.2002

Fuldmægtig Peter Michaelsen
Danske Bank A/S

Født den 11.11.1941
Indtrådt i bestyrelsen den 28.06.1990. Senest genvalgt i 2002

Bestyrelsesmedlem i:
Danske Kreds (formand)
Bank//Pension (næstformand)

Ekspeditionsmedarbejder Pia Bo Pedersen
Danske Bank A/S

Født den 25.07.1967
Indtrådt i bestyrelsen den 19.03.2002

Bestyrelsesmedlem i:
Danske Kreds

Fuldmægtig Verner Usbeck
Danske Bank A/S

Født den 11.02.1950
Indtrådt i bestyrelsen den 28.06.1990. Senest genvalgt i 2002

Bestyrelsesmedlem i:
Danske Kreds
Danske Funktionærers Boligselskab S.m.b.A. (næstformand)

Bankassistent Solveig Ørteby
Danske Bank A/S

Født den 28.03.1965
Indtrådt i bestyrelsen den 30.11.2000. Senest genvalgt i 2002

Bestyrelsesmedlem i:
Danske Kreds (næstformand)

Ledelseshverv - direktion

Ordførende direktør Peter Straarup

Født den 19.07.1951
Indtrådt i direktionen den 01.09.1986

Bestyrelsesmedlem i:
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999 (formand)
Danica Liv III, Livsforsikringsaktieselskab (formand)
Danica Pension I, Livsforsikringsaktieselskab (formand)
Danica Pension, Livsforsikringsaktieselskab (formand)
Danske Securities AB, Sverige, (formand) indtil 01.07.2003
DDB Invest AB, Sverige, (formand)
Fokus Bank ASA, Norge, (næstformand)

Viceordførende direktør Jakob Brogaard

Født den 30.06.1947
Indtrådt i direktionen den 01.01.1996

Bestyrelsesmedlem i:
Realkredit Danmark A/S (formand)
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999*
Danica Liv III, Livsforsikringsaktieselskab*
Danica Pension I, Livsforsikringsaktieselskab*
Danica Pension, Livsforsikringsaktieselskab*
DDB Invest AB, Sverige, (næstformand)
LR Realkredit A/S (næstformand)
GrønlandsBANKEN, Aktieselskab (formand)

---

* siden 21.10.2003

Denne årsrapport findes på:
www.danskebank.dk

Foto: Morten Larsen, Scanpix og Gettyimages

Tryk: Fr. G. Knudtzons Bogtrykkeri A/S

Danske Bank A/S
Holmens Kanal 2-12
1092 København K
Telefon 33 44 00 00

anske Bank A/S
Kanal 2 - 12
1092 København K

44 00 00
danskebank.dk
nr. 61 12 62 28 - København